Form 20-F
period 2024-09-30
BloomZ Inc.
filed 2025-02-14
CIK 1984014

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from          to

Commission file number: 001-42186

BloomZ Inc.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Toyo Recording 1F, 4-5-19 Akasaka
Minato-ku, Tokyo 107-0052
Japan

+81 050-3138-4984

(Address of principal executive offices)

Minoru Muranaga, Chief Financial Officer

Telephone: +81 050-3138-4984

Email: muranaga@bloomz-inc.com

At the address of the Company set forth above

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares	BLMZ	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

13,429,800 ordinary shares as of September 30, 2024

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D 1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

*	If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

i

INTRODUCTION

In this annual report on Form 20-F, unless the context otherwise requires, references to:

●	“BloomZ Cayman” are to BloomZ Inc., an exempted company limited by shares incorporated under the laws of the Cayman Islands;

●	“BloomZ Japan” are to Kabushiki Kaisha BloomZ, a limited liability company organized under the laws of Japan and a wholly owned subsidiary of BloomZ Cayman;

●	“Commitment Period” are to the period commencing on October 1, 2024, the date of the execution of the White Lion Purchase Agreement (as defined below), and extends until the earlier of (i) White Lion (as defined below) having purchased Ordinary Shares equal to $30,000,000 or (ii) one year from the date of execution of the White Lion Purchase Agreement;

●	“IPO” are to the Company’s initial public offering of 1,250,000 Ordinary Shares completed on July 25, 2024;

●	“Japanese yen,” “¥,” or “JPY” are to the legal currency of Japan;

●	“Nasdaq” are to the Nasdaq Stock Market LLC;

●	“Ordinary Shares” are to ordinary shares of BloomZ Cayman, par value $0.00000002 per share;

●	“Production committee” are to a committee responsible for the production of the animation/video game, formed by an animation/video game-producing company, BloomZ Japan, and other investors;

●	“SEC” are to the U.S. Securities and Exchange Commission;

●	“we,” “us,” “our,” “our Company,” or the “Company” are to one or more of BloomZ Cayman and its operating subsidiary, BloomZ Japan, as the case may be;

●	“White Lion” are to White Lion Capital, LLC, a Nevada limited liability company; and

●	“White Lion Purchase Agreement” are to an ordinary share purchase agreement entered by and between White Lion and the Company on October 1, 2024.

This annual report on Form 20-F includes our audited consolidated financial statements for the fiscal years ended September 30, 2024, 2023, and 2022. In this annual report, we refer to assets, obligations, commitments, and liabilities in our consolidated financial statements in United States dollars. These dollar references are based on the exchange rate of ¥ to United States dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of United States dollars which may result in an increase or decrease in the amount of our obligations and the value of our assets.

This annual report contains translations of certain ¥ amounts into U.S. dollars at specified rates. Our functional currency and reporting currency are the Japanese yen, the legal currency of Japan. The terms “dollar” or “$” refer to U.S. dollars, the legal currency of the United States. Convenience translations included in this annual report of Japanese yen into U.S. dollars have been made at the exchange rates of ¥143.25=$1.00, which was the foreign exchange rate on September 30, 2024, as reported by the Board of Governors of the Federal Reserve System (the “U.S. Federal Reserve”) in its weekly release on October 7, 2024. Historical and current exchange rate information may be found at https://www.federalreserve.gov/releases/h10/.

ii

Part I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3. KEY INFORMATION

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Related to Our Business and Industry

We have had significant accumulated deficits as of September 30, 2024, 2023, and 2022, which raises substantial doubt about our ability to continue as a going concern. Our ability to continue as a going concern depends on our being able to attract and retain revenue generating customers, acquire new customer contracts, and secure additional financing.

We had operating losses of ¥185,902 thousand and ¥14,885 thousand and a profit of ¥6,821 thousand for the fiscal years ended September 30, 2024, 2023, and 2022, respectively. Such operating losses resulted in accumulated deficits of ¥237,512 thousand, ¥16,489 thousand, and ¥693 thousand as of September 30, 2024, 2023, and 2022, respectively. Given the preceding conditions, our auditor, Assentsure PAC, has raised substantial doubt about our ability to continue as a going concern. Our ability to continue as a going concern depends upon our ability to attract and retain revenue generating customers, acquire new customer contracts, and secure additional financing.

While our management’s plan is to acquire new revenue generating customer contracts and obtain additional financing through the issuance of the Company’s Ordinary Shares, other equity or debt financings, or other means, there is no assurance that we will be successful.

If we are unable to acquire new revenue generating customer contracts and obtain additional financing in the future, there may remain substantial doubt about our ability to continue as a going concern, and, investors or other financing sources may be unwilling to provide funding to us on commercially reasonable terms or at all.

Further, if we are unable to continue as a going concern, we may have to discontinue operations and liquidate our assets and may be compelled to receive less than the value at which those assets are carried on our audited financial statements, which would cause the shareholders to lose all or a part of their investment.

We operate in highly competitive markets and our failure to compete effectively could adversely affect our results of operations.

The audio production and VTuber management industries in Japan are both highly competitive and fragmented. As a relatively new and small-scale company in both industries, we face competition directly from the large-scale companies with more resources and those with a more extended operating history and more connections to these industries. In addition, we indirectly face competition from other large video streaming platforms, social media platforms, and other platforms offering movies, concerts, sports games, and other recreational activities in terms of our VTuber management business. See “Item 4. Information on the Company—B. Business Overview—Competition.” Our current or future competitors may have longer operating histories, greater brand recognition, or greater financial, technical, or marketing resources than we do. Competitors may leverage their brand recognition, experience, and resources to compete with us in a variety of ways, including investing more heavily in developing diverse types and innovative content in their audio production business and VTuber live streaming projects. In addition, new and enhanced technologies may increase the competition in the audio production and VTuber live streaming markets. Increased competition may reduce our profitability, market share, customer base, and brand recognition. There can be no assurance that we will be able to compete successfully against current or future competitors, and such competitive pressures could have a material adverse effect on our business, financial condition, and results of operations.

If we are unable to retain the existing clients for our audio production and voice actor workshop businesses, our results of operations will be materially and adversely affected.

The fees paid by the production committee for our comprehensive audio production services and the profit distributed based on our investment ratio after the animations/video games sold are the primary source of income of our audio production business. In the event our existing clients no longer place orders for our audio production services or invite us to invest and be involved in animation/video game production projects, and we do not acquire sufficient replacement orders to compensate, the revenue from our audio production business may be impacted, and our results of operations may be materially and adversely affected.

Membership fees we collect from the registered members under our workshop business provide the primary source of income of our voice actor workshop business. Since we do not enter into any long-term contracts with our registered members, we may not be able to accurately predict whether the registered members will continue to participate in our workshops, and the participating rates may decline or fluctuate due to factors such as the level of satisfaction with our services and our fees and charges, as well as factors beyond our control, such as the outbreak of a pandemic, Japan’s overall economic situation, and the rising competition from our competitors. If our existing members decide to no longer participate in our voice actor workshops and we do not acquire replacement members in comparable numbers or otherwise grow our member base, the revenue from our voice actor workshop business may be impacted, and our results of operations may be materially and adversely affected.

If we fail to retain our existing fans or further grow our fan base, the operation, profitability, and prospects of our VTuber management business may be materially and adversely affected.

The size of the fan base and the level of fan engagement are critical to the success of our VTuber management business. Since a large portion of the revenue generated from the VTuber management business was from the profits distributed by the online platforms, which directly hinge upon the number of the viewers of our affiliated VTubers’ live streaming videos and how many services, such as Super Chats/Stickers/Thanks, our fans purchase, the amount of the revenue generated by our VTuber management business significantly depends on our ability to maintain and increase the size of our fan base and fan engagement level. If our fan base becomes smaller or our fans become less active, it is probable that our fans would spend less on services like Super Chats/Stickers/Thanks or access the platforms less, in general. As a result, our financial condition would suffer from the consequential decline in revenue, and our business and operating results will be materially and adversely impacted.

As of September 30, 2024, we had approximately 486,000 subscribers on our affiliated VTubers’ YouTube channels.

Our revenue generated from the VTuber management business is highly dependent on the level of fan engagement. For example, during the fiscal years ended September 30, 2024, 2023, and 2022, 13.5%, 29.0%, and 54.0%, respectively, of the revenue generated from the VTuber management business came from YouTube, and among the revenue sources we generated from YouTube during the fiscal years ended September 30, 2024, 2023, and 2022, 52.0%, 68.3%, and 81.5% was from Super Chats/Stickers/Thanks, respectively. This reflects the level of activeness and willingness of our fans to purchase services like Super Chats/Stickers/Thanks to interact and engage with our affiliated VTubers during their live streaming sessions.

Maintaining and improving the current size of our fan base and the level of our fan engagement is critical to our continued success. To maintain and improve our fan base and level of fan engagement, however, we would have to ensure that we adequately and timely respond to changes in fan preferences, cultivate, attract, and retain enough popular VTubers, and offer new features and content that may attract new fans. There is no guarantee that we can meet all of these goals. A number of factors could negatively affect our fan retention, growth, and engagement, including if:

●	technical or other problems prevent our affiliated VTubers from streaming in a rapid and reliable manner or otherwise adversely affect the fan experience;

●	our affiliated VTubers fail to provide popular and innovative content that keeps their fans interested and eager to spend on services like Super Chats/Stickers/Thanks on a regular basis;

●	our affiliated VTubers fail to keep their fans engaged over a long period of time;

●	we suffer from negative publicity or fail to maintain our brand, or if our reputation is damaged; and/or

●	we fail to address fan concerns related to privacy and communication, safety, security, or other factors.

We may fail to cultivate, attract, and retain talented and competent voice actors and VTubers, which may materially and negatively affect our audio production and VTuber management businesses and operations.

As of the date of this annual report, we have 59 collaborating voice actors and 15 affiliated VTubers, which decreased by approximately 15.3% and 6.3% from the numbers as of September 30, 2024, respectively. Our collaborating voice actors play a key role in the audio production, since their voice acting provides the personality of their casting characters. Affiliated VTubers are the core of the live streaming ecosystem, as they are the primary source of captivating content to attract a dynamic and highly interactive community of fans. The charisma of our collaborating voice actors and affiliated VTubers, together with their voice acting skills, are primary contributors to secure the retention of our clients and fans. While we enter into one-year exclusive management agreements with our collaborating voice actors and affiliated VTubers that prohibit them from voice acting or live streaming for third parties’ projects without our prior consent, they may choose not to renew the agreements when the term ends. Moreover, the exclusive management agreements do not prohibit departing voice actors and VTubers from immediately working with our competitors. The departure of high-quality voice actors and VTubers may cause a quick corresponding decline in our client and fan base. To retain high-quality voice actors and VTubers, we may have to expend more resources to provide incentives, such as compensation schemes and comprehensive training and support to help them improve their incentives and build publicity and brand awareness. Although we strive to improve and stabilize our operations in these respects, there is no assurance that our collaborating voice actors and affiliated VTubers will not leave, despite our best efforts to retain them.

Contractual disputes with our collaborating voice actors and affiliated VTubers may harm our reputation and subject us to contractual liabilities, and may be costly or time-consuming to resolve.

We have entered into a one-year exclusive management agreement with every collaborating voice actor and affiliated VTuber. The fixed terms of the exclusive management agreement are generally non-negotiable, and such agreements will be automatically renewed if no party terminates one month prior to the end of the term. From time to time, there may be contractual disputes between us and our collaborating voice actors or affiliated VTubers. Any such disputes may be costly and time-consuming to resolve and detrimental to the quality of our audio production or the content produced by our affiliated VTubers, causing our existing clients to end the business relationship, decrease our fan base and the level of engagement, or could otherwise adversely affect our business, financial condition, and results of operations.

If we are no longer able to benefit from CyberStep’s support, our business may be adversely affected.

CyberStep, one of our principal shareholders, is a large video game-producing company. Our business has benefited from CyberStep’s permission to access its resources and assets, including granting us the use of the studios it leases to host physical voice actor workshops and providing access to its existing sales channels to sell and deliver merchandise featuring our collaborating voice actors and affiliated VTubers. In addition, we also have benefited from other types of CyberStep’s support, including designing and producing novel video games suitable for our collaborating voice actors and affiliated VTubers, to provide work opportunities for our audio production services, and assisting us by engaging with, and securing opportunities to work for, its subsidiaries or strategic alliance counterpart in relevant industries.

However, since we do not enter into agreements with CyberStep for the foregoing support and have been dependent on oral arrangements and non-obligatory support from the management of CyberStep, CyberStep may, at its own discretion, cease granting such permission or providing such support.

We cannot assure you that we will continue to benefit from our cooperation with CyberStep and its subsidiaries in the future. To the extent we cannot maintain our cooperative relationships with CyberStep on terms favorable to us or at all, we may need to expend resources to locate other business alliances to provide similar resources, services, and assets, and we may lose work opportunities, which would have a material and adverse effect on our business, prospects and results of operations.

Our limited operating history in rapidly evolving industries makes it difficult to accurately forecast our future operating results and evaluate our business prospects.

We only have a limited operating history, as we launched our audio production and voice actor workshop business in October 2017 and our VTuber management business in December 2021. Members of our management team have been working together for a short period of time and our operations are still in an early stage. They may still be in the process of exploring approaches to running our Company and reaching a consensus among themselves, which may affect the efficiency and results of our operation. Due to our limited operating history, our historical growth rate may not be indicative of our future performance. Our future performance may be more susceptible to certain risks than a company with a longer operating history in a different industry. Many factors could adversely affect our business and prospects and future performance, including:

●	our ability to maintain, expand, and further develop our relationships with clients to meet their increasing demands;

●	our ability to maintain and improve the quality and quantity of our audio production service;

●	the continued growth and development of the animation/video game industry and the VTuber management industry;

●	our ability to keep up with the technological developments or new business models of the rapidly evolving animation/video game industry and the VTuber management industry;

●	our ability to cultivate, attract, and retain talented and competent voice actors and VTubers;

●	our ability to effectively manage our growth; and

●	our ability to compete effectively with our competitors in the audio production industry and VTuber management industry.

We may not be successful in addressing the risks and uncertainties listed above, among others, which may materially and adversely affect our business, results of operations, financial condition, and future prospects.

Our financial condition, results of operations, and cash flows were adversely affected by the COVID-19 pandemic during the fiscal year ended September 30, 2022.

The COVID-19 pandemic spread throughout the world and resulted in the implementation of significant governmental measures, including lockdowns, closures, quarantines, and travel bans, intended to control the spread of the virus during calendar years 2020, 2021, and 2022. Companies also took precautions, such as requiring employees to work remotely, imposing travel restrictions, and temporarily closing their businesses.

While our business has not been materially affected by the COVID-19 pandemic since October 1, 2022, it was substantially and adversely affected during the fiscal year ended September 30, 2022. The global outbreak of COVID-19 adversely impacted Japan between the beginning of 2020 and the first half of 2023. During such period, the Japanese government issued several Declarations of Emergency, requesting the closing of non-essential activities and businesses across the country as a preemptive safeguard against the spread of COVID-19. This situation adversely impacted businesses across the country, particularly in the education and entertainment fields in which we operate.

Audio Production

During the fiscal year ended September 30, 2022, many of the orders for audio production services we had received were postponed, due to the cessation of the entirety of animation production projects in compliance with the government COVID-19 policies. In addition, the progress of a few audio productions was delayed, as some of our collaborating voice actors were infected with COVID-19. Our audio production business was not materially affected by COVID-19 during the fiscal years ended September 30, 2024 and 2023, because fewer orders for audio production services were postponed, as fewer animation production projects were deferred or canceled compared to the fiscal year ended September 30, 2022. The revenue generated from the audio production business during the fiscal year ended September 30, 2024 increased by 44.5% compared to the fiscal year ended September 30, 2023. The increase was mainly because anime production projects have begun to generate revenue.

VTuber Management

COVID-19 significantly affected the streaming schedule due to infections afflicting our affiliated VTubers during fiscal year 2022. In addition, offline events featuring our affiliated VTubers we planned to hold and expected to significantly contribute to the revenue were canceled in fiscal year 2022, either in compliance with the government’s COVID-19 policies or due to the infection of our affiliated VTubers. Since fewer of our affiliated VTubers were infected with COVID-19 and most of our infected affiliated VTubers had recovered from COVID-19, the streaming schedule during the fiscal years 2024 and 2023 was not as significantly affected as it was during the fiscal year 2022. Consequently, during the fiscal years ended September 30, 2024 and 2023, the number of VTubers available for live streaming increased, which led to higher advertisement revenue, and thus, the revenue generated from the VTuber management business significantly increased.

Voice Actor Workshops

Our physical voice actor workshops were frequently canceled, in compliance with the government policies during the fiscal year ended September 30, 2022, due to the COVID-19 pandemic. While our voice actor workshop business was not materially affected by COVID-19 during the fiscal years ended September 30, 2024 and 2023, as no physical voice actor workshops were canceled during these periods, the revenue generated from the voice actor workshop business decreased compared to the same period in the prior year. The decrease is primarily because of a decrease in the number of students.

For additional information, see section captioned “Item 5. Operating and Financial Review and Prospects—COVID-19 Pandemic Affecting Our Results of Operations.”

Our businesses are all operated in Japan, and our current business and future growth could be materially and adversely affected if we experience a decline in clients in Japan.

Since our audio production business, VTuber management business, and voice actor business are all operated in Japan, our current business and future growth could be materially and adversely affected if we experience a decline in clients and fan engagement in Japan.

Due to the importance of the Japanese market to our business, we are also subject to macroeconomic risks specific to Japan. See “Item 3. Key Information—D. Risk Factors—A downturn in the economy of the markets in which our audio production services, VTuber live streaming services, and voice acting educational services are provided may affect clients’ and fans’ willingness to spend on extracurricular education and entertainment services, which could directly or indirectly delay our growth strategy and have a material adverse effect on our business, financial condition, profitability, and cash flows” in this section.

A downturn in the economy of the markets in which our audio production services, VTuber live streaming services, and voice acting educational services are provided may affect clients’ and fans’ willingness to spend on extracurricular education and entertainment services, which could delay our growth strategy and directly or indirectly have a material adverse effect on our business, financial condition, profitability, and cash flows.

A downturn in the economy of the markets in which our audio production services, VTuber live streaming services, and voice acting educational services are provided could adversely impact clients’ and fans’ willingness to spend on extracurricular education and entertainment services. Factors that could affect such willingness include general business conditions, employment levels, interest rates and tax rates, the availability of consumer credit, and consumer confidence in future economic conditions. In the event of an economic downturn, consumer spending habits could be adversely affected and we could experience lower than expected net profits, which could force us to delay or slow our growth strategy and directly or indirectly have a material adverse effect on our business, financial condition, profitability, and cash flows.

In recent years, the economic indicators in Japan have also shown mixed signs, and future growth of the Japanese economy is subject to many factors beyond our control. The Japanese government has introduced policies to combat deflation and promote economic growth. In addition, the Bank of Japan introduced a plan for quantitative and qualitative monetary easing in April 2013 and announced a negative interest rate policy in January 2016. In April 2020, the Bank of Japan decided to further intensify monetary easing in response to the economic downturn caused by the COVID-19 pandemic. However, the long-term impact of these policy initiatives on Japan’s economy remains uncertain. In addition, the occurrence of pandemics, such as the COVID-19 pandemic, the occurrence of large-scale natural disasters, such as earthquakes and typhoons, as well as an increase in the consumption tax rate, which took place in April 2014, with a further increase in October 2019, may also adversely impact the Japanese economy, potentially impacting spending on extracurricular education and entertainment services. Any future deterioration of the Japanese or global economy may result in a decline in consumption that would have a negative impact on demand for our services and the prices we are able to charge for them.

Our management has a limited history managing rapid expansion. If we cannot effectively and efficiently manage our growth strategy, our results of operations or profitability could be materially and adversely affected.

We have been growing rapidly in recent years, and we intend to continue to expand our business by undertaking audio production for more animation and video game projects, planning and producing our own animation and TV programs, securing more talented and competent voice actors and VTubers, improving and increasing the content of our affiliated VTubers’ live streaming performances, holding offline events featuring our collaborating voice actors and affiliated VTubers, and broadening the scale of our voice actor workshops. Since this rapid expansion is a new strategy for us and our management has a limited history managing such an expansion, we may not be able to adapt quickly to such major business changes, compete successfully in new markets, build our brand in new areas, or generate sufficient net income from our newly expanded business. As a result, it is difficult for us to predict our results of operations with respect to our newly expanded business and you should not rely on our historical results of operations as an indication of our future financial performance.

This growth strategy has placed, and will continue to place, substantial demands on our managerial, operational, technological, and other resources. Our growth strategy will also place significant demands on us to maintain the quality of our services to ensure that our brand does not suffer as a result of any deviations, whether actual or perceived, in the quality of our services. To accommodate our growth, we anticipate that we will need to implement a variety of new and upgraded operational and financial systems, procedures, and controls, including the improvement of our accounting and other internal management systems. We will also need to continue to expand, train, manage, and motivate our workforce and manage our relationships with members, clients, and collaborating service providers. All of these endeavors involve risks and will require substantial management effort and significant additional expenditures. We cannot assure you that we will be able to effectively manage our growth or execute our strategies effectively, and any failure to do so may have a material adverse effect on our results of operations and profitability.

Any negative publicity about us, our business, shareholders, affiliates, directors, officers, and other employees may materially and adversely affect our reputation and business.

We may, from time to time, receive negative publicity about us, our management, or our business. Any such negative publicity may be the result of malicious harassment or unfair competition acts by third parties. We may also be subject to government or regulatory investigations as a result of such third-party conduct and may be required to spend significant time and incur substantial costs to defend ourselves against such third-party conduct, and we may not be able to conclusively refute any such allegations within a reasonable period of time, or at all. Our reputation may be materially and adversely affected as a result of any negative publicity, which in turn may cause us to lose market share, clients, fans, and business partnerships and could, consequently, have a material adverse effect on our business, reputation, financial condition, and results of operations.

Negative publicity, regardless of merit, could be related to a wide variety of matters, including, but not limited to:

●	alleged misconduct or other improper activities committed by our directors, officers, and other employees, including misrepresentations made by our employees to potential partners, clients, and fans during sales and marketing activities, and other fraudulent activities to artificially inflate the popularity of our service offerings;

●	false or malicious allegations or rumors about us or our directors, shareholders, affiliates, officers, and other employees;

●	complaints by clients, fans, members, and our collaborating voice actors and affiliated VTubers about our performances, workshops, services, sales, and/or marketing activities;

●	security breaches of confidential client, fan, member, collaborating voice actor and affiliated VTuber, or employee information;

●	employment-related claims relating to alleged employment discrimination, wage, and hour violations; or

●	governmental and regulatory investigations or penalties resulting from our failure to comply with applicable laws and regulations.

If we are unable to provide a high-quality customer experience, our business, reputation, financial condition, and results of operations may be materially and adversely affected.

The success of our business largely depends on our ability to provide a high-quality customer experience for our audio production services, VTuber live streaming services, and voice acting educational services, which in turn depends on a variety of factors. These factors include our ability to (i) continue to offer high-quality audio production services, VTuber live streaming services, and voice acting educational services at competitive prices, (ii) maintain reliable relationships with our clients, members, and collaborating voice actors and affiliated VTubers and retain the permission to use the physical studios leased by CyberStep and keep them clean and safe for the voice actor workshops, and (iii) provide timely and satisfying customer service. If our customers are not satisfied with our service experience, or the prices at which we offer the audio production services and voice acting educational services are severely interrupted or otherwise fail to meet our customers’ expectations, our reputation and customer loyalty could be adversely affected. As a result, if we are unable to continue to provide, or maintain, a high-quality customer service, we may not be able to retain existing customers or attract new customers, which could have a material adverse effect on our business, reputation, financial condition, and results of operations.

Our business depends on the continued success of our brand, and if we fail to maintain and enhance the recognition of our brand, we may face difficulty increasing our network of clients, fans, members, and collaborating voice actors and affiliated VTubers, and our reputation and operating results may be harmed.

We believe that market awareness of our brand, “BloomZ,” has contributed significantly to the success of our business. Maintaining and enhancing our brand is critical to our efforts to increase our network of clients, fans, members, and collaborating voice actors and affiliated VTubers.

Our ability to attract new clients, fans, members, and collaborating voice actors and affiliated VTubers depends on investment in our brand, our marketing efforts, and the success of our services, and on the perceived value of our services as may be compared to competing alternatives available to our client, fan, and member bases.

In order to increase the market awareness of our brand, we have been striving to cultivate, attract, and retain talented and competent voice actors and VTubers so as to improve our capacity for participating in more animation/video game production projects and producing more live streaming videos and hosting online live streaming events. As of the date of this annual report, the number of our collaborating voice actors has increased to 59 from seven in 2017, and the number of affiliated VTubers has increased to 15 since the commencement of our VTuber management business in December 2021. In addition, the aggregate number of views of our VTubers’ YouTube channels affiliated with Hoshimeguri Gakuen, increased significantly from 9,476,466 in the fiscal year 2023 to 17,347,841in the fiscal year 2024.

In addition, a failure by our clients, fans, and members to distinguish between our brand and the different services provided by our competitors may result in a reduction in revenue, profit, and margins, should the services of our competitors be selected rather than ours. If our marketing initiatives are not successful or become less effective, if we are unable to further enhance our brand recognition, or if we incur excessive marketing and promotion expenses, we may not be able to attract new clients, fans, members, and collaborating voice actors and affiliated VTubers successfully or efficiently, and our business and results of operations may be materially and adversely affected.

In addition, negative publicity about our business, shareholders, affiliates, directors, officers, and other employees can harm the recognition of our brand. Please see “—Any negative publicity about us, our business, shareholders, affiliates, directors, officers, and other employees may materially and adversely affect our reputation and business.”

In addition to traditional media, there has been an increasing use of social media platforms and similar devices in Japan, including instant messaging applications, social media websites, and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on instant messaging applications and social media platforms is virtually immediate, as is its impact, which affords us little or no opportunity for redress or correction. The opportunity for dissemination of information, including inaccurate information, is readily available. Information concerning our Company, shareholders, affiliates, directors, officers, and other employees, may be posted on such platforms at any time. The risks associated with any such negative publicity or incorrect information cannot be completely eliminated by our strategies to maintain our brand integrity and may materially harm the recognition of our brand, our reputation, business, financial condition, and results of operations.

Unauthorized use of our intellectual property by third parties and expenses incurred in protecting our intellectual property rights may adversely affect our business, reputation, and competitive edge.

We regard our company logo, domain names, copyrights, and other similar intellectual property, especially with respect to our collaborating voice actors and affiliated VTubers’ virtual characters, and use of rights of publicity (being the licensable right to control the commercial use and make use of the commercial value of individual’s names, signatures, images, portraits, and likenesses) of our collaborating voice actors, pursuant to the exclusive management agreements, as important to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality and non-disclosure agreements to protect our rights. For details, please see “Item 4. Information on the Company—Business—Intellectual Property.”

Despite these measures, any of our intellectual property rights could be challenged, invalidated, circumvented, or misappropriated, or such intellectual property may not be sufficient to provide us with competitive advantages. It may be difficult to maintain and enforce intellectual property rights. Statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently. Confidentiality, invention assignment and non-compete agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in all jurisdictions.

Policing unauthorized use of our proprietary technology and other intellectual property is difficult and expensive, and litigation may be necessary in the future to enforce our intellectual property rights. Future litigation could result in substantial costs and diversion of our resources and could disrupt our business, as well as materially adversely affect our financial condition and results of operations. Further, despite the potentially substantial costs, we cannot assure you that we will prevail in any such litigation.

Third parties may claim that we infringe on their proprietary intellectual property rights, which could cause us to incur significant legal expenses and prevent us from promoting our services.

Our success depends, in part, on our ability to operate without infringing on the intellectual property rights of others. Third parties may, in the future, claim our current or future copyrights, trademarks, technologies, business methods, processes, or use of rights of publicity of our collaborating voice actors infringe on their intellectual property rights or may challenge the validity of our intellectual property rights. We may be subject to intellectual property infringement claims that would be costly to defend and could limit our ability to use certain critical copyrights, trademarks, business methods, or rights of publicity of our collaborating voice actors.

The defense and prosecution, if necessary, of intellectual property suits, interference proceedings, and related legal and administrative proceedings can become very costly and may divert our management personnel from their normal responsibilities. We may not prevail in any of these suits or proceedings. An adverse determination of any litigation or defense proceedings could require us to pay substantial compensatory and punitive damages, could restrain us from using critical copyrights, trademarks, business methods, processes, or rights of publicity of our collaborating voice actors, and could result in us losing or not gaining valuable intellectual property rights.

Furthermore, due to the voluminous amount of discovery frequently conducted in connection with intellectual property litigation, some of our confidential information could be disclosed to competitors during this type of litigation. In addition, public announcements of the results of hearings, motions, or other interim proceedings or developments in the litigation could be perceived negatively by investors and thus have an adverse effect on the trading price of our Ordinary Shares.

Our current insurance policies may not provide adequate levels of coverage against all claims and we may incur losses that are not covered by our insurance.

We believe we maintain insurance coverage that is customary for businesses of our size and type. However, we may be unable to insure against certain types of losses or claims, or the cost of such insurance may be prohibitive. Uninsured losses or claims, if they occur, could have a material adverse effect on our reputation, business, results of operations, financial condition, or prospects.

Data security breaches and attempts thereof could negatively affect our reputation, credibility, and business.

Our operation of businesses collects and stores personal information relating to our customers (registered members), including their personally identifiable information. Customers are increasingly concerned with the security of personal information transmitted over the Internet (or through other mechanisms), consumer identity theft, and user privacy. Any perceived, attempted, or actual unauthorized disclosure of personally identifiable information regarding our members, collaborating voice actors, and affiliated VTubers could harm our reputation and credibility, reduce the revenue of our businesses, impair and reduce our ability to attract and retain members, collaborating voice actors, and affiliated VTubers, and could result in litigation against us or the imposition of significant fines or penalties. We cannot assure you that any of our third-party service providers with access to such personally identifiable information will maintain policies and practices regarding data privacy and security in compliance with all applicable laws, or that they will not experience data security breaches or attempts thereof which could have a corresponding adverse effect on our business.

Recently, data security breaches suffered by well-known companies and institutions have attracted a substantial amount of media attention, prompting new foreign, national, provincial or state, and local laws and legislative proposals addressing data privacy and security, as well as increased data protection obligations imposed on merchants by credit card issuers. As a result, we may become subject to more extensive requirements to protect the customer information that we process in connection with the purchase of our services, resulting in increased compliance costs.

Our ability to operate our VTuber management business depends on the development and maintenance of live streaming platforms and the Internet infrastructure operated by third parties.

Since we operate our VTuber management business on live streaming platforms operated by third parties, such as YouTube, if our contractual relationship with these third parties is terminated due to our violation of their terms of service, we may no longer be able operate our VTuber management business on their live streaming platforms. In such event, the value of these live streaming platforms with video distribution media would decline due to a decrease in the number of users and our VTuber management business would be adversely affected.

In addition, the Internet’s infrastructure is comprised of many different networks and services that are highly fragmented and distributed by design. This infrastructure is run by a series of independent third-party organizations that work together to provide the infrastructure and supporting services of the Internet under the governance of the Internet Corporation for Assigned Numbers and Names (“ICANN”) and the Internet Assigned Numbers Authority, now under the stewardship of ICANN. The Internet has experienced various outages and other delays due to damage to portions of its infrastructure, denial-of-service attacks, or related cyber incidents, and it could face outages and delays in the future. These outages and delays could reduce the level of Internet usage or result in fragmentation of the Internet, resulting in multiple separate Internets. These scenarios are not under our control and could reduce the availability of the Internet to our affiliated VTubers for delivery of their live streaming services. Any interruptions in our VTuber live streaming services or the ability of our fans to access our VTuber live streaming services could result in a loss of potential or existing fans and harm our VTuber management business.

We may need additional capital in the future to pursue our business objectives.

We may need to raise additional capital to respond to business challenges or opportunities, accelerate our growth, develop new business offerings, or enhance our technological capacities. Due to the unpredictable nature of the capital markets and our industries, we cannot assure you that we will be able to raise additional capital on terms favorable to us, or at all, if and when required, especially if we experience disappointing results of operations. If adequate capital is not available to us as required, our ability to fund operations, take advantage of unanticipated opportunities, develop or enhance our infrastructure, or respond to competitive pressures could be significantly limited. If we do raise additional funds through the issuance of equity or convertible debt securities, the ownership interests of holders of our Ordinary Shares could be significantly diluted. These newly issued securities may have rights, preferences, or privileges senior to those of existing holders or our securities.

If we fail to attract, recruit, or retain our key personnel, including our executive officers, senior management, and key employees, our ongoing operations and growth could be affected.

Our success also depends, to a large extent, on the efforts of our key personnel, including our chief executive officer, Ms. Kazusa Aranami, director, Mr. Yuhi Mimura, and other key employees who have valuable experience, knowledge, and connection in the animation production industry and the audio production industry. There is no assurance that these key personnel will not voluntarily terminate their employment with us. We do not carry, and do not intend to procure, key person insurance on any of our senior management team. The loss of any of our key personnel could be detrimental to our ongoing operations. Our success will also depend on our ability to attract and retain qualified personnel to manage our existing operations as well as our future growth. We may not be able to successfully attract, recruit, or retain key personnel, and this could adversely impact our growth. Moreover, we rely on our sales and marketing team to source new clients for our business growth. We have seven sales and marketing personnel in total, as of the date of this annual report, who are responsible for pitching and soliciting upstream animation/video game-producing companies to purchase our audio production services. If we are unable to attract, retain, and motivate our sales and marketing personnel, our business may be adversely affected.

We may from time to time be subject to claims, controversies, lawsuits, and legal proceedings, which could adversely affect our business, prospects, results of operations, and financial condition.

We may from time to time become subject to or involved in various claims, controversies, lawsuits, and legal proceedings. However, claims and threats of lawsuits are subject to inherent uncertainties, and we are uncertain whether any of these claims would develop into a lawsuit. Lawsuits, or any type of legal proceeding, may cause us to incur defense costs, utilize a significant portion of our resources, and divert management’s attention from our day-to-day operations, any of which could harm our business. Any settlements or judgments against us could have a material adverse impact on our financial condition, results of operations, and cash flows. In addition, negative publicity regarding claims or judgments made against us may damage our reputation and may result in a material adverse impact on us.

Risks Relating to our Ordinary Shares and the Trading Market

The market price of our Ordinary Shares may be volatile or may decline, regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

The market price of our Ordinary Shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

●	actual or anticipated fluctuations in our revenue and other operating results;

●	the financial projections we may provide to the public, any changes in these projections, or our failure to meet these projections;

●	actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our Company, or our failure to meet these estimates or the expectations of investors;

●	announcements by us or our competitors of significant services or features, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

●	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

●	lawsuits threatened or filed against us; and

●	other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

The trading price of our Ordinary Shares is likely to be volatile, which could result in substantial losses to our investors.

From the closing of our initial public offering on July 23, 2024 to the date of this annual report, the trading price of our Ordinary Shares has ranged from $0.35 to $4.3 per Ordinary Share. The trading price of our Ordinary Shares is likely to continue to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations overseas that have listed their securities in the United States. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in their trading prices. The trading performances of other companies’ securities after their offerings may affect the attitudes of investors toward companies listed in the United States in general and consequently may impact the trading performance of our Ordinary Shares, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for our Ordinary Shares may be highly volatile for factors specific to our own operations, including the following:

●	our operating and financial performance;

●	quarterly variations in the rate of growth of our financial indicators, such as net income per share, net income, and revenue;

●	the public reaction to our press releases, our other public announcements, and our filings with the SEC;

●	strategic actions by our competitors;

●	changes in revenue or earnings estimates, or changes in recommendations or withdrawal of research coverage, by equity research analysts;

●	speculation in the press or investment community;

●	the failure of research analysts to cover our Ordinary Shares;

●	sales of our Ordinary Shares by us or other shareholders, or the perception that such sales may occur;

●	changes in accounting principles, policies, guidance, interpretations, or standards;

●	additions or departures of key management personnel;

●	actions by our shareholders;

●	domestic and international economic, legal, and regulatory factors unrelated to our performance; and

●	the realization of any risks described under this section.

Any of these factors may result in large and sudden changes in the volume and price at which our Ordinary Shares will trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

The requirements of being a public company may strain our resources and divert management’s attention.

As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002, or the “Sarbanes-Oxley Act,” the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of Nasdaq, and other applicable securities rules and regulations. Despite recent reforms made possible by the Jumpstart Our Business Startups Act of 2012, or the “JOBS Act,” compliance with these rules and regulations will nonetheless increase our legal, accounting, and financial compliance costs and investor relations and public relations costs, make some activities more difficult, time-consuming, or costly, and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company.” The Exchange Act requires, among other things, that we file annual and current reports with respect to our business and operating results as well as proxy statements.

As a result of disclosure of information in the Form 20-F and in filings required of a public company, our business and financial condition are more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business, brand and reputation and results of operations.

Being a public company and these new rules and regulations make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

We may experience extreme stock price volatility unrelated to our actual or expected operating performance, financial condition, or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares.

Recently, there have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with a number of recent initial public offerings, especially among companies with relatively smaller public floats. As a relatively small-capitalization company with relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume, and less liquidity than large-capitalization companies. In particular, our Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades, and large spreads in bid and ask prices. Such volatility, including any stock run-up, may be unrelated to our actual or expected operating performance, financial condition, or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares.

In addition, if the trading volumes of our Ordinary Shares are low, persons buying or selling in relatively small quantities may easily influence prices of our Ordinary Shares. This low volume of trades could also cause the price of our Ordinary Shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Ordinary Shares. A decline in the market price of our Ordinary Shares also could adversely affect our ability to issue additional Ordinary Shares or other securities and our ability to obtain additional financing in the future. No assurance can be given that an active market in our Ordinary Shares will develop or be sustained. If an active market does not develop, holders of our Ordinary Shares may be unable to readily sell the shares they hold or may not be able to sell their shares at all.

If we fail to implement and maintain an effective system of internal controls or fail to remediate the material weaknesses in our internal control over financial reporting that have been identified, we may fail to meet our reporting obligations or be unable to accurately report our results of operations or prevent fraud, and investor confidence and the market price of our Ordinary Shares may be materially and adversely affected.

In preparing our consolidated financial statements as of and for the fiscal years ended September 30, 2024, 2023, and 2022, we and our independent registered public accounting firm have identified material weaknesses in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board, and other control deficiencies. The material weaknesses identified included (i) certain audit adjustments proposed by the auditor and recorded by the Company into the financial statements; and (ii) a lack of independent directors and an audit committee. Following the identification of the material weaknesses and control deficiencies, we have elected two independent directors and formed an audit committee and plan to continue to take remedial measures, including (i) implementing regular and continuous accounting principles generally accepted in the United States of America (“U.S. GAAP”) accounting and financial reporting training programs for our accounting and financial reporting personnel and (ii) engaging an external consulting firm to assist us with assessment of Sarbanes-Oxley compliance requirements and improvement of overall internal control. However, the implementation of these measures may not fully address the material weaknesses in our internal control over financial reporting. If we fail to implement and maintain an effective system of internal control to remediate any material weakness over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations, or prevent fraud. If we fail to achieve and maintain an effective internal control environment on an ongoing basis, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our Ordinary Shares. Additionally, ineffective internal control over financial reporting could expose us to an increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements for prior periods. As a result, our business, financial condition, results of operations, and prospects, and the trading price of our Ordinary Shares, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

We are a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending September 30, 2025. In addition, once we cease to be an “emerging growth company,” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified, if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated, or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational, and financial resources and systems for the foreseeable future. We may be unable to complete our evaluation testing and any required remediation in a timely manner.

As a public company, we incur substantially increased costs as compared to when we were a private company.

We incur significant legal, accounting, and other expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and Nasdaq, impose various requirements on the corporate governance practices of public companies.

Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costlier. We have incurred additional costs in obtaining director and officer liability insurance. In addition, we incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers.

We are an “emerging growth company,” as defined in the JOBS Act and will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of our initial public offering, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the prior March 31, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

After we are no longer an “emerging growth company,” or until five years following the completion of our initial public offering, whichever is earlier, we expect to incur significant additional expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. For example, as a public company, we have been required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures.

The sale or availability for sale of substantial amounts of our Ordinary Shares could adversely affect their market price.

Sales of substantial amounts of our Ordinary Shares in the public market, or the perception that these sales could occur, could adversely affect the market price of our Ordinary Shares and could materially impair our ability to raise capital through equity offerings in the future. The sales or subsequent resales of the Ordinary Shares in the public market by the selling shareholders under the prospectus filed on November 6, 2024 (the “Resale Shares”) may cause the market price of our Ordinary Shares to decline. All of the Resale Shares will be freely tradable without restriction or further registration under the Securities Act, and certain Ordinary Shares held by our existing shareholders may also be sold in the public market in the future, subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. As of the date of this annual report, an aggregate of 14,425,936 Ordinary Shares are issued and outstanding. Sales of these Ordinary Shares into the market could cause the market price of our Ordinary Shares to decline.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our Ordinary Shares if the market price of our Ordinary Shares increases.

If securities or industry analysts do not publish research or reports about our business, or if they publish a negative report regarding our Ordinary Shares, the price of our Ordinary Shares and trading volume could decline.

Any trading market for our Ordinary Shares may depend in part on the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade us, the price of our Ordinary Shares would likely decline. If one or more of these analysts cease coverage of our Company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our Ordinary Shares and the trading volume to decline.

If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer.

We are qualified as a foreign private issuer. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States domestic issuers, and we are not required to disclose in our periodic reports all of the information that United States domestic issuers are required to disclose. While we currently are qualified as a foreign private issuer, we may cease to qualify as a foreign private issuer in the future, in which case we would incur significant additional expenses that could have a material adverse effect on our results of operations.

Because we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.

Nasdaq listing rules require listed companies to have, among other things, a majority of its board members be independent, and such independent directors have regularly scheduled meetings at which only they are present. As a foreign private issuer, however, we are permitted to, and we have chosen to follow home country practice in lieu of the above requirements. The corporate governance practice in our home country, the Cayman Islands, does not impose a requirement that our board of directors consist of a majority of independent directors or that such independent directors meet regularly without other members present. Thus, although a director must act in the best interests of the Company, it is possible that fewer board members will be exercising independent judgment, and the level of board oversight on the management of our Company may decrease as a result. In addition, Nasdaq listing rules require U.S. domestic issuers to have a compensation committee composed entirely of independent directors and that director nominees be selected or recommended for selection by either a majority of the independent directors or a nominating and corporate governance committee comprised solely of independent directors. We, as a foreign private issuer, are not subject to these requirements and have chosen to follow home country practice instead. Our home country practice does not impose specific requirements on the establishment of a compensation committee or nominating committee or nominating process. Therefore, we do not have a compensation committee or a nominating and corporate governance committee, nor are our director nominees selected or recommended for selection by a majority of the independent directors. Nasdaq listing rules also require listed companies to obtain shareholder approval prior to issuing or selling securities (or securities convertible into or exercisable for common stock) that equal 20% or more of the companies’ outstanding common stock or voting power prior to such issuance or sale. We, as a foreign private issuer, are permitted to and have chosen to follow home country practice in lieu of this requirement, which allows us to issue and sell securities that equal 20% or more of our outstanding Ordinary Shares or voting power without obtaining shareholder approval.

Therefore, for as long as we remain a “foreign private issuer,” we will not have the same protections afforded to our shareholders that are subject to all of the above corporate governance requirements, and you will have less protection than you would have if we were a domestic issuer.

If we cannot continue to satisfy the listing requirements and other rules of the Nasdaq Capital Market, our securities may be delisted, which could negatively impact the price of our securities and your ability to sell them.

Our Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “BLMZ.”

In order to maintain our listing on the Nasdaq Capital Market, we are required to comply with certain rules of the Nasdaq Capital Market, including those regarding minimum stockholders’ equity, minimum share price, minimum market value of publicly held shares, and various additional requirements. Even if we meet the listing requirements and other applicable rules of the Nasdaq Capital Market, we may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy the Nasdaq Capital Market criteria for maintaining our listing, our securities could be subject to delisting.

On September 12, 2024, we received a written notification (the “Notification Letter”) from Nasdaq advising us that, based on the market value of our Ordinary Shares from July 29, 2024 to September 11, 2024, we did not meet the minimum market value of listed securities requirement stipulated in Nasdaq Listing Rule 5550(b)(2) (the “Minimum Market Value of Listed Securities Requirement”). Nasdaq Listing Rule 5550(b)(2) requires listed companies to maintain a minimum market value of listed securities of $35 million, and Nasdaq Listing Rule 5810(c)(3)(C) provides that a failure to meet the Minimum Market Value of Listed Securities Requirement exists if the deficiency continues for a period of 30 consecutive business days.

The Notification Letter does not impact our listing on the Nasdaq. In accordance with Nasdaq Listing Rule 5810(c)(3)(C), we have been provided 180 calendar days, or until March 11, 2025 (the “Compliance Period”), to regain compliance with Nasdaq Listing Rule 5550(b)(2), which will be satisfied if, at any time during the Compliance Period, the market value of our Ordinary Shares closes at $35 million or more for a minimum of 10 consecutive business days. During the Compliance Period, we expect that our Ordinary Shares will continue to be listed and traded on the Nasdaq. We intend to monitor the market value of our Ordinary Shares between now and March 11, 2025, and our management is looking into various options available to regain compliance and maintain our continued listing. In the event we do not regain compliance by March 11, 2025, we will be subject to delisting; however, we may appeal the delisting determination to the Nasdaq’s hearings panel.

On December 2, 2024, we received a written deficiency letter (the “Deficiency Letter”) from Nasdaq advising us that, based on the bid price of our Ordinary Shares from October 18, 2024 to November 29, 2024, we did not meet the minimum bid price requirement as set forth under Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Rule”) for continued listing on Nasdaq. The Minimum Bid Price Rule requires listed securities to maintain a minimum bid price of $1.00 per share, and Listing Rule 5810(c)(3)(A) provides that a failure to meet this requirement exists if the deficiency continues for a period of 30 consecutive business days.

The Deficiency Letter does not impact our listing on the Nasdaq. In accordance with the Nasdaq Listing Rule 5810(c)(3)(A), we have been provided 180 calendar days, or until June 2, 2025, to regain compliance with Nasdaq Listing Rule 5550(a)(2). To regain compliance, our Ordinary Shares must have a closing bid price of at least $1.00 for a minimum of 10 consecutive trading days during the 180-day period or prior to June 2, 2025. We intend to actively monitor the closing bid price of its securities between now and June 2, 2025. The Company will take all reasonable measures to regain compliance. In the event that the Company does not regain compliance by June 2, 2025, the Company may be eligible for additional time to regain compliance or may face delisting.

If the Nasdaq Capital Market subsequently delists our securities from trading, we could face significant consequences, including:

●	a limited availability for market quotations for our securities;

●	reduced liquidity with respect to our securities;

●	a determination that our Ordinary Shares are a “penny stock,” which will require brokers trading in our Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Shares;

●	limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

Anti-takeover provisions in our articles of association may discourage, delay, or prevent a change in control.

Some provisions of our articles of association may discourage, delay, or prevent a change in control of our Company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue shares with preferred, deferred, or other special rights or restrictions without any further vote or action by our shareholders.

It is not possible to predict the actual number of Ordinary Shares we will sell under the White Lion Purchase Agreement to White Lion, or the actual gross proceeds resulting from those sales.

Subject to certain limitations in the White Lion Purchase Agreement and compliance with applicable law, we have the discretion to deliver notices to White Lion at any time throughout the Commitment Period. The number of the Ordinary Shares ultimately offered for sale by White Lion under the prospectus filed on November 6, 2024 is dependent upon the number of Ordinary Shares we elect to sell to White Lion under the White Lion Purchase Agreement. The actual number of Ordinary Shares that are sold to White Lion may depend on a number of factors, including the market price and market liquidity of our Ordinary Shares during the Commitment Period. Actual gross proceeds may be less than $30.0 million, which may impact our future liquidity. Because the price per share of each Ordinary Share sold to White Lion will fluctuate during the Commitment Period, it is not currently possible to predict the number of Ordinary Shares that will be sold or the actual gross proceeds to be raised in connection with those sales, if any.

Investors who buy Ordinary Shares in the public market at different times will likely pay different prices.

Investors who purchase Ordinary Shares in the public market at different times will likely pay different prices, and, therefore, may experience different levels of dilution and different outcomes in their investment results. In connection with the White Lion Purchase Agreement, we will have discretion, subject to market demand, to vary the timing, prices, and numbers of Ordinary Shares sold to White Lion. Similarly, White Lion may sell the Resale Shares at different times and at different prices. Investors may experience a decline in the value of the Ordinary Shares they purchase from White Lion in the public market as a result of sales made by us in future transactions to White Lion at prices lower than the prices such investors paid.

The issuance of Ordinary Shares to White Lion may cause substantial dilution to our existing shareholders, and the sale of such Ordinary Shares acquired by White Lion could cause the price of our Ordinary Shares to decline.

We have registered for resale by White Lion up to 40,500,000 Ordinary Shares. After White Lion has acquired Ordinary Shares under the White Lion Purchase Agreement, it may sell all, some, or none of those Ordinary Shares. Sales to White Lion by us pursuant to the White Lion Purchase Agreement may result in substantial dilution to the interests of other holders of our Ordinary Shares. The sale of a substantial number of Ordinary Shares to White Lion could make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise desire. The number of the Resale Shares ultimately offered for resale by White Lion is dependent upon the number of Ordinary Shares issued to White Lion pursuant to the White Lion Purchase Agreement. Depending on a variety of factors, including market liquidity of our Ordinary Shares, the issuance of Ordinary Shares to White Lion may cause the trading price of our Ordinary Shares to decline.

Our board of directors may decline to register transfers of Ordinary Shares in certain circumstances.

Except in connection with the settlement of trades, transactions or transfers of Ordinary Shares entered into through the facilities of a stock exchange or automated quotation system on which our Ordinary Shares are listed or traded from time to time, our board of directors may, in its sole discretion, decline to register any transfer of any Ordinary Share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any Ordinary Share unless (i) the instrument of transfer is lodged with us, accompanied by the certificate for the shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer; (ii) the instrument of transfer is in respect of only one class of shares; (iii) the instrument of transfer is properly stamped, if required; (iv) in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; (v) the shares transferred are free of any lien in favor of us; or (vi) a fee of such maximum sum as the Nasdaq Capital Market may determine to be payable, or such lesser sum as our board of directors may from time to time require, is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, after compliance with any notice required in accordance with the rules of the relevant stock exchange, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year. The period of 30 days may be extended for a further period or periods not exceeding 30 days in respect of any year if approved by the shareholders of the Company by ordinary resolution.

This, however, is unlikely to affect market transactions of the Ordinary Shares purchased by investors in a public offering. The legal title to such Ordinary Shares and the registration details of those Ordinary Shares in the Company’s register of members remain with the Depository Trust Company. All market transactions with respect to those Ordinary Shares are carried out without the need for any kind of registration by the directors, as the market transactions will all be conducted through the Depository Trust Company systems.

We are an “emerging growth company” within the meaning of the Securities Act, and as we have taken advantage of certain exemptions from disclosure requirements available to emerging growth companies, this will make it more difficult to compare our performance with other public companies.

We are an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act. Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This will make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Because we are an “emerging growth company,” we may not be subject to requirements that other public companies are subject to, which could affect investor confidence in us and our Ordinary Shares.

For as long as we remain an “emerging growth company,” as defined in the JOBS Act, we will elect to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of shareholder approval of any golden parachute payments not previously approved. Because of these lessened regulatory requirements, our shareholders would be left without information or rights available to shareholders of more mature companies. If some investors find our Ordinary Shares less attractive as a result, there may be a less active trading market for our Ordinary Shares and our share price may be more volatile. See “Implications of Our Being an ‘Emerging Growth Company.’”

You may have difficulty enforcing judgments against us.

We are incorporated under the laws of the Cayman Islands as an exempted company limited by shares. Currently, all of our operations are conducted in Japan, and all or a substantial portion of our assets are and will be located outside of the United States and located in Japan. In addition, all of our officers and directors are nationals and residents of a country other than the United States, and almost all of their assets are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe we have violated your rights, either under United States federal or state securities laws or otherwise, or if you have a claim against us. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of Japan may not allow you to enforce a judgment against our assets or the assets of our directors and officers.

The laws of the Cayman Islands may not provide our shareholders with benefits comparable to those provided to shareholders of corporations incorporated in the United States.

Our corporate affairs are governed by our memorandum and articles of association, by the Companies Act (as amended) of the Cayman Islands (the “Cayman Companies Act”), and by the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders, and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law in the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands and from English common law. Decisions of the Privy Council (which is the final Court of Appeal for British overseas territories such as the Cayman Islands) are binding on a court in the Cayman Islands. Decisions of the English courts, and particularly the Supreme Court and the Court of Appeal are generally of persuasive authority but are not binding in the courts of the Cayman Islands. Decisions of courts in other Commonwealth jurisdictions are similarly of persuasive but not binding authority. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws relative to the United States. Therefore, our public shareholders may have more difficulty protecting their interests in the face of actions by our management, directors, or controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

You may be unable to present proposals before annual general meetings or extraordinary general meetings not called by shareholders.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting and does not provide shareholders with any right to put any proposal before a general meeting. These rights, however, may be provided in a company’s articles of association. Our articles of association allow our shareholders holding shares which carry in aggregate not less than one-third of all votes attaching to all of our issued and outstanding shares, to requisition an extraordinary general meeting of our shareholders, in which case our board of directors is obliged to call such meeting. Advance notice of not less than ten clear days is required for the convening of any general meeting of our shareholders. A quorum required for a meeting of shareholders consists of at least two shareholders, present in person or by proxy, holding shares which carry in aggregate not less than one-third in nominal value of the total issued shares in the Company entitled to vote at such general meeting of the Company.

If we are classified as a passive foreign investment company, United States taxpayers who own our Ordinary Shares may have adverse United States federal income tax consequences.

A non-U.S. corporation such as ourselves will be classified as a passive foreign investment company, which is known as a PFIC, for any taxable year if, for such year, either:

●	at least 75% of our gross income for the year is passive income; or

●	the average percentage of our assets (determined at the end of each quarter) during the taxable year which produce passive income or which are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business), and gains from the disposition of passive assets.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds our Ordinary Shares, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

Depending on the amount of assets held for the production of passive income, it is possible that, for our 2025 taxable year or for any subsequent year, more than 50% of our assets may be assets which produce passive income, in which case we would be deemed a PFIC, which could have adverse U.S. federal income tax consequences for U.S. taxpayers who are shareholders. We will make this determination following the end of any particular tax year.

For purposes of the PFIC analysis, in general, a non-U.S. corporation is deemed to own its pro rata share of the gross income and assets of any entity in which it is considered to own at least 25% of the equity by value.

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were or are determined to be a PFIC, see “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation — PFIC.”

Our shareholders may be held liable for claims by third parties against us to the extent of distributions received by them upon redemption of their shares.

If we are forced to enter into an insolvency liquidation, any distributions received by shareholders could be viewed as an unlawful payment if it was proved that immediately following the date on which the distribution was made, we were unable to pay our debts as they fall due in the ordinary course of business. As a result, a liquidator could seek to recover some or all amounts received by our shareholders. Furthermore, our directors may be viewed as having breached their fiduciary duties to us or our creditors and/or may have acted in bad faith, thereby exposing themselves and our Company to claims, by paying public shareholders from the trust account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons. We and our directors and officers who knowingly and willfully authorized or permitted any distribution to be paid out of our share premium account while we were unable to pay our debts as they fall due in the ordinary course of business would be guilty of an offence and may be liable for a fine of 15,000 Cayman Islands Dollars and to imprisonment for five years in the Cayman Islands.

Item 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Corporate History and Structure

BloomZ Japan was established on October 17, 2017, as a limited liability company organized under the laws of Japan.

On December 1, 2020, CyberStep (TSE: 3810), a Japanese public company, acquired 100% of the equity interests in BloomZ Japan from its original shareholders. BloomZ Japan became CyberStep’s wholly owned subsidiary.

In connection with the IPO, we undertook a reorganization of our corporate structure (the “Reorganization”) in the following steps:

●	in February 2023, we started to plan fundraising by issuing BloomZ Japan’s ordinary shares to potential investors for our working capital needs and to finance the expenses for the IPO;

●	on April 14, 2023, we incorporated BloomZ Cayman as an exempted company limited by shares under the laws of the Cayman Islands;

●	on April 24, 2023, BloomZ Cayman acquired 100% of the equity interests in BloomZ Japan through a share exchange agreement from BloomZ Japan’s shareholders. Consequently, BloomZ Cayman, through a restructuring that is accounted for as a reorganization of entities under common control, became the ultimate holding company of BloomZ Japan;

●	on May 31, 2023, after three months of negotiations, BloomZ Japan entered into investment agreements with 12 investors, pursuant to which agreements BloomZ Japan issued an aggregate of 667 of its ordinary shares to the 12 investors on May 31, 2023; and

●	on August 25, 2023, BloomZ Cayman acquired the equity interests in BloomZ Japan held by the 12 investors through a share exchange agreement.

On July 25, 2024, we completed the IPO of 1,250,000 Ordinary Shares at a public offering price of $4.30 per share. The gross proceeds raised from the IPO were approximately $5.38 million prior to deducting underwriting discounts and other offering expenses payable by us.

On August 26, 2024, we issued 497,400 Ordinary Shares to HeartCore Enterprises, Inc., a Delaware corporation, and 497,400 Ordinary Shares to Spirit Advisors, LLC, a Delaware limited liability company, in consideration of the services they provided to the Company in connection with our IPO.

Recent Development

White Lion Transaction

On October 1, 2024, the Company entered into the White Lion Purchase Agreement with White Lion and a Registration Rights Agreement (the “RRA”). Pursuant to the White Lion Purchase Agreement, the Company has the right, but not the obligation, to require White Lion to purchase, from time to time, up to $30,000,000 in aggregate gross purchase price of newly issued Ordinary Shares, subject to certain limitations and conditions set forth in the White Lion Purchase Agreement.

Subject to the satisfaction of certain customary conditions including, without limitation, the effectiveness of a registration statement registering the resale of the Ordinary Shares issuable pursuant to the White Lion Purchase Agreement, the Company’s right to sell Ordinary Shares to White Lion commenced on the date of the execution of the White Lion Purchase Agreement and extends until the earlier of (i) White Lion having purchased Ordinary Shares equal to $30,000,000 or (ii) one year from the date of execution of the White Lion Purchase Agreement.

During the Commitment Period, subject to the terms and conditions of the White Lion Purchase Agreement, the Company may exercise its right to sell its Ordinary Shares. The Company may deliver a Fixed Purchase Notice (as such term is defined in the White Lion Purchase Agreement), pursuant to which the Company can require White Lion to purchase up to a number of Ordinary Shares equal to the lesser of (i) $150,000 or (ii) 100% of the Average Daily Trading Volume (as such term is defined in the White Lion Purchase Agreement). The Company may also deliver a Rapid Purchase Notice (as such term is defined in the White Lion Purchase Agreement), pursuant to which the Company may require White Lion to purchase up to a number of Ordinary Shares equal to the lesser of (i) 100% of the Average Daily Trading Volume and (ii) $2,000,000 divided by the highest closing price of the Ordinary Shares over the most recent five business days immediately prior to the receipt of the Rapid Purchase Notice. White Lion may waive such limits under any notice at its discretion and purchase additional Ordinary Shares.

The price to be paid by White Lion for any Ordinary Shares that the Company requires White Lion to purchase will depend on the type of purchase notice that the Company delivers. For Ordinary Shares being issued pursuant to a Fixed Purchase Notice, the purchase price per share will be equal to 87% of the lowest VWAP (as such term is defined in the White Lion Purchase Agreement) of the Ordinary Shares that occurs during the five consecutive business days prior to the purchase notice. For Ordinary Shares being issued pursuant to a Rapid Purchase Notice, the purchase price per share will be equal to the average of the three lowest traded prices of the Ordinary Shares on the date that the Rapid Purchase Notice is delivered.

No purchase notice shall result in White Lion beneficially owning (as calculated pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and Rule 13d-3 thereunder) more than 9.99% of the number of Ordinary Shares outstanding immediately prior to the issuance of Ordinary Shares issuable pursuant to a purchase notice.

Either the Company or White Lion has the right to terminate the White Lion Purchase Agreement at any time in the event of a material breach of the White Lion Purchase Agreement by the other party, which shall be effected by written notice being sent by non-breaching party to the breaching party, provided however, that the Company shall have effectively delivered the Commitment Shares to White Lion prior to any such termination. The White Lion Purchase Agreement also automatically terminates on the earlier of (i) the end of the Commitment Period, (ii) the date that the Company commences a voluntary bankruptcy proceeding, a custodian is appointed for the Company or for all or substantially all of its property, or the Company makes a general assignment for the benefit of its creditors, or (iii) immediately upon the delisting of the Ordinary Shares from the Nasdaq Capital Market.

In consideration for the commitment of White Lion, as described above, the Company has agreed that it will issue to White Lion Commitment Shares in an amount equal to $375,000 divided by the closing price of the Ordinary Shares on the Commitment Shares Determination Date (as such term is defined in the White Lion Purchase Agreement). The Commitment Shares were fully earned by White Lion as of the execution date of the White Lion Purchase Agreement, and the issuance of the Commitment Shares is not contingent upon any other event or condition, including, without limitation, the Company’s submission of a purchase notice to White Lion, the filing of a registration statement, and irrespective of any termination of the White Lion Purchase Agreement. In November, 2024, the Company issued 70,000 commitment shares with proceeds of approximately $41 thousand pursuant to the terms of the White Lion Purchase Agreement.

Pursuant to the RRA, the Company agreed to file, within 15 days following the execution of the White Lion Purchase Agreement, a resale registration statement with the SEC covering the resale by White Lion of the maximum number of Ordinary Shares permitted to be included therein in accordance with applicable SEC rules, regulations and interpretations and the Commitment Shares. The RRA also contains usual and customary damages provisions for failure to file and failure to have the registration statement declared effective by the SEC within the time periods specified therein.

The White Lion Purchase Agreement and the RRA contain customary representations, warranties, conditions, and indemnification obligations of the parties. The representations, warranties, and covenants contained in such agreements were made only for purposes of such agreements and as of specific dates, were solely for the benefit of the parties to such agreements and may be subject to limitations agreed upon by the contracting parties.

Our Corporate Structure

We are a Cayman Islands exempted company limited by shares incorporated on April 14, 2023. Exempted companies are Cayman Island companies conducting business mainly outside the Cayman Islands and, as such, are exempted from complying with certain provisions of the Cayman Companies Act.

The following chart illustrates our corporate structure as of the date of this annual report.

For details of our principal shareholders’ ownership, please refer to the beneficial ownership table in “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

Corporate Information

Our principal executive offices are located at Toyo Recording 1F, 4-5-19 Akasaka, Minato-ku, Tokyo 107-0052, Japan, and our phone number is +81 050-3138-4984. Our registered office in the Cayman Islands is located at the offices of Conyers Trust Company (Cayman) Limited, whose physical address is Cricket Square, Hutchins Drive, P.O. Box 2681 Grand Cayman, KY1-1111, Cayman Islands. We maintain a corporate website at https://www.bloomz-inc.com. The information contained in, or accessible from, our website or any other website does not constitute a part of this annual report. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168.

The SEC maintains a website at www.sec.gov that contains reports, proxy, and information statements, and other information regarding issuers that file electronically with the SEC using its EDGAR system.

B. Business Overview

Overview

We conduct all of our operations through our subsidiary in Japan, BloomZ Japan. BloomZ Japan is an audio producing and voice actor managing company, which aims to promote voice acting to the world stage, as an essential component of animation and an aspect of Japanese culture. Since our inception in 2017, we have been devoting ourselves to providing audio production services as well as voice acting educational services to Japanese youth who wish to become professional voice actors.

We are currently engaged in three lines of businesses: (i) the audio production business; (ii) the VTuber management business; and (iii) the voice actor workshop business.

Audio Production Business

Since our inception in 2017, we have provided comprehensive audio production services for animations and video games. The procedure of comprehensive audio production begins once the animation/video game-producing company initially completes the visual works of the animation/video game and generally consists of dubbing, BGM producing, and mixing.

We have developed certain cooperating models with animation/video game-producing companies, under which we receive the audio production fees from the production committee/video game-producing companies for our comprehensive audio production services. In particular, we can choose to invest in the whole animation-producing project under the cooperating model for animation production and would be entitled to share the profit based on our investment ratio after the animations are sold.

The fees paid by the production committee/video game-producing companies for our comprehensive audio production services are the primary income of our audio production business, and they amounted to approximately JPY114,987 thousand, JPY63,835 thousand, and JPY120,121 thousand during the fiscal years ended September 30, 2024, 2023, and 2022, which accounted for approximately 52.3%, 49.8%, and 83.2% of our total revenue for those periods, respectively.

VTuber Management Business

We commenced our VTuber management business in December 2021. A “VTuber” is a virtual character (animated character) we create by utilizing motion-capture technology for our streamers to provide their voice to stream real-time videos featuring human facial expressions and gestures, which can also communicate and interact with audiences through the chat function by embedding in live-streaming platforms.

“Hoshimeguri Gakuen” is a VTuber group we have managed and operated since its debut in December 2021, consisting of 15 of the affiliated VTubers as of the date of this annual report. Our affiliated VTubers mainly focus on real-time live streaming on online platforms such as YouTube, Niconico and Twitch, such as chatting, singing, and game live streaming. Besides interactive real-time live streaming, we also sell goods and digital merchandise featuring the virtual characters of our affiliated VTubers on FANBOX and BOOTH. In addition, our affiliated VTubers participate and perform in online live streaming events held by other companies, as well as offline events held at brick-and-mortar stores and other locations.

Most of the revenue of the VTuber management business was from the profits distributed by the online platforms and the performing fees distributed by the host companies of live streaming events. For the fiscal years ended September 30, 2024, 2023, and 2022, the revenue generated from the VTuber management business was JPY91,563 thousand, JPY57,442 thousand, and JPY18,630 thousand, which accounted for approximately 41.6%, 44.8%, and 12.8% of our total revenue for those periods, respectively. Among the sources of revenue generated from the VTuber management business during the fiscal year ended September 30, 2024, 13.5%, 38.7%, and 47.8% came from YouTube, BOOTH, and others, respectively. During the fiscal year ended September 30, 2023, 29.0%, 42.5%, and 28.5% came from YouTube, BOOTH, and others, respectively. During the fiscal year ended September 30, 2022, 54.0%, 26.4%, and 19.6% came from YouTube, BOOTH, and others, respectively.

Voice Actor Workshop Business

We have provided professional and practical voice acting educational services through our voice actor workshops since our inception in 2017. In cooperation with active professional voice actors, we regularly host physical voice actor workshops four times a month in the studios leased by CyberStep in Tokyo, Japan, which CyberStep permits such use at no charge.

To cultivate young voice actors and their abilities to work as a professional, we provide our members basic vocalization-related lessons and combine actual animation and video game scripts into the training sections to equip them with practical skills and mannerisms in dubbing and audio production. As of September 30, 2024, we had 25 active registered members who had participated in our workshops.

We generally charge every registered member a membership fee of JPY22 thousand monthly for four lessons in one month. Membership fees from the registered members provide the primary income of our voice actor workshop business, and they amounted to approximately JPY4,679 thousand, JPY5,054 thousand, and JPY5,805 thousand during the fiscal years ended September 30, 2024, 2023, and 2022, which accounted for approximately 2.1%, 3.9%, and 4.0% of our total revenue for those periods, respectively.

Our Competitive Strengths

We believe the following competitive strengths are essential for our success and differentiate us from our competitors:

Visionary and Experienced Management Team with Strong Technical and Operational Expertise

Our senior management team has extensive experience in the audio production industry, extending to both the animation and video game production industry. Ms. Kazusa Aranami, our founder and chief executive officer, is known for her achievement as a voice actress. As an entrepreneur with a strong voice acting background and over 10 years of experience in the audio production industry, Ms. Aranami has led us to establish an optimized and robust standard of procedure to ensure the high quality and efficiency of our audio production services and secured the main sources of the orders for our audio production services with her insight into the industry trends and her deep connections within the industry. Having worked in the animation production industry for more than 10 years, Mr. Yuhi Mimura, our director, had been involved in all stages of animation production in his career. With his profound experience in the animation production industry, Mr. Mimura is capable of casting any genre of audio work, which allows us to adjust our operation with respect to audio production flexibly within the client’s budget. Under the leadership of our senior management members, we have identified trends in the audio production industry and seized opportunities for growth and innovation.

Innovative Vision and Operating Philosophy

Our goal and operating philosophy are to promote voice acting to the world, as an aspect of Japanese culture that is similar to animation, which is an essential component of animation and an aspect of Japanese culture. Based on this goal and operating philosophy, we are actively challenging new fields unparalleled in the closed voice acting industry—VTubers, a spin-off and an innovative application of voice acting—leading to achievements. For example, we have managed and operated a VTuber group, “Hoshimeguri Gakuen,” which, together with our affiliated VTubers’ individual YouTube channels, had approximately 486,000 subscribers on its YouTube channel as of September 30, 2024. Since VTubers are operating under virtual characters, streamers can be engaged in streaming with fewer real world constraints regarding geographic distance, gender, age, nationality, etc., as opposed to the constraints physical individuals would encounter. In addition, since we own the intellectual property rights of the VTubers’ virtual characters, we may efficiently conduct business by leveraging the intellectual property rights in designing and selling physical and virtual merchandise featuring the VTubers’ virtual characters.

Close Connections with a Large Variety of Talented Voice Actors and VTubers

As Ms. Kazusa Aranami, our chief executive officer, a well-known voice actress and VTuber with profound experience and achievement, has been leading the operations of our audio production business and VTuber management business since our inception, we have developed close connections with a large variety of talented voice actors and VTubers. As of the date of this annual report, we have 59 collaborating voice actors and 15 affiliated VTubers. We believe close connections with a large variety of talented and experienced voice actors and VTubers would enable us to provide more efficient, flexible, and diverse as well as high-quality services to our existing clients and attract potential clients.

Strong Support from a Large Video Game-Producing Company

One of our principal shareholders, CyberStep, is a large video game-producing company. Since video game production is one of the upstream industries of our audio production business and VTuber management business, CyberStep is competent in quickly and efficiently designing and producing novel video games suitable for our collaborating voice actors and affiliated VTubers with specific teams. While we do not enter into agreements with CyberStep on a regular basis, from time to time, when CyberStep takes into account our collaborating voice actors’ or affiliated VTubers’ vocal characteristics, skills, and experiences when designing characters in the video games, including the characters’ personalities, backgrounds, and genders, it enters into service agreements with us for our audio production services that feature our collaborating voice actors or affiliated VTubers. For example, the video game “Onigiri,” which CyberStep launched in 2013, features one voice actor from our Company, and the video game “CosmicBreak Universal,” which CyberStep launched in 2020, features two voice actors from our Company. This has also been a significant attraction point of our voice actor workshops.

In addition, as a large video game-producing company that has invested in and cooperated with various companies and developed strategic alliances from different industries, including retail sales, logistics, and event planning, CyberStep has granted us access to its resources and assets, such as using the studios it leases to host physical voice actor workshops and its existing sales channels to sell and deliver the merchandise featuring our collaborating voice actors and affiliated VTubers. In addition, CyberStep has been assisting us in engaging with and securing opportunities to work with its subsidiaries or strategic alliances. For instance, we developed and sold a novel game featuring a VTuber under the label Rabbitfoot with CyberStep in May 2023 and March 2024, with CyberStep developing the game and BloomZ Japan planning and managing the VTubers.

However, since we do not enter into an agreement with CyberStep specifically granting us access to its resources and assets, assisting us in generating work opportunities or providing us with any support, we have been dependent on oral permission and non-obligatory assistance and support from the management of CyberStep, which CyberStep may cease providing at its own discretion in the future. Please see “Item 3. Key Information—Risk Factors — Risks Related to Risks Related to Our Business and Industry — If we are no longer able to benefit from CyberStep’s support, our business may be adversely affected.”

Growth Strategies

Continue to focus on maintaining and improving the quality and quantity of our audio production services

The audio production business is our core business and is the key to our continued growth and building our reputation and brand awareness. Therefore, we intend to continue to focus on maintaining and improving the quality of our audio production service. Our initiatives include further optimizing the standard of procedure for our audio production and enhancing the training of and quality control over the collaborating voice actors. We also intend to increase the quantity of our audio production services by investing in and undertaking audio production for more animation and video game productions and acquiring the intellectual property rights to audio production, voice actor casting, and digital content production.

Maintain and further develop business relationships with our existing and potential clients in the animation and video game industries

Due to the abundant business connections with the animation and video game industries, our CEO, Ms. Aranami, and our director, Mr. Mimura, have established during their long and successful careers in the field, we have developed deep cooperating relationships with many upstream entities of the animation and video game industry. Our senior management team has built solid connections with Nihon Falcom Corporation, CyberStep, ZERO-G Inc., and other well-known animation or video game-producing companies in Japan. We plan to further develop business relationships with potential clients by investing in and undertaking audio production for more animation and video game productions so as to cooperate with new clients and build our reputation and brand awareness. We also anticipate the increase in our visibility and brand recognition as a consequence of our recent listing on Nasdaq may benefit us in attracting more potential clients to place orders for our audio production service.

Continue to invest in securing talented and competent voice actors and VTubers

A large variety of talented and competent voice actors and VTubers are the root of our audio production business and VTuber management business. Therefore, we intend to continue to invest in securing talented and competent voice actors and VTubers by enhancing the training of our collaborating voice actors and affiliated VTubers, headhunting for experienced voice actors and VTubers who have already accomplished certain achievement, and holding more and larger scale auditions to discover talented newcomers.

In addition to targeting individual experienced voice actors and VTubers, we also intend to acquire currently existing VTuber groups from their operating and managing companies in Japan.

Through the preceding approaches, we aim to have VTuber groups consisting of more than 100 affiliated VTubers by 2025.

Expand into the fields of planning and producing our own animation and TV programs

It has long been our desire and goal to plan and produce our own original animated films. Having our own animation production projects will set a milestone for our growth and development, which we believe will enable us to vertically integrate our resources and enable us to form a more efficient corporate structure.

While we will continue to invest in other companies’ animation production projects, we also intend to move forward to expand into the fields of planning and producing our own animation and TV programs. Since the beginning of the fiscal year 2024, we have received a few orders, including an order to produce a 12 episodes of fifteen-minute animation scheduled to broadcast in April 2025 with a total producing budget of JPY82 million, and have developed an administrating structure capable of planning and producing our own animation production, under which our CEO, Ms. Aranami, leverages her keen insight on the industry trends and her deep connections within the animation industry to conduct sales activities and our director, Ms. Mimura, who is proficient in animation production management, has established a system to manage the progress of the animation production with his profound experience in animation production and know-how.

Investment in animation production committees to acquire rights outside of comprehensive audio production

In the Japanese animation production industry, “animation production committees” are usually established as an external joint venture or partnership by several companies, including animation-producing companies, audio production companies, and other investors, to produce animation. To establish an animation production committee, the companies enter into a joint venture or partnership agreement specifying the distribution and fees for work, the date of the first broadcast, the total project cost, the ownership of intellectual property rights, the method of profit allocation, the amount of investment by each company, and their respective roles. Generally, only the companies investing in the animation production committee may obtain the right to provide their services for the project. Therefore, we usually invest in an animation production committee to acquire the right and work opportunity to provide our audio production services for the project. In addition, once the animation is sold, the animation production committee would allocate the profit to the investors pursuant to the joint venture or partnership agreement or, if not stipulated, on the basis of the investment ratio of each party.

As of the date of this annual report, in addition to acquiring the rights to the comprehensive audio production through our investment in animation production committees, we have also acquired the rights to the comprehensive animation production, the overseas copyrights and the rights for goods merchandising.

As we believe that overseas copyrights are one of the highest sales and revenue-generating rights obtainable in the animation production business, we expect that, in addition to the rights to the comprehensive audio production, acquiring such copyrights would enhance our total revenue and consequently contribute to the growth of our business. As of the date of this annual report, we are a member of anime production committees for seven popular Japanese manga, four of which have been broadcast since September 2023, two in the calendar year 2024, and one scheduled to start broadcasting in April 2025, for which we exclusively own the overseas copyrights, and we expect to start generating revenue from its overseas copyrights thereafter.

Business

Our business contains three core parts: the audio production business, the VTuber management business, and the voice actor and VTuber workshop business.

Audio Production

The audio production business has been our main business since our inception in 2017.

High-quality audio production takes an animation/video game to a different level. For video game production, we have developed a cooperating model with the video game-producing companies.

The cooperating model for video game production is illustrated as follows:

Under this cooperating model, we are responsible for comprehensive audio production for the video game, including auditioning and determining which of our collaborating voice actors to dub for the characters in the video game, while in some cases, video game-producing companies may designate specific voice actors that are not affiliated with us to dub, and organizing and arranging schedules for the voice actors to record. Generally, video game-producing companies pay a lump sum audio production fee directly to us, and we will then distribute the casting/performance fee to our collaborating voice actors pursuant to our exclusive management agreements with them or to the voice actors’ agencies for the unaffiliated voice actors.

As for the animation production, since we are responsible for providing one of the most significant and indispensable parts of animation production, we have been leveraging our audio production services to develop a cooperating model with animation-producing companies, in which we are an investor (among other investors) of the whole animation/video game production, as well as an outsourced contractor engaged by the production committee (in which we are an investor).

The cooperating model for animation production is illustrated as follows:

Under this cooperating model, we invest in and establish a production committee with the animation-producing company and other investors. Through the production committee, we are in charge of the comprehensive audio production once the animation-producing company is initially finished with the visual works of the animation. An animation usually contains 12 episodes, with one episode being recorded, edited, and produced each week. The production committee generally pays us the audio production fee for each episode, although on some occasions, the audio production fee is paid after the production of the whole animation is completed. After receiving the audio production fee from the production committee, we will distribute the casting/performance fee to our collaborating voice actors pursuant to our exclusive management agreements with them or to the voice actors’ agencies for the unaffiliated voice actors. As of the date of this annual report, in addition to acquiring the rights to comprehensive audio production through our investment in animation production committees, we have also acquired the rights to the comprehensive animation production, the overseas copyrights and the rights for goods merchandising. As we believe that overseas copyrights are one of the highest sales and revenue-generating rights obtainable in the animation production business, we expect that, in addition to the rights to the comprehensive audio production, acquiring such copyrights would enhance our total revenue and, consequently, contribute to the growth of our business. As of the date of this annual report, we have invested in anime production committees for seven popular Japanese manga titles. Among the seven animations, four were broadcast prior to September 2023, two were broadcast in January 2024 and October 2024, and one is scheduled to air in April 2025. Overseas copyrights have been acquired for this anime scheduled to broadcast in April 2025, and we expect to start generating revenue from the overseas copyrights thereafter.

The comprehensive audio production consists of dubbing, BGM producing, and mixing.

Dubbing

After reviewing the visual works of the animation/video game, we will select from our collaborating voice actors we deem the best fit, or sometimes we select unaffiliated voice actors designated by the production committee, to dub for specific characters in the animation/video game, based on their vocal characteristics, ability, experience, pay rate, and popularity among audiences, among other factors. Once the voice actors are determined, we contact the voice actors or the agents of the unaffiliated voice actors to arrange the schedules for dubbing in the recording studio provided by the production committee/video game-producing company.

BGM Producing

We often outsource to music companies that specialize in BGM production to provide the BGM for the animation/video games under production. Such companies, along with their composers and lyricists, work with the audio director of the animation/video game hired by the animation/video game-producing company to create and edit the audio effects and BGM in their own recording studio.

Mixing

In general, dubbing and BGM producing are parallel and progress simultaneously. After the dubbing and BGM production are both completed, the mixer we contract with mix the dubbed soundtrack and the BGM with the visual works of the animation/video game.

We contributed to the production of two, zero, and one animation(s), and one, one, and one video game in the fiscal years ended September 30, 2024, 2023, and 2022, respectively, under this cooperating model. The following table summarizes the information of the animations/video games we completed in the fiscal years ended September 30, 2024, 2023, and 2022:

Name	Category	Fiscal Year	Revenue (Yen in Thousands)
The Legend of Heroes: Kai no Kiseki -Farewell, O Zemuria-	Video Game	2024	24,794
A Nobody's Way Up to an Exploration Hero	Animation	2024	15,000
Goodbye, Dragon Life - Hello, Human Life	Animation	2024	14,400
Ys X -NORDICS-	Video Game	2023	9,632
Dropkick on My Devil! X	Animation	2022	15,600
Trails Before Dawn II	Video Game	2022	18,913

Once an animation is sold, the production committee allocates the profit to us, the animation-producing company, and other investors on the basis of the investment ratio of each party. For the fiscal years ended September 30, 2024, 2023, and 2022, we were distributed JPY8,798 thousand, JPY1,982 thousand, and JPY847 thousand, respectively.

Collaborating Voice Actors

While we enter into exclusive management agreements stipulating similar terms with each of our collaborating voice actors, we generally classify them into three levels: “Affiliated,” “Semi-Affiliated,” and “Entrusted.” Affiliated and Semi-Affiliated voice actors are those who have reached a certain level of achievement in the industry and made contributions to us, while newcomers who have just joined us are classified as Entrusted voice actors.

Generally, Affiliated voice actors have had longer careers and have higher rates of compensation than Semi-Affiliated voice actors. As of September 30, 2024, 2023, and 2022, we had 11, nine, and nine Affiliated voice actors, six, 10, and 10 Semi-Affiliated voice actors and 32, 33, and 24 Entrusted voice actors, respectively.

The material terms stipulated in our exclusive management agreements are as follows:

Scope of the Exclusive Management Agreement

The following entertainment activities performed and conducted by our collaborating voice actor as a voice actor are subject to the exclusive management agreement, which the voice actor’s exclusive rights belong to us worldwide:

1)	All audio and visual content, including acting, playing, singing, dancing, interviews, and photographs, whether on television, radio, movies, online live streaming, advertising commercials, stages, live events, lectures, magazines, books, and other media, regardless of the formats that currently exist or will be developed in the future;

2)	Written works, screenplays or scripts, directing and acting video works, plays, music, photography, videos, sound, calligraphy, painting, and other artworks, and utilizing and managing all of his/her creations;

3)	Use of the right of publicity; and

4)	All other creating and performing activities as a voice actor.

Obligations and Rights

We are the manager of our collaborating voice actor for worldwide entertainment activities, and the collaborating voice actors are our exclusive voice actors and perform pursuant to our instructions.

Intellectual Property Rights

All intellectual property rights, including, but not limited to, copyrights, trademarks, design rights, and ownership rights arising from the collaborating voice actor’s entertainment activities during the effective term of the exclusive management agreements, belong exclusively to us worldwide, including Japan. We may use and dispose of them at our own discretion.

Right to Receive Performance Fees

We have the right to receive the performance fee of the collaborating voice actor’s entertainment activities from third parties on his/her behalf. We are entitled to 20% of the performance fee as compensation for our management services.

Term

During the fiscal years ended September 30, 2024, 2023, and 2022, the exclusive management agreements entered were generally for a period of one year. The exclusive management agreement is automatically extended for one year if neither we nor the collaborating voice actor delivers notice of termination at least one month prior to the expiration date of the exclusive management agreement.

Termination

We may immediately terminate the exclusive management agreement if the collaborating voice actor:

1)	has committed misconduct or misbehavior, regardless of publicly or privately, in violation of the provisions stipulated in the exclusive management agreement; and

2)	is unable to perform the obligations under the exclusive management agreement due to physical or mental health reasons or other reasons attributable to him/her if such circumstances continue for more than three months.

Both we and the collaborating voice actor may immediately terminate the exclusive management agreement if either of us violates the representations and warranties that either party is not or will not be affiliated with any organized crime group or any other antisocial force.

Clients and Marketing

While our clients are mainly animation and video game-producing companies in Japan, we sometimes receive orders from foreign movie companies for Japanese dubbing services. We recruit new clients via existing client referrals, personal networking, online advertisements, promotions, and digital marketing. Since we are relatively new to the audio production industry, our marketing strategy has been, as of the date of this annual report, to work on as many projects as we can within our capacity, regardless of the scale of the projects, as we strive to build our reputation and brand awareness. For the fiscal years ended September 30, 2024, 2023, and 2022, we had 41, 59, and 56 clients, respectively.

During the fiscal years ended September 30, 2024, 2023, and 2022, approximately 82%, 90%, and 90% of the orders we received came from our existing clients, respectively. We believe that such high reorder rate demonstrates the quality and client satisfaction of the comprehensive audio production services we provide.

Set out below is a breakdown of the revenue generated from our audio production business contributed by our top five clients during the fiscal years ended September 30, 2024, 2023, and 2022:

For the Fiscal Year Ended September 30, 2024

Client	Category	Revenue (Yen in Thousands)	Percentages of total revenue
GEKKOU Inc.	Animation-producing company	38,400	33.4%
Nihon Falcom Corporation	Video games-producing company	24.794	21.6%
Vega Entertainment., Ltd.	Animation-producing company	14,400	12.5%
IID, Inc.	Media service company	10,757	9.4%
CyberStep	Video games-producing company	4,518	3.9%
Total		92,869	80.8%

For the Fiscal Year Ended September 30, 2023

Client	Category	Revenue (Yen in Thousands)	Percentages of total revenue
Clouded Leopard Entertainment Inc.	Video games-producing company	16,000	25.1%
CyberStep	Video games-producing company	14,205	22.3%
Linkworld International Limited	Video games-producing company	11,317	17.7%
Nihon Falcom Corporation	Video games-producing company	10,038	15.7%
SANDIAS., Ltd.	Animation-producing company	1,932	3.0%
Total		53,492	83.8%

For the Fiscal Year Ended September 30, 2022

Client	Category	Revenue (Yen in Thousands)	Percentages of total revenue
Nihon Falcom Corporation	Video games-producing company	23,366	19.5%
Clouded Leopard Entertainment Inc.	Video games-producing company	16,764	14.0%
Client 1	Animation-producing company	15,600	13.0%
Lode Runner Inc.	Animation-producing company	10,000	8.3%
Cyberstep	Video games-producing company	6,649	5.5%
Total		72,379	60.3%

Material terms of our service agreements with the top five clients are as follows:

Scope of Services

We generally enter into written service agreements with clients that set out the scope of services as follows:

1)	Arranging voice actors to dub for animations/video games planned, developed, produced, and operated by the client;

2)	Recording and editing voice and audio data;

3)	Processing work necessary for the performance of the foregoing services; and

4)	Other services that are agreed upon in the individual contract.

Individual Contract

We generally enter into a written individual contract for a specific project; either an animation or a video game, with clients to stipulate the contents and details of the service, the delivery date, the amount of consideration, the payment schedule, and other necessary matters.

Term

During the fiscal years ended September 30, 2024, 2023, and 2022, the service agreements entered were generally for a period of one year. The service agreements are generally automatically extended for one year if neither we nor the client make a written request to change or terminate the agreement at least one month prior to the expiration date of the agreement.

Termination

The service agreements generally grant both us and the clients the right to terminate the service agreement or individual contracts by providing the other party one-month prior written notice.

If an individual contract terminates in the middle of the term, due to termination or other reasons, the clients are required to pay us the consideration in proportion to the ratio of the performance of our services.

VTuber Management

We commenced our VTuber management business in December 2021. The term “VTuber” is an abbreviation of virtual YouTuber, which is a virtual (animated) character, in lieu of a physical individual, we create by utilizing motion-capture technology for our streamers to provide their voices, in order to stream real-time videos featuring human facial expressions and gestures, which can also communicate and interact with audiences through the chat function by embedding in live-streaming platforms.

“Hoshimeguri Gakuen” is a VTuber group we have managed and operated since its debut in December 2021. As of the date of this annual report, we have 16 affiliated VTubers in the group. Focusing on real-time live streaming, our affiliated VTubers mainly broadcast chatting, singing, and game live streaming on YouTube. Besides interactive real-time live streaming, we also strive to build and grow our fan bases through sales of goods and digital merchandise featuring the virtual characters of our affiliated VTubers on BOOTH. As of September 30, 2024, Hoshimeguri Gakuen, together with our affiliated VTubers’ individual YouTube channels, had approximately 486,000 subscribers on its YouTube channel. In addition, our affiliated VTubers participate and perform in online live streaming events held by other companies, such as VirtualThruLens.

Our revenue generated from YouTube mainly contains three parts: Google AdSense revenue, membership, and Super Chats/Stickers/Thanks. Google AdSense revenue is the revenue that we can receive from Google LLC by having ads displayed on our affiliated VTubers’ live streaming videos on YouTube, by which we receive a rate ranging from JPY200 to JPY600 per 1,000 viewers based on ad impressions recognized by Google. YouTube Membership is a service provided by YouTube that allows a subscriber to register as a member of our YouTube Channel and gain membership privileges, such as access to exclusive videos and other exclusive items to the channel, by paying a monthly fee. Super Chats and Super Stickers are services provided by YouTube that allow audiences to interact with our affiliated VTubers during their real-time live streaming. Audiences can purchase Super Chats to highlight their message and thus increase the chance of getting our affiliated VTuber’s attention within the live chat box. Audiences can also purchase Super Stickers to see a digital or animated image that pops up in the live chat feed. Audiences may also directly tip our affiliated VTubers via Super Thanks, which is a service provided by YouTube, formerly known as Viewer applause, to show extra gratitude for our affiliated VTubers’ live streaming videos. Among the revenue sources generated from YouTube during the fiscal years ended September 30, 2024, 2023, and 2022, 4.1%, 7.8%, and 3.0% was from Google AdSense revenue, 43.9%, 23.9%, and 15.6% was from memberships, and 52.0%, 68.3%, and 81.5% was from Super Chats/Stickers/Thanks, respectively.

Our revenue generated from BOOTH mainly consists of the sales of the merchandise featuring our affiliated VTubers’ virtual characters. Among all the merchandise we sold, including acrylic figures, illustrations, and stickers, the recorded voice data of our affiliated VTubers’ virtual characters were the most popular genre.

For the fiscal years ended September 30, 2024, 2023, and 2022, the revenue generated from the VTuber management business was JPY91,514 thousand, JPY57,442 thousand, and JPY18,630 thousand, which accounted for approximately 41.6%, 44.8%, and 12.8% of our total revenue for those periods, respectively. Among the sources of revenue generated from the VTuber management business during the fiscal year ended September 30, 2024, 13.5%, 38.7%, and 47.8% came from YouTube, BOOTH, and others, respectively. During the fiscal year ended September 30, 2023, 29.0%, 42.5%, and 28.4% came from YouTube, BOOTH, and others, respectively. During the fiscal year ended September 30, 2022, 54.0%, 26.4%, and 19.6% came from YouTube, BOOTH, and others, respectively.

Affiliated VTubers

As of the date of this annual report, we have entered into exclusive management agreements with 15 affiliated VTubers. Pursuant to the exclusive management agreements, we provide comprehensive support to our affiliated VTubers, such as assisting in their streaming on YouTube and other individual activities, helping them create video programs as a member of Hoshimeguri Gakuen, and providing equipment intended for streaming and streaming studios leased by CyberStep available to them. In return, most of the revenue generated by our affiliated VTubers from third parties is allocated to the affiliated VTuber and us on a 50% to 50% basis.

The material terms stipulated in our exclusive management agreements are as follows:

Scope of the Exclusive Management Agreement

The following VTuber activities performed and conducted by our affiliated VTuber as a VTuber are subject to the exclusive management agreement, which the VTuber’s exclusive rights belong to us worldwide:

1)	All acting, singing, dancing, lecturing, or any other similar performance in the form of videos streaming on YouTube or other video distribution and streaming platforms;

2)	Creating, writing, and composing musical artworks, such as lyrics and music for the purpose of reproduction and distribution of materials, such as records, videotapes, and compact discs;

3)	Performances in any public broadcasting media, such as terrestrial and cable television broadcasting, in any Internet media, such as network streaming platforms and websites, on radio broadcasts, cable broadcasts, newspapers, magazines, movies, live events, theaters and lecture halls, and other media, regardless if currently exist or will be developed in the future; and

4)	All other recording and creating activities.

Obligations and Rights

We are the manager of our affiliated VTubers for VTuber activities, and the affiliated VTubers are our exclusive VTubers and perform pursuant to our instructions.

Intellectual Property Rights

All the accounts and the auxiliary rights of the social media, streaming platforms, and others necessary for us to perform the management services exclusively belong to us without any limitation as to region, period, or scope.

All intellectual property rights, including, but not limited to, copyrights, trademarks, design rights, and ownership rights arising from the affiliated VTuber’s VTuber activities, exclusively belong to us without any limitation as to region, term, or scope. We may use and dispose of them at our own discretion, provided that we obtain consent from the affiliated VTuber before using the intellectual property rights for any purpose other than VTuber activities and related advertising, promoting, and merchandise producing.

Right to Receive Performance Fees

We have the right to receive the revenue generated from the affiliated VTuber’s VTuber activities from third parties on his/her behalf. We are entitled to 50% of the revenue generated from YouTube and the sales of virtual merchandise that involves the affiliated VTuber’s performance, such as recorded voices data; 90% of the revenue generated from the sales of physical merchandise, such as acrylic figures and stickers, and virtual merchandise that does not involve the affiliated VTuber’s performance, such as illustrations, as compensation for our management services.

Term

During the fiscal years ended September 30, 2024, 2023, and 2022, the exclusive management agreements entered were generally for a period of one year. The exclusive management agreement is automatically extended for one year if neither we nor the affiliated VTuber delivers notice of termination at least three months prior to the expiration date of the exclusive management agreement.

Termination

Both we and the collaborating voice actor may immediately terminate the exclusive management agreement if either of us violates the representations and warranties that either party is not or will not be affiliated with any organized crime group or any other antisocial force.

One of our most famous affiliated VTuber’s virtual characters — Kuramochi Kyoko

One of our most famous affiliated VTuber’s virtual characters — Mochimochi Sakura

Our Suppliers

Before the debut of a new VTuber, we generally design the VTuber’s character settings, including its appearance and characteristics that we consider appropriate after discussing with the VTuber. We then engage with animation developers with respect to the production and output of our designed 2D or 3D virtual characters consistent with our character settings.

We do not enter into long-term production contracts with specific animation developers. Instead, we place fixed-term orders with the animation developers for the production of virtual characters. Without being bound by long-term producing contracts, we have greater flexibility to choose from several animation developers to satisfy the specifications of our demands on the basis of the factors that benefit us the most at the time we place the order, including the quality and the price of their service, the quality and efficiency of the services they provide, and the payment terms they accept.

Marketing

Targeting building and growing our fan bases, we focus on improving the content of our affiliated VTubers’ live streaming videos. We provide various types of support to our affiliated VTubers to improve the content of their live streaming videos, such as providing training in line with the guidelines to ensure the soundness of content, updating them with information about the latest popular trends, assisting them in deciding the songs to sing and the games be live-streamed, and providing suggestions for their direction in organizing and planning their live streaming videos.

We expect to further develop and maintain strong relationships between our affiliated VTubers and their fans by supporting them in increasing their public recognition, building their reputation and awareness, and gaining more fans. To this end, we are continuously planning events, activities, and TV shows that our affiliated VTubers will present, which we believe may further foster the ties between our affiliated VTubers and their fans.

Voice Actor Workshops

We have provided professional and practical training in voice acting through our voice actor workshops since our inception in 2017. In cooperation with active professional voice actors, we regularly host physical voice actor workshops four times a month in the studios leased by CyberStep in Tokyo, which CyberStep permits such use at no charge. We have determined that it is more advantageous to operate physical voice actor workshops rather than online-workshop, because it allows us to exercise greater control over the quality of our training services and overall training environment.

To cultivate young voice actors and their abilities to work as professionals, we provide our members basic vocalization-related lessons and combine actual animation and video game scripts into the training sections to equip them with practical skills and mannerisms in dubbing and audio production, which enables us to differentiate our lessons from similar services in Japan provided by competitors.

Since our inception, we have built a large base of members, which has been essential for our rapid growth. As of September 30, 2024, we had 80 registered members who had participated in our workshops since the inception of our voice actor workshop business.

We generally charge every registered member a membership fee of JPY22 thousand monthly for four lessons in one month. Membership fees from the registered members provide the primary income of our voice actor workshop business, and they amounted to approximately JPY4,679 thousand, JPY5,054 thousand, and JPY5,805 thousand during the fiscal years ended September 30, 2024, 2023, and 2022, which accounted for approximately 2.1%, 3.9%, and 4.0% of our total revenue for those periods, respectively.

Our Lessons

All of our lessons are directly instructed and lectured by our cooperating active professional voice actors who have extensive experience in dubbing for animations, foreign movies, or video games, such as Azusa Enoki, a renowned Japanese voice actress, actress, and singer who dubbed for Nagisa Saito in “Squid Girl,” Uta Yumeno in “Onegai My Melody” series, Angelene in “A Certain Magical Index II,” and Mion Takamine in “Pretty Rhythm.”

Instructors are responsible for instructing and teaching a large variety of skills within the scope of voice acting, including basic vocalization, pronunciation and intonation, practical techniques while reading out actual animation and video game scripts, nuances between acting on stage and as a voice actor, useful mannerisms for recording situations, and various domestic and international methods for opening up the emotions in a play. During our lessons, members may also experience voice acting in actual recording studios leased by CyberStep.

Our Members

We do not adopt strict conditions for applications to our voice actor workshop and generally accept every applicant, regardless of whether they want to become professional voice actors or are purely interested in voice acting.

Members who perform well and show their talent in the workshop are allowed to participate in the newcomer auditions we hold at the end of each fiscal year, in which we evaluate participants’ characteristics, interest in voice acting, expression ability, and potential performing competency from a comprehensive perspective. Once the participants pass the newcomer audition, they are given the opportunity to enter into exclusive management agreements with us and commence operation as our collaborating voice actors or affiliated VTubers, or both.

In our efforts to appeal to more applicants to join our voice actor workshop, we emphasize improving our lessons in a way that incorporates diverse and practical content. In addition, we have implemented a policy that offers outstanding members the opportunity to present in small audio production projects we operate for casting and dubbing, which has been recognized by our members as one of the most appealing factors to join our voice actor workshop.

Competition

The audio production and VTuber management industries in Japan are both highly competitive and fragmented, with many new companies joining the competition in recent years and a few leading companies, such as Magic Capsule Co., Ltd. and Techno Sound Co., Ltd., in terms of audio production, and COVER Corp. (TSE: 5253; OTCMKTS: COVCF) and ANYCOLOR Inc (TSE: 5032), in terms of VTuber management. As a relatively new and small-scale company in both industries, we face competition directly from the large-scale companies with more resources and those with a more extended operating histories and more connections to the industries they work within. In addition, we indirectly compete with other large video streaming platforms, social media platforms, and other platforms offering online entertainment with respect to our VTuber management business.

We believe that our ability to compete effectively depends upon many factors, including the high quality of our audio production services, the diverse and innovative content of our real-time live streaming, our close connections with a large variety of talented voice actors and VTubers, our capability to adjust flexibly to satisfy clients’ needs and demands, and the strength of our brand. In addition to the factors listed above, we believe that we are well-positioned to effectively compete in the audio production and VTuber management industries based on the fact that we are able to integrate our resources in our audio production business and VTuber management business and leverage the strengths of both industries and maximize synergies to support both. Some competitors, however, may have longer operating histories, greater brand recognition, or greater financial, technical, or marketing resources than we do. For a discussion of risks relating to competition. See “Item 3. Key Information—D. Risk Factors — Risks Related to Our Business and Industry — We operate in highly competitive markets and our failure to compete effectively could adversely affect our results of operations.”

Intellectual Property

We regard our company logo, domain names, copyrights, and other similar intellectual property, especially with respect to our collaborating voice actors and affiliated VTubers’ virtual characters, and use of rights of publicity of our collaborating voice actors as critical to our success. “Rights of publicity” are the licensable rights to control the commercial use and make use of the commercial value of individual’s names and portraits, etc. that are recognized through judicial precedents of the Japanese courts, which refers to the Japanese Constitution and the Japanese Civil Code. We rely on a combination of laws in Japan such as Civil Code, Copyright Law and trademark Act, judicial precedents of the Japanese courts, and confidentiality agreements with employees to protect our intellectual property rights. We also regularly monitor any infringement or misappropriation of our intellectual property rights.

Pursuant to the exclusive management agreements with our collaborating voice actors and affiliated VTubers, we own all intellectual property rights, including, but not limited to, copyrights, trademarks, design rights, and rights arising from the collaborating voice actor’s entertainment activities/affiliated VTubers’ VTuber activities, and use of rights of publicity of our collaborating voice actors.

As of the date of this annual report, we have use of rights of publicity of our collaborating voice actors in more than 100 animations/video games/foreign dramas. The following lists the major animations/video games/foreign dramas of them:

No.	Name	Category
1	Koi to Yobu ni wa Kimochiwarui	Animation
2	Dropkick on My Devil!	Animation
3	Science Fell in Love, So I Tried to Prove It	Animation
4	Goodbye, Dragon Life - Hello, Human Life	Animation
5	A Nobody's Way Up to an Exploration Hero	Animation
6	TRAILS BEFORE DAWN	Video Game
7	World’s End Harem	Video Game
8	Himegami Kagura	Video Game
9	A Girl and a Dragon	Video Game
10	Ys Ⅸ-Monstrum NOX	Video Game
11	Ys X -NORDICS-	Video Game
12	The Legend of Heroes: Trails into Reverie	Video Game
13	The Legend of Heroes: Kai no Kiseki -Farewell, O Zemuria-	Video Game
14	BlackStella PTOLOMEA	Video Game
15	GODDESS OF VICTORY: NIKKE	Video Game
16	UNCONTROL	Foreign Drama
17	NCIS HAWAII	Foreign Drama
18	Prison Break	Foreign Drama
19	Gangnam Beauty	Foreign Drama
20	Monarch Industry/The Rebel Princess	Foreign Drama

As of the date of this annual report, we have copyrights and other intellectual property rights, and the ownership of the social media accounts of the following affiliated VTubers’ virtual characters:

No.	Name	Original Name	Publication Date	Expiration Date	Image
1	Kyoko Kuwamochi	倉持京子	September 11, 2020	September 10, 2090

2	Oguri Mel	オグリ・メル	September 12, 2020	September 11, 2090

3	Kamino Hikari	神乃ひかり	November 21, 2020	November 20, 2090

4	Mochimochi Sakura	餅々さくら	February 28, 2021	February 27, 2091

5	Iori Nemea	伊織ねめあ	May 1, 2021	April 30, 2091

6	Makura Rui	魔昏るい	May 15, 2022	May 14, 2092

7	Teru Umashika	馬鹿蝶	May 26, 2022	May 25, 2092

8	Aoi Heru	碧衣ヘルオグリ・メル	May 27, 2022	May 26, 2092

9	Kachiki Shakuna	勝気シャクナ	June 29, 2022	June 28, 2092

10	Michisaki Mirine	満咲ミリネ	October 22, 2022	October 21, 2092

11	Kaneko Kirari	金猫きらり	October 24, 2022	October 23, 2092

12	Kirikuma Yuni	切熊ゆに	December 18, 2022	December 17, 2092

13	Domeki Eru	百目鬼える	August 14, 2023	August 13, 2093

14	Yamanashi Chiyo	月見里知夜	November 11, 2024	November 10, 2094

15	Himuro Utsuro	氷室うつろ	November 22, 2024	November 21, 2094

In addition, as of the date of this annual report, we have registered one domain name in Japan relating to our business.

Employees

We had 10, six, and four full-time employees as of September 30, 2024, 2023, and 2022, respectively. The following table sets forth the number of our full-time employees as of September 30, 2024:

Function	Number
Management	3
Sales and Marketing	7
Total	10

We enter into employment agreements with our full-time employees. The employment agreements have an indefinite term and may be terminated by the employee with a 30-day advance notice. Dismissal of the employee by us is required to meet the following requirements: (i) the dismissal is objectively reasonable and socially acceptable; (ii) the dismissal is based on the grounds set forth in the labor regulations; (iii) the dismissal does not fall under any of the prohibited grounds stipulated by law; and (iv) a 30-day advance notice is given, or a dismissal allowance is paid in lieu of such notice. In addition, we enter into confidentiality agreements with our key employees upon employment with our Company.

In addition to our full-time employees, we had two, two and four outsourced employees as of September 30, 2024, 2023, and 2022, respectively. Besides assisting our full-time employees, these outsourced employees are also responsible for general administration, finance and accounting, project management, legal affairs, and the operations of VTuber management and voice actor workshops.

We believe that we maintain a good working relationship with our full-time and outsourced employees, and we have not experienced material labor disputes in the past. None of our employees are represented by a labor union.

Insurance

Other than the director and officer liability insurance, government-mandated social and health insurance, and worker’s accident compensation insurance, we do not maintain any other insurance covering our properties, equipment, or employees. We neither carry any business interruption insurance, accident insurance covering our members in respect of personal injuries or damages arising from accidents that occur during the voice actor workshops, nor any other third-party liability insurance to cover claims in respect of personal injuries or any damages arising from accidents on our properties or in relation to our operations. We believe that our insurance coverage is in line with industry practice.

Property and Equipment

We lease our headquarters location in Akasaka, Tokyo, and a work office located in Harumi, Tokyo. A summary of our leased properties as of the date of this annual report is shown below:

Location	Space (Square Feet)	Rent (Monthly)	Use	Lease Term
1F, 4-5-19 Akasaka, Minato-ku, Tokyo (Akasaka)	—	JPY100,000	Headquarters, one work office	April 1, 2024 to March 31, 2026
5-6-5 Harumi, Chuo-ku, Tokyo (Harumi)	898.14	JPY360,000	Residence	September 18, 2024 to September 17, 2026

We lease these premises from independent third parties under operating lease agreements. The lease agreement of our office located in Harumi is renewable from one year to six months before the lease expires.

We believe that our existing facilities are sufficient for our near-term needs.

Seasonality

In the audio production business, although the broadcast schedule of the video game productions is affected by the seasons, Japanese animation productions, in which we are mainly involved in the audio production component, are produced throughout the year. In addition, the activities of the animation production committee, which is made up of the animation-producing company and other investors, including our Company, do not fluctuate with the seasons, and profits and distributions from the activities of the companies that own the copyrights may be generated at any time of the year.

In the VTuber management business, although the choice of content to be viewed is largely determined by the interests and preferences of individual users, the number of times video content is viewed can be expected to increase during the summer, year-end and New Year holidays, when audiences have more leisure time than in any other time of the year. In addition, events are held during each of these seasons, which have an impact on sales.

The voice actor workshop business is highly specialized and aims to improve skills over a long period of time. Therefore, there is no seasonality in the number of participants throughout the year. However, marketing efforts to attract customers tend to be more effective in April, when Japan’s new fiscal year begins.

Legal Proceedings

From time to time, we may become a party to various legal or administrative proceedings arising in the ordinary course of our business, including actions with respect to intellectual property infringement, violation of third-party licenses or other rights, breach of contract, and labor and employment claims. We are currently not a party to, and we are not aware of any threat of, any legal or administrative proceedings that, in the opinion of our management, are likely to have any material and adverse effect on our business, financial condition, cash flow, or results of operations.

Regulations

The main Japanese laws that regulate the services provided by the Company include the Act against Unjustifiable Premiums and Misleading Representations, the Act on Specified Commercial Transactions, the Act against Delay in Payment of Subcontract Proceeds, etc. to Subcontractors, the Copyright Act, labor-related laws, and the Act on the Protection of Personal Information.

Act against Unjustifiable Premiums and Misleading Representations

Our business involving the sale of digital contents for consumers is subject to the Act against Unjustifiable Premiums and Misleading Representations (Act No. 134 of May 15, 1962, as amended). Under this law, we are prohibited from making representations to the general consumers that the contents of the products are significantly better than they actually are, and representations to the general consumers that the contents of our products are significantly better than those pertaining to our competitors if not true.

In addition, this law establishes regulations regarding the provision of premiums by business operators, such as a limit on the maximum amount of premiums to prevent the provision of excessive premiums.

Business operators that violate this law may be ordered by the supervisory authority to take certain actions or receive administrative guidance.

In addition, if a business operator commits an act of misrepresentation, it may be ordered to pay a surcharge.

Act on Specified Commercial Transactions

Our business involving the internet sale of digital contents for consumers is subject to the Act on Specified Commercial Transactions (Act No. 57 of June 4, 1976, as amended). Under this law, Internet sellers are obligated to indicate in their advertisements the consideration for services provided via the Internet, the time and method of payment of the consideration, etc., and are prohibited from attempting to induce customers to apply for sales contracts and service contracts related to mail order sales against their will.

Under the June 2022 amendment, Internet sellers are obliged to indicate on the final confirmation screen of the Internet ordering system the consideration for the services, the time and method of payment of the consideration, and other matters so that the customer can easily confirm the final confirmation at the stage immediately before the order is confirmed.

Business operators violating the regulations of this law may be subject to administrative penalties, such as orders to improve operations, orders to suspend operations, or orders to prohibit the operations of officers, and may also be subject to penalties.

Act against Delay in Payment of Subcontract Proceeds, etc. to Subcontractors

Our business involving outsourcing content production may be subject to the Act against Delay in Payment of Subcontract Proceeds, etc. to Subcontractors (Act No. 120 of June 1, 1956, as amended). Under this law, we may be obligated to deliver order forms to subcontractors and set deadlines for payment of subcontract proceeds. In addition, after we have subcontracted work to a subcontractor, we may be prohibited from having the subcontractor pick up items related to the work, etc., unless the subcontractor is responsible for the subcontractor’s actions.

Business operators violating the regulations of this law may be subject to recommendations, publication, etc., by the regulatory authorities, and may also be subject to penalties.

Intellectual Property Laws and Regulations

Japan has a number of laws and regulations concerning intellectual property rights, including the Patent Act (Act No. 121 of 1959, as amended), the Utility Model Act (Act No. 123 of 1959, as amended), the Design Act (Act No. 125 of 1959, as amended), and the Copyright Act (Act No. 48 of 1970, as amended).

The Patent Act protects rights to inventions, the Utility Model Act protects rights to inventions such as the shape of an article, the Design Act protects rights to the design of an article, and the Copyright Act protects rights pertaining to spiritual and creative activities, such as literature, art, music, and programs, as well as the rights of performers.

Our business may be subject to various restrictions on the use of various rights under these laws and regulations.

In particular, since we sell our content, the appropriateness of copyrights may become an issue, and where we infringe on the copyrights of third parties, we may be subject to claims for injunction or damages.

Labor Laws

Japan has a variety of labor-related laws, including the Labor Standards Act (Act No. 49 of April 7, 1947, as amended), the Industrial Safety and Health Act (Act No. 57 of June 8, 1972, as amended), and the Labor Contracts Act (Act No. 128 of December 5, 2007, as amended). The Labor Standards Act stipulates minimum standards for working hours, holidays, overtime pay, and other working conditions. The Industrial Safety and Health Act requires, among other things, the implementation of measures to ensure employee safety and protect workers’ health in the workplace. The Labor Contracts Act establishes regulations regarding employment contracts, changes to work rules, dismissals, and disciplinary actions.

In particular, in Japan, the Labor Contract Law restricts the dismissal of employees, and it is necessary to properly manage and supervise employees.

In addition, the “Act on Comprehensive Promotion of Labor Measures and Stabilization of Employment and Improvement of Working Lives of Workers” (abbreviated as “Act on Comprehensive Promotion of Labor Measures”) was enacted on June 1, 2020, imposing on businesses the obligation to ensure a safe work environment.

Personal Information Protection Act

The Personal Information Protection Act of Japan (Act No. 57 of 2003, as amended) and related guidelines impose various regulations on businesses that use personal information and its databases, regarding the appropriate acquisition of such information, secure management, prohibition of use for other purposes, restrictions on information sharing with third parties, and appropriate subsequent measures in the event of information leakage.

The April 2022 amendment imposes a clear-cut obligation on businesses to prohibit the inappropriate use of personal information. The rules regarding the protection of personal information are changed, such that even non-personal information, such as website browsing history and personal location information associated with an individual, is subject to the Personal Information Protection Law in certain cases where consideration of personal privacy is required.

Business operators violating the regulations of this law may be subject to recommendations, etc., by the regulatory authorities and may also be subject to penalties.

Conclusion

We operate our services in compliance with these regulations.

Although we will continue to strengthen our legal compliance system and conduct internal training, the enactment or revision of new laws and regulations, and where the services operated by us become subject to new laws and regulations, it may affect our business, performance, and financial position.

C. Organizational Structure

See “—A. History and Development of the Company.”

D. Property, Plants and Equipment

See “—B. Business Overview—Facilities.”

Item 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report. This annual report contains forward-looking statements. In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information—D. Risk Factors” in this annual report. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A. Operating Results

Comparison of Results of Operations for the Fiscal Years Ended September 30, 2024 and 2023

	Fiscal Years Ended September 30,				Change (2024 vs. 2023)
(in thousands, except change % data)	2024($)	2024(¥)	2023($)	2023(¥)	$	¥	YoY %
Revenue
Sound production and talent management business	803	114,987	446	63,835	357	51,152	80.1%
Internet business	639	91,564	401	57,442	238	34,122	59.4%
Workshop business	33	4,679	35	5,054	(2)	(375)	(7.4%)
Distributions from investments	61	8,798	14	1,982	47	6,816	343.9%
Total Revenue	1,536	220,028	896	128,313	640	91,715	71.5%
Costs and Expenses
Cost of revenue	1,074	153,879	582	83,308	492	70,571	84.7%
Selling, General and Administrative Expenses	1,665	238,471	360	51,626	1,305	186,845	361.9%
Depreciation and amortization	95	13,580	58	8,264	37	5,316	64.3%
Total Costs and Expenses	2,834	405,930	1,000	143,198	1,834	262,732	183.5%
Operating Loss	(1,298)	(185,902)	(104)	(14,885)	(1,194)	(171,017)	1,148.9%
% of revenue	-84.5%	-84.5%	(11.6%)	(11.6%)
Interest income (expense), net	(1)	(131)	(12)	(1,723)	11	1,592	(92.4%)
Other income (loss)	(244)	(34,990)	6	812	(250)	(35,802)	(4,409.1%)
Loss before income tax	(1,543)	(221,023)	(110)	(15,796)	(1,433)	(205,227)	1,299.2%
Income tax expense	-	-	-	-	-	-	0.0%
Net Loss	(1,543)	(221,023)	(110)	(15,796)	(1,433)	(205,227)	1,299.2%

Revenue

Revenue increased by ¥91,715 thousand ($640 thousand), or 71.5%, to ¥220,028 thousand ($1,536 thousand) during the fiscal year ended September 30, 2024, primarily due to the following factors:

●	Revenue from sound production and talent management business increased by ¥51,152 thousand ($357 thousand), or 80/1%, to ¥114,987 thousand ($803 thousand) during the fiscal year ended September 30, 2024. The increase was mainly due to strong orders for sound production and the start of deliveries for animation production, for which orders were received in the previous fiscal year.

●	Revenue from the Internet business increased by ¥34,122 thousand ($238 thousand), or 59.4%, to ¥91,564 thousand ($639 thousand) during the fiscal year ended September 30, 2024. The increase was mainly due to the release of a novel game featuring a well-known VTuber.

●	Revenue from workshop business decreased by ¥375 thousand ($2 thousand), or 7.4%, to ¥4,679 thousand ($33 thousand) during the fiscal year ended September 30, 2024, mainly due to the low number of new students enrolled in the workshop; and

●	Revenue from distribution from investments increased by ¥6,816 thousand ($47 thousand), or 343.9%, to ¥8,798 thousand ($61 thousand) during the fiscal year ended September 30, 2024. The increase was mainly due to an increase in the number of investments in animation production. In addition, the animation production committee the Company invested in the fiscal year ended September 30, 2024 had strong earnings.

Cost of Revenue

Total cost of revenue increased during the fiscal year ended September 30, 2024 by ¥70,571 thousand ($492 thousand), or 84.7%, to ¥153,879 thousand ($1,074 thousand), reflecting the change in the direct costs associated with the fluctuation in revenue.

SG&A Expenses and Depreciation and Amortization Expenses and Operating Margin

Total selling, general, and administrative, or SG&A, expenses increased by ¥186,845 thousand ($1,305 thousand), or 361.9%, to ¥238,471 thousand ($1,665 thousand), primarily due to the following factors:

●	Higher salaries due to the additional employees hired during the fiscal year ended September 30, 2024; and

●	Higher commission fees resulted from the higher sales from Internet business.

Depreciation and amortization expenses increased by ¥5,316 thousand ($37 thousand), or 64.3%, to ¥13,580 thousand ($95 thousand), primarily due to the additional joint investments the Company acquired during the fiscal year ended September 30, 2024.

Operating loss increased by ¥171,017 thousand ($1,194 thousand), or 1,148.9%, from an operating loss of ¥14,885 thousand ($104 thousand) during the fiscal year ended September 30, 2023 to an operating loss of ¥185,902 thousand ($1,298 thousand) during the fiscal year ended September 30, 2024, primarily due to the higher SG&A expenses in the fiscal year ended September 30, 2024. Operating margin decreased from a loss of 11.6% to a loss of 84.5%.

Interest Expenses, Net

Net interest expenses during the fiscal year ended September 30, 2024 decreased by ¥1,592 thousand ($11 thousand), or 92.4%, to ¥131 thousand ($1 thousand) mainly because the ¥200,000 thousand loan that the Company borrowed from CyberStep in January 2023 was repaid in June 2023.

Other Income/loss, net

Other income/loss was ¥34,990 thousand ($244 thousand) which primarily consists of foreign currency exchange loss.

Net Loss

As a result of the foregoing, net loss was ¥221,023 thousand ($1,543 thousand) during the fiscal year ended September 30, 2024 compared to a net loss of ¥15,796 thousand ($110 thousand) during the fiscal year ended September 30, 2023.

Comparison of Results of Operations for the Fiscal Years Ended September 30, 2023 and 2022

The following table summarizes our results of operations for the fiscal years ended September 30, 2023 and 2022, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	Fiscal Years Ended September 30,				Change (2023 vs. 2022)
(in thousands, except change % data)	2023 ($)	2023 (¥)	2022 ($)	2022 (¥)	$	¥	YoY %
Revenue
Audio production and talent management business	427	63,835	804	120,121	(377)	(56,286)	(46.9)%
Internet business	384	57,442	125	18,630	259	38,812	208.3%
Workshop business	34	5,054	39	5,805	(5)	(751)	(12.9)%
Distributions from investments	13	1,982	6	847	7	1,135	134.0%
Total Revenue	858	128,313	974	145,403	(116)	(17,090)	(11.8)%
Costs and Expenses
Cost of revenue	558	83,308	720	107,617	(162)	(24,309)	(22.6)%
Selling, General and Administrative Expenses	345	51,626	186	27,809	159	23,817	85.6%
Depreciation and amortization	55	8,264	21	3,156	34	5,108	161.9%
Total Costs and Expenses	958	143,198	927	138,582	31	4,616	3.3%
Operating (Loss)/Income	(100)	(14,885)	47	6,821	(147)	(21,706)	(318.2)%
% of revenue	(11.6)%	(11.6)%	4.7%	4.7%
Net interest expense	(12)	(1,723)	(1)	(78)	(11)	(1,645)	2,109.0%
Net other income	5	812	—	8	5	804	10,050.0%
(Loss)/Income before income tax	(107)	(15,796)	46	6,751	(153)	(22,547)	(334.0)%
Income tax expense	—	—	44	6,510	(44)	(6,510)	100.0%
Net (Loss)/Income	(107)	(15,796)	2	241	(109)	(16,037)	(6,654.4)%

	Years Ended September 30,				Change (2023 vs. 2022)
(in thousands, except change % data)	2023 ($)	2023 (¥)	2022 ($)	2022 (¥)	$	¥	YoY %
Revenue
Audio production and talent management business	427	63,835	804	120,121	(377)	(56,286)	(46.9)%
Internet business	384	57,442	125	18,630	259	38,812	208.3%
Workshop business	34	5,054	39	5,805	(5)	(751)	(12.9)%
Distributions from investments	13	1,982	6	847	7	1,135	134.0%
Total Revenue	858	128,313	974	145,403	(116)	(17,090)	(11.8)%
Costs and Expenses
Cost of revenue	558	83,308	720	107,617	(162)	(24,309)	(22.6)%
Selling, General and Administrative Expenses	345	51,626	186	27,809	159	23,817	85.6%
Depreciation and amortization	55	8,264	21	3,156	34	5,108	161.9%
Total Costs and Expenses	958	143,198	927	138,582	31	4,616	3.3%
Operating (Loss)/Income	(100)	(14,885)	47	6,821	(147)	(21,706)	(318.2)%
% of revenue	(11.6)%	(11.6)%	4.7%	4.7%
Net interest expense	(12)	(1,723)	(1)	(78)	(11)	(1,645)	2,109.0%
Net other income	5	812	—	8	5	804	10,050.0%
(Loss)/Income before income tax	(107)	(15,796)	46	6,751	(153)	(22,547)	(334.0)%
Income tax expense	—	—	44	6,510	(44)	(6,510)	100.0%
Net (Loss)/Income	(107)	(15,796)	2	241	(109)	(16,037)	(6,654.4)%

Revenue

Revenue decreased by 11.8% year-over-year to ¥128,313 thousand ($858 thousand), primarily due to the following factors:

●	While our audio production and talent management business was not materially affected by the COVID-19 pandemic during the fiscal year ended September 30, 2023, revenue from such business nevertheless decreased by 46.9% to ¥63,835 thousand ($427 thousand) during the fiscal year ended September 30, 2023 compared to ¥120,121 thousand ($804 thousand) during the fiscal year ended September 30, 2022. The decrease is mainly because the Company was devoting itself to several large projects that are expected to take a few years to complete during the fiscal year ended September 30, 2023, and thus, fewer projects were completed compared to the fiscal year ended September 30, 2022;

●	Revenue from the Internet business significantly increased by 208.3% to ¥57,442 thousand ($384 thousand) during the fiscal year ended September 30, 2023 compared to ¥18,630 thousand ($125 thousand) during the fiscal year ended September 30, 2022, mainly due to an increase in the number of VTubers for live streaming, which resulted in higher advertisement revenue;

●	While our workshop business was not materially affected by the COVID-19 pandemic during the fiscal year ended September 30, 2023, revenue from such business decreased by 12.9% to ¥5,054 thousand ($34 thousand) during the fiscal year ended September 30, 2023 compared to ¥5,805 thousand ($39 thousand) during the fiscal year ended September 30, 2022. The decrease is primarily because the Company focused on the operation of the VTuber management business rather than the recruitment of members for the voice actor workshops during the fiscal year ended September 30, 2023; and

●	Revenue from distribution from investments increased by 134.0% to ¥1,982 thousand ($13 thousand) during the fiscal year ended September 30, 2023 compared to ¥847 thousand ($6 thousand) during the fiscal year ended September 30, 2022, mainly due to two additional joint investments the Company acquired during the fiscal year ended September 30, 2023.

Cost of Revenue

Total cost of revenue decreased by 22.6% year-over-year to ¥83,308 thousand ($558 thousand), reflecting the change in the direct costs associated with the fluctuation in revenue.

SG&A Expenses and Depreciation and Amortization Expenses and Operating Margin

Total selling, general, and administrative, or SG&A, expenses increased by 85.6% year-over-year to ¥51,626 thousand ($345 thousand), primarily due to the following factors:

●	Higher executive compensation and salaries, due to the additional director and employees hired during the fiscal year ended September 30, 2023.

●	Higher professional fees related to the capital increases the Company had during the fiscal year ended September 30, 2023.

Depreciation and amortization expenses increased by 161.9% year-over-year to ¥8,264 thousand ($55 thousand), primarily due to the additional joint investments the Company acquired during the fiscal year ended September 30, 2023.

Operating income decreased by 318.2% to an operating loss of ¥14,885 thousand ($100 thousand) during the fiscal year ended September 30, 2023 from an operating income of ¥6,821 thousand ($47 thousand) during the fiscal year ended September 30, 2022. Operating margin decreased from a profit of 4.7% to a loss of 11.6%.

Interest Expenses, Net

Net interest expenses increased by 2,109.0% year-over-year to ¥1,723 thousand ($12 thousand), mainly due to the ¥200,000 thousand loan that the Company borrowed from CyberStep in January 2023. The loan was repaid in June 2023.

Other Income/Expenses, net

Other income was ¥812 thousand ($5 thousand), reflecting interest income from short-term loan receivable.

Income Tax Expense

Income tax expense decreased by 100.0% year-over-year to ¥0 ($0) due to the pre-tax loss the Company had during the fiscal year ended September 30, 2023.

Net Loss

As a result, net loss was ¥15,796 thousand ($107 thousand) during the fiscal year ended September 30, 2023 compared to a net income of ¥241 thousand ($2 thousand) during the fiscal year ended September 30, 2022.

B. Liquidity and Capital Resources

As of September 30, 2024 and 2023, we had cash of ¥148,639 thousand ($1,038 thousand) and ¥58,955 thousand ($419 thousand), respectively. Liquidity is a measure of our ability to meet potential cash requirements. We generally funded our operations with cash flow from operations and, when needed, with borrowings from Japanese financial institutions or capital injections from our principal shareholders. Our principal uses for liquidity have been to fund media rights bids for animation projects in our audio production business and for daily operations and working capital. We expect that our cash and cash equivalents will be sufficient to fund our operating expenses and cash obligations for the next 12 months; although our ability to continue as a going concern depends upon our ability to attract and retain revenue generating customers, acquire new customer contracts, and secure additional financing.

Cash Flows for the Fiscal Year Ended September 30, 2024 Compared to the Fiscal Year Ended September 30, 2023

	(in 1,000 JPY)
	Fiscal Years Ended September 30,
	2024	2023
Cash flows from operating activities:
Net (loss)/profit	¥(221,023)	¥(15,796)
Adjustments to reconcile net loss to net cash provided by operating activities:	0
Depreciation and amortization	13,580	8,264
Foreign currency translation losses	34,649	-
Changes in operating assets and liabilities:
Accounts receivable	12,217	(13,326)
Decrease (increase) in Short-term loan Receivable	(200,362)	-
Prepaid expenses and other current assets	(68,673)	(3,716)
Deferred costs	(148,636)	(19,757)
Other Assets	(182)	-
Accounts payable	51,894	(24,993)
Other current liabilities	85,496	27,499
Net cash (used in)/provided by operating activities	(441,040)	(41,825)
Cash flows from investing activities:
Purchase of property, plant, and equipment	-	(319)
Purchase of intangible assets	(95,250)	(19,828)
Net cash used in investing activities	(95,250)	(20,147)
Cash flows from financing activities
Proceed from issuance of shares	715,446	233,600
Payment of deferred offering costs	(68,122)	(171,893)
Proceed from long-term debt	17,930	-
Repayments of long-term debt	(2,060)	(2,040)
Repayment under lease liabilities	(3,571)	(3,220)
Net cash provided by/(used in) financing activities	659,623	56,447
Effect of exchange rate change on cash and cash equivalents	(34,649)	-
Net increase/(decrease) in cash and cash equivalents	88,684	(5,525)
Cash and cash equivalents at beginning of period	59,955	65,480
Cash and cash equivalents at end of period	¥148,639	¥59,955

Operating Activities

Net cash used in operating activities increased from ¥41,825 thousand ($292 thousand) during the fiscal year ended September 30, 2024 to ¥441,040 thousand ($3,097 thousand) during the fiscal year ended September 30, 2024, primarily due to the larger loss we had in the fiscal year ended September 30, 2024.

Investing Activities

Net cash used in investing activities increased from ¥20,147 thousand ($141 thousand) during the fiscal year ended September 30, 2023 to ¥95,250 thousand ($665 thousand) during the fiscal year ended September 30, 2024, mainly due to higher spending related to the acquisition of joint investments during the fiscal year ended September 30, 2024.

Financing Activities

Net cash provided by financing activities increased from ¥56,447 thousand ($394 thousand) during the fiscal year ended September 30, 2023 to ¥659,623 ($4,605 thousand) during the fiscal year ended September 30, 2024, primarily due to the proceeds we received from the initial public offering completed in July 2024.

Debt

The Company’s borrowings as of September 30, 2024, including short-term and long-term positions, consisted of the following:

	As of September 30, 2024
	Payments due by period:
Yen in thousands	Total	Less than 1 year	1 – 3 years	4 – 5 years	More than 5 years
Long-term debt principal payments	¥29,640	¥6,240	¥12,480	¥10,920	¥—
Operating lease payments	9,924	5,520	4,404	—	—
Total	¥39,564	¥11,760	¥16,884	¥10,920	¥—

Basis of Presentation

The accompanying financial statements appearing elsewhere in this annual report are presented in Japanese yen, the currency of the country in which the Company is incorporated and primarily operates. The accompanying financial statements are prepared in accordance with U.S. GAAP.

Going Concern

The Company had a loss of ¥221,023 thousand, ¥15,796 thousand and a profit of ¥241 thousand for the fiscal years ended September 30, 2024, 2023 and 2022, respectively. The operating income and loss had resulted in an accumulated deficit of ¥237,512 thousand, ¥16,489 thousand and ¥693 thousand as of September 30, 2024, 2023 and 2022, respectively.

The Company’s financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the liquidation of liabilities in the normal course of business. The Company’s ability to continue as a going concern is dependent upon the Company’s ability to attract and retain revenue generating customers, acquire new customer contracts, and secure additional financing.

The Company may consider obtaining additional financing in the future through the issuance of the Company’s Ordinary Shares, other equity or debt financings, or other means. The Company, however, is dependent upon its ability to obtain new revenue generating customer contracts, secure equity and/or debt financing and there are no assurances that the Company will be successful. The financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts, or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Cash Flows for the Fiscal Year Ended September 30, 2023 Compared to the Fiscal Year Ended September 30, 2022

As of September 30, 2023 and 2022, we had cash of ¥59,955 thousand ($401 thousand) and ¥65,480 thousand ($438 thousand), respectively. Liquidity is a measure of our ability to meet potential cash requirements. We generally funded our operations with cash flow from operations and, when needed, with borrowings from Japanese financial institutions or capital injections from our principal shareholders. Our principal uses for liquidity have been to fund media rights bids for animation projects in our audio production business and for daily operations and working capital. We expect that our cash and cash equivalents will be sufficient to fund our operating expenses and cash obligations for the next 12 months; although our ability to continue as a going concern depends upon our ability to attract and retain revenue generating customers, acquire new customer contracts, and secure additional financing.

	(in 1,000 JPY) Fiscal Years Ended September 30,
	2023	2022
Cash flows from operating activities:
Net (loss)/income	¥(15,796)	¥241
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	8,264	3,122
Changes in operating assets and liabilities:
Accounts receivable	(13,326)	7,215
Prepaid expenses and other current assets	(3,716)	3,372
Deferred costs	(19,757)	15,723
Other Assets	—	(148)
Accounts payable	(24,993)	21,119
Other current liabilities	27,499	2,175
Net cash (used in)/provided by operating activities	(41,825)	52,819
Cash flows from investing activities:
Purchase of property, plant, and equipment	(319)	(366)
Purchase of intangible assets	(19,828)	(6,068)
Net cash used in investing activities	(20,147)	(6,434)
Cash flows from financing activities
Proceed from issuance of shares	233,600	—
Payment of deferred offering costs	(171,893)	—
Repayments of long-term debt	(2,040)	(2,040)
Repayment under lease liabilities	(3,220)	(200)
Net cash provided by/(used in) financing activities	56,447	(2,240)
Net (decrease)/increase in cash and cash equivalents	(5,525)	44,145
Cash and cash equivalents at beginning of period	65,480	21,335
Cash and cash equivalents at end of period	¥59,955	¥65,480
Supplemental disclosures of cash flow information:
Cash paid for interest	¥1,723	¥78
Cash paid for income taxes	6,510	—

Operating Activities

Net cash generated by operating activities decreased from ¥52,819 thousand ($398 thousand) generated by operating activities during the fiscal year ended September 30, 2022 to the net cash use of ¥41,825 thousand ($280 thousand) during the fiscal year ended September 30, 2023, primarily due to the following factors:

●	The Company had net loss of ¥15,796 thousand ($107 thousand) during the fiscal year ended September 30, 2023 compared to the net income of ¥241 thousand ($2 thousand); and

●	The decrease in accounts payable due to a related party for the payment of outsourcing expenses made during the fiscal year ended September 30, 2023.

Investing Activities

Net cash used in investing activities increased from ¥6,434 thousand ($48 thousand) used in investing activities during the fiscal year ended September 30, 2022 to ¥20,147 thousand ($135 thousand) during the fiscal year ended September 30, 2023, primarily due to higher spending related to the acquisition of joint investments totaling ¥19,828 thousand ($133 thousand) during the fiscal year ended September 30, 2023 compared to ¥6,068 thousand ($41 thousand) during the fiscal year ended September 30, 2022.

Financing Activities

Net cash provided by financing activities increased from ¥2,240 thousand ($17 thousand) used in financing activities during the fiscal year ended September 30, 2022 to ¥56,447 ($378 thousand) provided by financing activities during the fiscal year ended September 30, 2023, primarily due to the proceeds the Company received from issuance of shares during the fiscal year ended September 30, 2023 while the Company did not issue new shares during the fiscal year ended September 30, 2022. The increase was partially offset by the payments of deferred offering costs made during the fiscal year ended September 30, 2023.

Debt

The Company’s borrowings as of September 30, 2023 and 2022, including short-term and long-term positions, consisted of the following:

			Yen in thousands
	Interest Rate	Maturity	September 30, 2023	September 30, 2022
Term loan with Japan Finance Corporation	0.46 to 1.36%	30-Jun-29	¥13,770	¥15,810
Total long-term debt			13,770	15,810
Current portion of long-term debt			(2,040)	(2,040)
Long-term debt, excluding current portion			¥11,730	¥13,770

Contractual Obligations and Commitments

	As of September 30, 2023
	Payments due by period:
Yen in thousands	Total	Less than 1 year	1 – 3 years	4 – 5 years	More than 5 years
Long-term debt principal payments	¥13,770	¥2,040	¥6,120	¥4,080	¥1,530
Long-term debt interest payments	640	175	357	99	9
Operating lease payments	2,774	2,774	—	—	—
Total	¥17,184	¥4,989	¥6,477	¥4,179	¥1,539

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments, or events that are reasonably likely to have a material effect on our net revenue, income from continuing operations, profitability, liquidity, or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

E. Critical Accounting Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements. These financial statements are prepared in accordance with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of our assets and liabilities and revenue and expenses, to disclose contingent assets and liabilities on the date of the consolidated financial statements, and to disclose the reported amounts of revenue and expenses incurred during the financial reporting period. We continue to evaluate these estimates and assumptions that we believe to be reasonable under the circumstances. We rely on these evaluations as the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We believe that the critical accounting policies as disclosed in this report reflect the more significant judgments and estimates used in preparation of our consolidated financial statements. Further, we elected to use the extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act of 2012. As a result, these financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements.

The following critical accounting policies rely upon assumptions and estimates and were used in the preparation of our consolidated financial statements:

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the reporting date, and the reported amounts of revenue and expense during the reporting period. These estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future and include, but are not limited to, useful lives of property and equipment and intangible assets, the impairment of long-lived assets and deferred costs, and valuation allowance against net deferred tax assets. Actual results could differ from those estimates.

Accounts Receivable, Net

Accounts receivable primarily consist of amounts billed and currently due from customers, net of an allowance for credit losses, if recorded. When the Company has an unconditional right to payment, subject only to the passage of time, the right is treated as receivable. Fees billed in advance of the related contractual term represent contract liabilities and are presented as deferred revenue. Typical payment terms provide for customer payment within 30 days of the contract date.

Accounts receivable are subject to collection risk. The Company performs evaluations of its customers’ financial positions and generally extends credit on account, without collateral.

The estimate for the allowance for credit losses is based on the Company’s historical loss data and the aging of receivables. This estimate is adjusted for management’s assessment of current conditions, reasonable and supportable forecasts regarding future events, and any other factors deemed relevant by the Company. The Company believes that historical loss information is a reasonable starting point to calculate the expected allowance for credit losses, given that the composition of the Company’s customers has remained constant. The Company recorded ¥517 thousand and ¥17 thousand as the allowance for credit loss at September 30, 2024 and 2023, respectively. Provisions for the allowance for expected credit losses are recorded in selling, general and administrative expenses in the Consolidated Statements of Operations. The Company did not record any bad debt expenses for the fiscal years ended September 30, 2024, 2023 and 2022.

Impairment or Disposal of Long-Lived Assets

Long-lived assets used in operations are reviewed for impairment whenever events or changes in circumstances indicate that carrying amounts may not be recoverable. For long-lived assets to be held and used, the Company recognizes an impairment loss only if the carrying amount is not recoverable when compared to the Company’s undiscounted cash flows and the impairment loss is measured based on the difference between the carrying amount and fair value. Long-lived assets held for sale are reported at the lower of cost or fair value less costs to sell.

Revenue Recognition

The Company applies ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”) for all periods presented in the financial statements. To determine the appropriate amount of revenue to be recognized in accordance with ASC 606, the Company follows a five-step model as follows:

1 — Identification of the contract with a customer

2 — Identification of the performance obligation in the contract

3 — Determination of the transaction price

4 — Allocation of the transaction price to the performance obligation in the contract

5 — Recognition of revenue when, or as, a performance obligation is satisfied

The Company’s revenue is primarily derived from audio production and provision of talent management business, internet business, and workshop business. The Company assesses the contract term as the period in which the parties to the contract have enforceable rights and obligations. Customer contracts are generally standardized and non-cancellable for the duration of the stated contract term. Consumption taxes collected and remitted to tax authorities are excluded from revenue.

The Company may use third-party vendors to provide certain goods or services to its customers. The Company evaluates those relationships to determine whether revenue should be reported gross or net. The Company recognizes revenue on a gross basis where it acts as principal and controls the goods and services used to fulfill the performance obligations to the customer and on a net basis where it acts as an agent.

Regarding revenue derived from audio production and talent management business, the Company did not act as an agent during the fiscal years ended September 30, 2024 and 2023. During the fiscal year ended September 30, 2023, the Company started sales of novel games as part of their Internet business. The Company evaluated the relationships with retailers and recognized revenue on a gross basis when the Company acted as principal and recognized in net when the Company acted as an agent.

Leases

Leases are comprised of operating leases for office space. In accordance with FASB ASC Topic 842, Leases, the Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use assets (ROU), current portion of operating lease liabilities, and non-current operating lease liabilities in the Balance Sheets. Operating lease ROU assets and operating lease liabilities are recognized based on the present value of future minimum lease payments over the lease term at commencement date.

For leases with terms greater than 12 months, the Company records a right-of-use asset and a lease liability representing the present value of future lease payments. The discount rate used to measure the lease asset and liability is determined at the beginning of the lease term using the rate implicit in the lease, or the Company’s collateralized incremental borrowing rate. The implicit rate within the Company’s leases is generally not determinable and, therefore, the incremental borrowing rate at lease commencement is utilized to determine the present value of lease payments. The Company estimates its incremental borrowing rate based on third-party lender quotes to obtain secured debt in a like currency for a similar asset over a timeframe similar to the term of the lease. For those contracts that include fixed rental payments for both the use of the asset (“lease costs”) as well as for other occupancy or service costs relating to the asset (“non-lease costs”), the Company generally includes both the lease costs and non-lease costs in the measurement of the lease asset and liability.

The Company has elected the “package of practical expedients” and as a result is not required to reassess its prior accounting conclusions about lease identification, lease classification and initial direct costs for lease contracts that exist as of the transition date. The Company accounts for each lease and any non-lease components associated with that lease as a single lease component for all asset classes. Lease expenses for the Company’s operating leases are recognized on a straight-line basis over the lease term except for variable lease costs, which are expensed as incurred.

Disaggregation of Revenue

We disaggregate our revenue from contracts by service types, as we believe it best depicts how the nature, amount, timing, and uncertainty of the revenue and cash flows are affected by economic factors.

The summary of our disaggregation of revenue by service types for the fiscal years ended September 30, 2024, 2023, and 2022 was as follows:

	Yen in Thousands
	For the year ended September 30,
	2024	2023	2022
Sound production and talent management business	¥114,987	¥63,835	¥120,121
Internet business	91,564	57,442	18,630
Workshop business	4,679	5,054	5,805
Distributions from investments	8,798	1,982	847
Total	¥220,028	¥128,313	¥145,403

Income Tax

We account for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes were incurred during the fiscal years ended September 30, 2024, 2023, and 2022. We do not believe there was any uncertain tax provision as of September 30, 2024, 2023, and 2022.

Our operating subsidiary in Japan is subject to the income tax laws of Japan. No significant income was generated outside Japan for the fiscal years ended September 30, 2024, 2023, and 2022. As of September 30, 2024, 2023, and 2022, all of the tax returns of our Japanese subsidiary remained open for statutory examination by relevant tax authorities for seven years from the date the corporate income tax return was filed.

Recent Accounting Pronouncements

We consider the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued.

In June 2016, the Financial Accounting Standards Board (the “FASB”) issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326) (“ASU 2016-13”), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. ASU 2016-13 was subsequently amended by ASU 2018-19, Codification Improvements to Topic 326, Financial Instruments—Credit Losses, ASU 2019-04 Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments, and ASU 2019-05, Targeted Transition Relief. In November 2019, the FASB issued ASU 2019-10, which extends the effective date for adoption of ASU 2016-13. In November 2019, the FASB issued ASU 2019-11 to clarify its new credit impairment guidance in ASU 326. Accordingly, for public entities that are not smaller reporting entities, ASU 2016-13 and its amendments are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. For all other entities, this guidance and its amendments will be effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. We have adopted this guidance effective October 1, 2023 and the adoption did not have an impact on our consolidated financial statements.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position(s)
Kazusa Aranami	36	Director, Chief Executive Officer, and Chairperson
Yuhi Mimura	38	Director
Minoru Muranaga	57	Chief Financial Officer
Akira Sugimoto	59	Independent Director
Toshiyuki Sugiyama	57	Independent Director

The following is a brief biography of each of our executive officers and directors:

Ms. Kazusa Aranami is our founder and has served as our director, chief executive officer, and chairperson since our inception in April 2023 and as BloomZ Japan’s representative director and chief executive officer since its inception in October 2017. Prior to founding BloomZ Japan and our Company, Ms. Aranami worked as a voice actress and actress at four different voice actor management companies — JTB Entertainment, Kitty Production, Apt Pro Inc, and Quatrestella Co., Ltd., between April 2008 and December 2011, May 2013 and March 2015, April 2015 and July 2015, and August 2015 and September 2017, respectively. Ms. Aranami also worked as a freelance voice actress and actress between January 2012 and April 2013. Ms. Aranami received her vocational degree in Voice Acting from Yoyogi Animation Academy in 2007.

Mr. Yuhi Mimura has served as our director since our inception in April 2023 and as BloomZ Japan’s director since its inception in October 2017. Prior to joining BloomZ Japan and our Company, Mr. Mimura worked as a staff member responsible for animation production progress at Asahi Production Inc., an animation-producing company, from December 2007 to October 2011, a manager at I Link Co., Ltd., a voice actor management company, from November 2011 to February 2014, a manager at Aksent. Co. Ltd., a voice actor management company, from March 2014 to September 2015, and a manager and a staff member responsible for audio production progress at Quatrestella Co., Ltd., a voice actor management company, from October 2015 to September 2017. Mr. Mimura received his vocational degree in Color Studies from Yoyogi Animation Academy in 2007.

Mr. Minoru Muranaga has served as our chief financial officer since August 2024 and as BloomZ Japan’s accounting manager since July 2023. Prior to joining the Company and BloomZ Japan, Mr. Muranaga worked as a manager at FORUM8 Co., Ltd., a Japanese software developer and supplier, between June 2018 and November 2022. Mr. Muranaga received his bachelor’s degree in Social Science from Waseda University in 1992 and has a certificate as a Japanese Certified Public Accountant.

Mr. Akira Sugimoto has served as our independent director since July 2024. Mr. Sugimoto is the founder and representative director of ActKnowledge Co., Ltd., a Japanese company that provides management consulting services. Prior to founding ActKnowledge Co., Ltd. in April 2023, Mr. Sugimoto worked for Mitsubishi UFJ Financial Group, Inc. (NYSE: MUFG), a Japanese bank holding and financial services company, for more than 20 years, including working as an inspector in different departments and subsidiaries and a chief consultant at Mitsubishi UFJ Research & Consulting Co., Ltd., Mitsubishi UFJ Financial Group, Inc.’s second tier subsidiary, and served as a director at Plan and D Co., Ltd., a Japanese consulting company, between January 2014 and March 2023. Mr. Sugimoto received his bachelor’s degree in Law from the University of Tokyo in 1989.

Mr. Toshiyuki Sugiyama has served as our independent director since October 2024. Mr. Sugiyama founded and has served as the representative director and the chief executive officer of CD One Limited Liability Company, a Japanese company that provides consulting services, since October 2012, founded and has served as a representative and the chief financial officer of Machete Inc., a Japanese apparel manufacturer, since June 2014, and founded and has served as a director and the chief operating officer of Chamber Management Co., Ltd., a Japanese company that provides management and marketing consulting services, since March 2021. Mr. Sugiyama received his bachelor’s degree in Business Management from Meiji University in 1990.

Pursuant to our articles of association, unless otherwise determined by our Company in a general meeting, we are required to have a minimum of two directors and the exact number of directors will be determined from time to time by our board of directors.

Family Relationships

None of our directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

B. Compensation

For the fiscal year ended September 30, 2024, we paid an aggregate of JPY20,151 thousand ($141 thousand) as compensation to our executive officers and directors. In the fiscal year ended September 30, 2024, we accrued a director fee amounting to JPY595 thousand ($4 thousand), designated for payment to our independent directors. None of our non-employee directors have any service contracts with us that provide for benefits upon termination of employment. We have not set aside or accrued any amount to provide pension, retirement, or other similar benefits to our directors and executive officers.     Our Japanese subsidiary is required by law to make contributions equal to certain percentages of each employee’s salary for his or her statutory benefits.

C. Board Practices

Pursuant to our articles of association, unless otherwise determined by our Company in a general meeting, we are required to have a minimum of three directors and the exact number of directors will be determined from time to time by our board of directors.

Board of Directors

Our board of directors consists of four directors, including two independent directors. A director may vote with respect to any contract, proposed contract, or arrangement in which he is materially interested, provided that (a) such director, if his/her interest in such contract or arrangement is material, has declared the nature of his/her interest at the earliest meeting of the board at which it is practicable for him/her to do so, either specifically or by way of a general notice and (b) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. Nasdaq corporate governance rules require that a majority of an issuer’s board of directors must consist of independent directors. However, as a Cayman Islands company listed on the Nasdaq, we are a foreign private issuer and are permitted to follow the home country practice with respect to certain corporate governance matters. Cayman Islands law does not require a majority of a publicly traded company’s board of directors to be comprised of independent directors. We rely on this home country practice exception and do not have a majority of independent directors serving on our board of directors.

Our board of directors may exercise all the powers of our Company to borrow money, mortgage its undertaking, property, and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of our Company or of any third party. None of our directors has a service contract with us that provides for benefits upon termination of service.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to us, including (i) a duty to act in good faith in what the director believes to be in the best interests of us; (ii) a duty to exercise their powers for the purposes for which those powers were conferred and not for a collateral purpose; (iii) a duty not to make a personal profit based on his position as director (unless we permit him to do so) and (iv) a duty not to put themselves in a position in which there is a conflict between their duty to us and their personal interests. Our directors also owe us a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended from time to time. The Companies Act (As Revised) of the Cayman Islands also imposes a number of statutory duties on a director. We have the right to seek damages if a duty owed by any of our directors is breached.

The functions and powers of our board of directors include, among others:

●	appointing officers and determining the term of office of the officers;

●	exercising the borrowing powers of the company and mortgaging the property of the company; and

●	maintaining or registering a register of mortgages, charges, or other encumbrances of the company.

Terms of Directors and Executive Officers

Under our articles of association, a director may be appointed by ordinary resolution of our shareholders or by a resolution of the directors. An appointment of a director may be on terms that the director will automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between our Company and the director, if any, but no such term will be implied in the absence of express provision. It is expected that, whether by ordinary resolution or by the directors, each director will be appointed on the terms that the director will hold office until the appointment of the director’s successor or the director’s re-appointment at the next annual general meeting, unless the director has sooner vacated office.

All of our executive officers are appointed by and serve at the discretion of our board of directors.

Qualification

Under our articles of association, a director is not required to hold any shares in our Company by way of qualification. A director who is not a shareholder of our Company is nevertheless entitled to attend and speak at general meetings.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Pursuant to employment agreements, we agree to employ each of our executive officers for a specified time period, which may be renewed upon both parties’ agreement 30 days before the end of the current employment term. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, including the commitments of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offense, willful disobedience of a lawful and reasonable order, fraud or dishonesty, receipt of bribery, or severe neglect of his or her duties. An executive officer may terminate his or her employment at any time with a one-month prior written notice. Each executive officer agrees to hold, both during and after the employment agreement expires, in strict confidence and not to use or disclose to any person, corporation or other entity without written consent, any confidential information.

We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Committees of the Board of Directors

Audit Committee

Our audit committee consists of our three directors, including Kazusa Aranami, Toshiyuki Sugiyama, and Akira Sugimoto. We have determined that Akira Sugimoto and Toshiyuki Sugiyama satisfy the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules and Rule 10A-3 under the Exchange Act. Therefore, Kazusa Aranami will be replaced with an independent director within one year of our listing on the Nasdaq Capital Market, so that after one year of the listing, the audit committee will consist solely of independent directors. We have also determined that Akira Sugimoto qualifies as an audit committee financial expert under the SEC rules and as a financially sophisticated audit committee member under the Nasdaq listing rules. Akira Sugimoto is the chair of the audit committee. Our audit committee has adopted a written charter (the “Charter”), which requires that each member of the Audit Committee are independent in accordance with the requirements of Rule 10A-3 of the Exchange Act and the rules of the NASDAQ Stock Market or any other securities exchange on which any of our securities are listed, and that no member of the Audit Committee can have participated in the preparation of the Company’s or any of its subsidiaries’ financial statements at any time during the past three years. The Charter requires that each member of the Committee must be able to read and understand fundamental financial statements, including the Company’s balance sheet, income statement, and cash flow statement, at least one member of the Committee must have past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background that leads to financial sophistication, and at least one member of the Audit Committee must be an “audit committee financial expert” as defined in Item 407(d)(5)(ii) of Regulation S-K. The Charter provides that the purpose of the Audit Committee is to oversee the Company’s accounting and financial reporting processes and the audit of the Company’s financial statements, and that the primary role of the Audit Committee is to oversee the financial reporting and disclosure process.

The Charter audit committee is responsible for, among other things:

●	To select, retain, terminate, and set the compensation of an independent registered public accounting firm to act as the Company’s independent auditors;

●	To select, retain, compensate, oversee, and terminate, if necessary, any other registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company;

●	To pre-approve all audit and permitted non-audit and tax services that may be provided by the Company’s independent auditors or other registered public accounting firms and establish policies and procedures for the Committee’s pre-approval of permitted services by the Company’s independent auditors or other registered public accounting firms on an on-going basis;

●

At least annually, to obtain and review a report by the Company’s independent auditors that describes (1) the accounting firm’s internal quality control procedures, (2) any issues raised by the most recent internal quality control review, peer review, or Public Company Accounting Oversight Board review or inspection of the firm or by any other inquiry or investigation by governmental or professional authorities in the past five years regarding one or more audits carried out by the firm and any steps taken to deal with any such issues, and (3) all relationships between the firm and the Company or any of its subsidiaries; and to discuss with the independent auditors this report and any relationships or services that may impact the objectivity and independence of the auditors;

●	To assure the regular rotation of the lead audit partner at the Company’s independent auditors and consider regular rotation of the accounting firm serving as the Company’s independent auditors;

●	To review and discuss with the Company’s independent auditors the auditors’ responsibilities under generally accepted auditing standards and the responsibilities of management in the audit process, including the overall audit strategy, the scope and timing of the annual audit, any significant risks identified during the auditors’ risk assessment procedures and, when completed, the results, including significant findings, of the annual audit;

●

To review and discuss with the Company’s independent auditors (1) all critical accounting policies and practices to be used in the audit, (2) all alternative treatments of financial information within GAAP that have been discussed with management, the ramifications of the use of such alternative treatments and the treatment preferred by the auditors, and (3) other material written communications between the auditors and management;

●	To review with management and the Company’s independent auditors: any major issues regarding accounting principles and financial statement presentation;

●

To review with management, the internal audit department and the Company’s independent auditors the adequacy and effectiveness of the Company’s financial reporting processes, internal control over financial reporting and disclosure controls and procedures, and any fraud involving management or other employees with a significant role in such processes, controls, and procedures;

●

To recommend to the board that the audited financial statements and the Management’s Discussion and Analysis of Financial Condition and Results of Operations section be included in the Company’s Form 20-F and produce the audit committee report required to be included in the Company’s proxy statement;

●	To review and approve the functions of the Company’s Internal Accounting Department;
●

To establish and oversee procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by Company employees of concerns regarding questionable accounting or auditing matters; and

●

To review, approve, and oversee any transaction between the Company and any related person and any other potential conflict of interest situations on an ongoing basis, in accordance with Company policies and procedures, and to develop policies and procedures for the Committee’s approval of related party transactions.

Compensation Committee

Because we are a “foreign private issuer” within the meaning of the corporate governance standards of Nasdaq, we are not required to, and do not currently expect to, have a compensation committee. If and when we are no longer a “foreign private issuer,” we will be required to establish a compensation committee. We anticipate that such a compensation committee would consist of three directors who will be “independent” under the rules of the SEC, subject to the permitted “phase-in” period pursuant to the rules of Nasdaq. Upon formation of a compensation committee, we would expect to adopt a compensation committee charter defining the committee’s primary duties in a manner consistent with the rules of the SEC and Nasdaq standards.

This compensation committee would:

●	review and determine the compensation arrangements for management;

●	Establish and review general compensation policies with the objective to attract and retain superior talent, to reward individual performance, and to achieve our financial goals;

●	administer our incentive compensation and benefit plans and purchase plans;

●	oversee the evaluation of the board of directors and management; and

●	review the independence of any compensation advisers.

Upon formation of a compensation committee, we would expect to adopt a compensation committee charter defining the committee’s primary duties in a manner consistent with the rules of the SEC and Nasdaq standards.

Nominating and Corporate Governance Committee

Because we are a “foreign private issuer” within the meaning of the corporate governance standards of Nasdaq, we are not required to, and do not currently expect to, have a nominating and corporate governance committee. If and when we are no longer a “foreign private issuer,” we will be required to establish a nominating and corporate governance committee. We anticipate that such a nominating and corporate governance committee would consist of three directors who will be “independent” under the rules of the SEC, subject to the permitted “phase-in” period pursuant to the rules of Nasdaq. Upon formation of a nominating and corporate governance committee, we would expect to adopt a nominating and corporate governance committee charter defining the committee’s primary duties in a manner consistent with the rules of the SEC and Nasdaq standards.

A shareholder may nominate one or more persons for election as a director at an annual meeting of shareholders if the shareholder complies with the notice and information provisions contained in our bylaws. Such notice must be in writing to our Company not less than 90 days and not more than 120 days prior to the anniversary date of the preceding year’s annual meeting of shareholders or as otherwise required by requirements of the Exchange Act. In addition, shareholders furnishing such notice must be a holder of record on both (i) the date of delivering such notice and (ii) the record date for the determination of shareholders entitled to vote at such meeting.

D. Employees

See “Item 4. Information on the Company—B. Business Overview—Employees.”

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our Ordinary Shares as of the date of this annual report for:

●	each of our directors and executive officers; and

●	each person known to us to own beneficially more than 5% of our Ordinary Shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person is based on 14,425,936 Ordinary Shares outstanding as of the date of this annual report.

Information with respect to beneficial ownership has been furnished by each director, officer, or beneficial owner of 5% or more of our Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants, or convertible securities, including Preferred Shares, held by each such person that are exercisable or convertible within 60 days of the date of this annual report are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
	Number	Percent
Directors and Executive Officers(1):
Kazusa Aranami	750,000	5.2%
Yuhi Mimura	75,000	0.5%
Minoru Muranaga	50,000	0.3%
Akira Sugimoto	—	—
Toshiyuki Sugiyama	—	—
All directors and executive officers as a group (five individuals):	875,000	6.1%
5% Shareholders:
CyberStep(2)	4,500,000	31.2%
Lode Runner, Inc.(3)	1,400,000	9.7%
White Lion Capital, LLC(4)	1,435,000	9.9%

Notes:

(1)	Unless otherwise indicated, the business address of each of the individuals is Toyo Recording 1F, 4-5-19 Akasaka, Minato-ku, Tokyo 107-0052, Japan.

(2)	Based on a Schedule 13G filed by CyberStep on November 14, 2024, the number of Ordinary Shares beneficially owned represents 4,500,000 Ordinary Shares held by CyberStep, a widely held public company with securities listed on the Tokyo Stock Exchange. Based on the most recent annual securities report filed by CyberStep, no shareholder beneficially owns more than 10% of its outstanding common stock. As a result, voting and investment discretion with regard to these Ordinary Shares is ultimately controlled by the five-member board of directors of CyberStep, which presently consists of Rui Sato, Junichi Ogata, Kousuke Inoue, Kunio Suzuki, and Jiro Saito. The address for CyberStep is Asahi Seimei Daitabashi Building 4F, 1-22-19 Izumi, Suginami-ku, 168-0063, Tokyo, Japan.

(3)	Based on a Schedule 13G filed by Lode Runner, Inc. on November 14, 2024, the number of Ordinary Shares beneficially owned represents 1,400,000 Ordinary Shares held by Lode Runner, Inc., a Japanese company 100% owned by Rui Sato. The address for Lode Runner, Inc. is 2-10-5 Jingumae, Shibuya-ku, 150-0001, Tokyo, Japan.

(4)	Based on a Schedule 13G filed by White Lion on December 2, 2024, the number of Ordinary Shares beneficially owned represents (i) the direct ownership of 426,136 Ordinary Shares and (ii) the deemed ownership of 1,017,000 additional Ordinary Shares that White Lion has the right to acquire within 60 days of the date of the Schedule 13G. The business address of White Lion is 17631 Ventura Blvd., Suite 1008, Encino, CA 91316. White Lion’s principal business is that of a private investor. Dmitriy Slobodskiy Jr., Yash Thukral, Sam Yaffa, and Nathan Yee are the managing principals of White Lion. Therefore, each of Messrs Slobodskiy, Thukral, Yaffa, and Yee may be deemed to have sole voting control and investment discretion over securities beneficially owned directly by White Lion and, indirectly, by White Lion.

None of our shareholders has informed us that it is affiliated with a registered broker-dealer or is in the business of underwriting securities. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of the Company.

As of the date of this annual report, approximately 81.91% of our issued and outstanding Ordinary Shares are held in the United States by one record holder (Cede and Company, as nominee for beneficial shareholders).

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Employment Agreements and Indemnification Agreements.”

Material Transactions with Related Parties

During the fiscal year ended September 30, 2024 and as of the date of this annual report, we have engaged in the following related party transactions. The relationship and the nature of related party transactions are summarized follows (in thousands):

Name of Related Party	Nature of Relationship at September 30, 2024
CyberStep	A principal shareholder of the Company
Lode Runner Inc.	A principal shareholder of the Company/A company controlled by a director of CyberStep
Laughact, Inc.	An affiliate of the Company prior to the acquisition on December 2021
Kazusa Aranami	Director of the Company
Neko-neko Company	An affiliate of the Company

The Company had the following related party balances as of September 30, 2024 and 2023:

		Yen in thousands
		As of September 30,
		2024 ($)	2024 (¥)	2023 ($)	2023 (¥)
Accounts Receivable
CyberStep, Inc.	Sound production and talent management service to related party	$-	¥-	$22	¥3,214
Neko-neko Company	Internet service to related party	3.87	555	-	-
Short-term loan receivable
CyberStep, Inc.	Short-term loan and interest income to related party	1,398.69	200,362	-	-
Accounts Payable
CyberStep, Inc.	Outsourcing services provided by related party	6.79	973	-	-
Kazusa Aranami	Outsourcing services provided by related party	7.46	1,068	0	49

The Company had the following related party transactions for the fiscal years ended September 2024, 2023 and 2022:

		Yen in thousands
		For the fiscal years ended September 30,
		2024 ($)	2024 (¥)	2023 ($)	2023 (¥)	2022 ($)	2022 (¥)
Revenue
CyberStep, Inc.	Sound production and talent management income and Internet income	$35	¥5,017	$103	¥14,776	$46	¥6,649
Laughact, Inc.	Internet (VTuber) income	-	-	-	-	7	1,011
Lode Runner Inc.	Audio production and talent management income	-	-	-	-	70	10,000
Outsourcing Expenses
CyberStep, Inc.	Outsourcing services provided by related party	108	15,538	28	4,033	83	11,916
Kazusa Aranami	Outsourcing services provided by related party	21	3,075	14	1,959	-	-
Selling, General and Administrative Expenses
CyberStep, Inc.	Commission fee to related party	0	59	6	850	-	-
Other Income
CyberStep, Inc.	Intrest income from related party	3	362	0	-	0	-
Kazusa Aranami	Residence rent coverage from related party	1	78	0	-	0	-
Interest expenses
CyberStep, Inc.	Interest expenses to related party	2	281	11	1,633	0	-

C. Interests of Experts and Counsel

Not applicable.

Item 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report. See “Item 18. Financial Statements.”

Legal Proceedings

See “Item 4. Information on the Company—B. Business Overview—Legal Proceedings.”

Dividend Policy

Since our inception, we have not declared or paid cash dividends on our Ordinary Shares. Any decision to pay dividends in the future will be subject to a number of factors, including our financial condition, results of operations, the level of our retained earnings, capital demands, general business conditions, and other factors our board of directors may deem relevant. We currently intend to retain most, if not all, of our available funds and any future earnings to fund the operation, development, and growth of our business, and, as a result, we do not expect to pay any dividends in the foreseeable future. Consequently, we cannot give any assurance that any dividends may be declared and paid in the future.

Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts due in the ordinary course of business.

If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our subsidiary, BloomZ Japan. Under the Japanese Companies Act (Act No. 86 of 2005, as amended), dividends must be paid from retained earnings and no dividend shall be paid out if the payment would cause the company to be insolvent (more precisely, if the amount of net assets after dividends falls below a certain amount as stipulated by the Companies Act). As a result, in the event that BloomZ Japan incurs debt on its own behalf in the future, its ability to pay dividends or other distributions to us may be limited.

Cash dividends, if any, on our Ordinary Shares will be paid in U.S. dollars.

B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9. THE OFFER AND LISTING

A. Offer and Listing Details.

Our Ordinary Shares have been listed on the Nasdaq Capital Market since July 23, 2024 under the symbol “BLMZ.”

B. Plan of Distribution

Not applicable.

C. Markets

Our Ordinary Shares have been listed on the Nasdaq Capital Market since July 23, 2024 under the symbol “BLMZ.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We are an exempted company incorporated under the laws of the Cayman Islands and our affairs are governed by our amended and restated memorandum and articles of association, as amended and restated from time to time, and Companies Act (As Revised) of the Cayman Islands, which we refer to as the Companies Act below, and the common law of the Cayman Islands.

We incorporate by reference into this annual report the description of our amended and restated memorandum and articles, Exhibit 3.1, and the description of differences in corporate laws contained in our registration statement on Form F-1 (File No. 333-275223), as amended, initially filed with the SEC on October 31, 2023, and to the description of our securities filed as Exhibit 2.3 to this annual report.

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.

D. Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Foreign Exchange Control.”

E. Taxation

Japanese Taxation

The following is a general summary of the principal Japanese tax consequences (limited to national tax) to owners of our Ordinary Shares, who are non-resident individuals of Japan or who are non-Japanese corporations without a permanent establishment in Japan, collectively referred to in this section as non-resident holders. The statements below regarding Japanese tax laws are based on the laws and treaties in force and as interpreted by the Japanese tax authorities as of the date of this annual report, and are subject to changes in applicable Japanese laws, tax treaties, conventions, or agreements, or in the interpretation of them, occurring after that date. This summary is not exhaustive of all possible tax considerations that may apply to a particular investor, and potential investors are advised to satisfy themselves as to the overall tax consequences of the acquisition, ownership, and disposition of our Ordinary Shares, including, specifically, the tax consequences under Japanese law, under the laws of the jurisdiction of which they are resident and under any tax treaty, convention, or agreement between Japan and their country of residence, by consulting their own tax advisors.

We are a holding company incorporated as an exempted company in the Cayman Islands. If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our subsidiary, BloomZ Japan.

Generally, owners of ordinary shares of a Japanese corporation who are non-resident individuals of Japan or who are non-Japanese corporations without a permanent establishment in Japan, collectively referred to in this section as non-resident holders, will be subject to Japanese income tax collected by way of withholding on dividends (meaning in this section, distributions made from BloomZ Japan’s retained earnings for the Companies Act purposes) the Japanese corporation pays with respect to its ordinary shares and such tax will be withheld prior to payment of dividends. Share splits generally are not subject to Japanese income or corporation taxes.

In the absence of any applicable tax treaty, convention, or agreement reducing the maximum rate of Japanese withholding tax or allowing exemption from Japanese withholding tax, the rate of the Japanese withholding tax applicable to dividends paid by Japanese corporations on their ordinary shares to non-resident holders is generally 20.42% (or 20% for dividends due and payable on or after January 1, 2038) under Japanese tax law. However, with respect to dividends paid on listed shares issued by a Japanese corporation to non-resident holders, other than any individual shareholder who holds 3% or more of the total number of shares issued by the relevant Japanese corporation (to whom the aforementioned withholding tax rate will still apply), the aforementioned withholding tax rate is reduced to (i) 15.315% for dividends due and payable up to and including December 31, 2037 and (ii) 15% for dividends due and payable on or after January 1, 2038. The withholding tax rates described above include the special reconstruction surtax (2.1% multiplied by the original applicable withholding tax rate, i.e., 15% or 20%, as the case may be), which is imposed during the period from and including January 1, 2013 to and including December 31, 2037, to fund the reconstruction from the Great East Japan Earthquake.

Japan has income tax treaties whereby the withholding tax rate (including the special reconstruction surtax) may be reduced, generally to 15%, for portfolio investors, with, among others, Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, New Zealand, Norway, and Singapore, while the income tax treaties with, among others, Australia, Belgium, France, Hong Kong, the Netherlands, Portugal, Sweden, Switzerland, the United Arab Emirates, the United Kingdom, and the United States generally reduce the withholding tax rate to 10% for portfolio investors and the income tax treaties with, among others, Spain, generally reduce the withholding tax rate to 5% for portfolio investors. In addition, under the income tax treaty between Japan and the United States, dividends paid to pension funds which are qualified U.S. residents eligible to enjoy treaty benefits are exempt from Japanese income taxation by way of withholding or otherwise unless the dividends are derived from the carrying on of a business, directly or indirectly, by the pension funds. Similar treatment is applicable to dividends paid to pension funds under the income tax treaties between Japan and, among others, Belgium, Denmark, Spain, the United Kingdom, the Netherlands, and Switzerland. Under Japanese tax law, any reduced maximum rate applicable under a tax treaty shall be available when such maximum rate is below the rate otherwise applicable under the Japanese tax law referred to in the second preceding paragraph with respect to the dividends to be paid by a Japanese corporation on its ordinary shares.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains, or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on the issue of shares by, or any transfers of shares of, Cayman Islands companies (except those which hold interests in land in the Cayman Islands). There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Ordinary Shares, as the case may be, nor will gains derived from the disposal of our Ordinary Shares be subject to Cayman Islands income or corporation tax.

United States Federal Income Taxation

The following does not address the tax consequences to any particular investor or to persons in special tax situations, such as:

●	banks;

●	financial institutions;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	persons that elect to mark their securities to market;

●	U.S. expatriates or former long-term residents of the U.S.;

●	governments or agencies or instrumentalities thereof;

●	tax-exempt entities;

●	persons liable for alternative minimum tax;

●	persons holding our Ordinary Shares as part of a straddle, hedging, conversion, or integrated transaction;

●	persons that actually or constructively own 10% or more of our voting power or value (including by reason of owning our Ordinary Shares);

●	persons who acquired our Ordinary Shares pursuant to the exercise of any employee share option or otherwise as compensation;

●	persons holding our Ordinary Shares through partnerships or other pass-through entities;

●	beneficiaries of a Trust holding our Ordinary Shares; or

●	persons holding our Ordinary Shares through a trust.

The discussion set forth below is addressed only to U.S. Holders that purchase our Ordinary Shares. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Ordinary Shares.

Material Tax Consequences Applicable to U.S. Holders of Our Ordinary Shares

The following sets forth the material U.S. federal income tax consequences related to the ownership and disposition of our Ordinary Shares. It is directed to U.S. Holders (as defined below) of our Ordinary Shares and is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This description does not deal with all possible tax consequences relating to ownership and disposition of our Ordinary Shares or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under non-U.S. tax laws, state, local and other tax laws.

The following brief description applies only to U.S. Holders that hold Ordinary Shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the federal income tax laws of the United States in effect as of the date of this annual report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of Ordinary Shares and you are, for U.S. federal income tax purposes,

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entities treated as a partnership for United States federal income tax purposes) is a beneficial owner of our Ordinary Shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our Ordinary Shares are urged to consult their tax advisors regarding an investment in our Ordinary Shares.

Taxation of Dividends and Other Distributions on our Ordinary Shares

Subject to the PFIC rules discussed below, the gross amount of distributions made by us to you with respect to the Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the United States and the Cayman Islands, clause (1) above can be satisfied only if the Ordinary Shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on certain exchanges, which presently include the NYSE and the Nasdaq Stock Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Ordinary Shares, including the effects of any change in law after the date of this annual report.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Ordinary Shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Ordinary Shares

Subject to the PFIC rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Ordinary Shares for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits.

PFIC

A non-U.S. corporation is considered a PFIC, as defined in Section 1297(a) of the US Internal Revenue Code, for any taxable year if either:

●	at least 75% of its gross income for such taxable year is passive income; or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business), and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, the value of our assets must be determined based on the market value of our Ordinary Shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets on any particular quarterly testing date for purposes of the asset test.

Based on our operations and the composition of our assets we do not expect to be treated as a PFIC under the current PFIC rules. We must make a separate determination each year as to whether we are a PFIC, however, and there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. Depending on the amount of assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Ordinary Shares, our PFIC status will depend in large part on the market price of our Ordinary Shares. Accordingly, fluctuations in the market price of the Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend our liquid assets. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Ordinary Shares from time to time) that may not be within our control. If we are a PFIC for any year during which you hold Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Ordinary Shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, however, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Ordinary Shares.

If we are a PFIC for your taxable year(s) during which you hold Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the Ordinary Shares;

●	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Ordinary Shares cannot be treated as capital, even if you hold the Ordinary Shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the US Internal Revenue Code for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Ordinary Shares as of the close of such taxable year over your adjusted basis in such Ordinary Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Ordinary Shares over their fair market value as of the close of the taxable year. Such ordinary loss, however, is allowable only to the extent of any net mark-to-market gains on the Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Ordinary Shares. Your basis in the Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “—Taxation of Dividends and Other Distributions on our Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the Nasdaq Capital Market. If the Ordinary Shares are regularly traded on the Nasdaq Capital Market and if you are a holder of Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election under Section 1295(b) of the US Internal Revenue Code with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. The qualified electing fund election, however, is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Ordinary Shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such Ordinary Shares, including regarding distributions received on the Ordinary Shares and any gain realized on the disposition of the Ordinary Shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Ordinary Shares, then such Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Ordinary Shares for tax purposes.

IRC Section 1014(a) provides for a step-up in basis to the fair market value for our Ordinary Shares when inherited from a decedent that was previously a holder of our Ordinary Shares. However, if we are determined to be a PFIC and a decedent that was a U.S. Holder did not make either a timely qualified electing fund election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our Ordinary Shares, or a mark-to-market election and ownership of those Ordinary Shares are inherited, a special provision in IRC Section 1291(e) provides that the new U.S. Holder’s basis should be reduced by an amount equal to the Section 1014 basis minus the decedent’s adjusted basis just before death. As such if we are determined to be a PFIC at any time prior to a decedent’s passing, the PFIC rules will cause any new U.S. Holder that inherits our Ordinary Shares from a U.S. Holder to not get a step-up in basis under Section 1014 and instead will receive a carryover basis in those Ordinary Shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Ordinary Shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our Ordinary Shares and proceeds from the sale, exchange or redemption of our Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding under Section 3406 of the US Internal Revenue Code with at a current flat rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. Transactions effected through certain brokers or other intermediaries, however, may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our Ordinary Shares, subject to certain exceptions (including an exception for Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Ordinary Shares. Failure to report such information could result in substantial penalties. You should consult your own tax advisor regarding your obligation to file a Form 8938.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing, among other things, the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

I. Subsidiary Information

For a listing of our subsidiaries, see “Item 4. Information on the Company—A. History and Development of the Company.”

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Currency Risk

We transact our operating activities in Japanese yen. Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities, and net investments in foreign operations. We acknowledge the recent deterioration and volatility of the Japanese yen relative to U.S. dollars, but believe we are relatively insulated from foreign exchange risk, as primarily all of our economical transactions are conducted within Japan and using Japanese yen.

Market Risk

We derive revenue primarily from animation content and other visual and entertainment mediums which feature animation or digital content. We believe the end-market demands for such content will continue to increase in the foreseeable future and believe that products such as merchandises and film adaptations that serve this demand will continue to be in demand.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

Part II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of September 30, 2024.

Based on that evaluation, our management has concluded that, due to the material weaknesses described below, as of September 30, 2024, our disclosure controls and procedures were not effective. Our conclusion is based on (i) the fact that we do not have sufficient in-house personnel in our accounting department with sufficient knowledge of the U.S. GAAP and SEC reporting rules and (ii) certain audit adjustments proposed by the auditor and recorded by the Company into the financial statements. Our management is currently in the process of evaluating the steps necessary to remediate the ineffectiveness, such as (i) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework, (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel, and (iii) engaging an external consulting firm to assist us with assessment of Sarbanes-Oxley compliance requirements and improvement of overall internal control.

Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to rules of the SEC where domestic and foreign registrants that are non-accelerated filers, which we are, and “emerging growth companies,” which we also are, are not required to provide the auditor attestation report.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [RESERVED]

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Mr. Akira Sugimoto qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F. Mr. Akira Sugimoto satisfies the “independence” requirements of Section 5605(a)(2) of the NASDAQ Listing Rules as well as the independence requirements of Rule 10A-3 under the Exchange Act.

Item 16B. CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics, which is applicable to all of our directors, officers, and employees. Our code of business conduct and ethics is publicly available on our website.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered and billed by TAAD LLP, and Assentsure PAC, our independent registered public accounting firms for the periods indicated.

TAAD LLP

	For the Fiscal Years Ended September 30,
	2024	2023	2022
Audit fees(1)	$68,679	$177,439	$254,258
Audit-Related fees	36,597	-	-
Tax fees	-	-	-
All other fees(2)	-	-	-
Total	$105,276	$177,439	$254,258

Assentsure PAC

	For the Fiscal Years Ended September 30,
	2024	2023	2022
Audit fees(1)	$176,250	$-	$-
Audit-Related fees	-	-	-
Tax fees	-	-	-
All other fees(2)	-	-	-
Total	$176,250	$-	$-

(1)	Audit fees include the aggregate fees billed for each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements or for the audits of our financial statements and review of the interim financial statements in connection with our initial public offering in 2024.

(2)	All other fees include the aggregate fees billed in each of the fiscal years for products and services provided by our independent registered public accounting firm, other than the services reported under audit fees, audit-related fees, and tax fees.

The audit committee of our board of directors has established its pre-approval policies and procedures, pursuant to which the audit committee approved the foregoing audit, tax, and non-audit services provided by TAAD LLP, and Assentsure PAC in the fiscal years as described above. Consistent with our audit committee’s responsibility for engaging our independent auditors, all audit and permitted non-audit services require pre-approval by the audit committee. The full audit committee approves proposed services and fee estimates for these services. One or more independent directors serving on the audit committee may be delegated by the full audit committee to pre-approve any audit and non-audit services. Any such delegation shall be presented to the full audit committee at its next scheduled meeting. Pursuant to these procedures, the audit committee approved the foregoing audit services provided by TAAD LLP and Assentsure PAC.

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

There has been no change in independent accountants for our Company during the two most recent fiscal years or any subsequent interim period except as previously reported in our Forms 6-K filed with the SEC on October 25, 2024. There have been no disagreements of the type required to be disclosed by Item 16F(b).

Item 16G. CORPORATE GOVERNANCE

As a Cayman Islands company listed on Nasdaq, we are subject to the Nasdaq corporate governance listing standards. However, the Nasdaq Stock Market listing rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Other than as described in this section, our corporate governance practices do not differ from those followed by domestic companies listed on the Nasdaq Capital Market. Nasdaq Stock Market listing rule 5635 generally provides that shareholder approval is required for U.S. domestic companies listed on the Nasdaq Capital Market prior to issuance (or potential issuance) of securities (i) issuances in connection with the acquisition of the stock or assets of another company if upon issuance the issued shares will equal to 20% or more of the number of shares or voting power outstanding prior to the issuance, or if certain specified persons have a 5% or greater interest in the assets or company to be acquired (Rule 5635(a)); (ii) issuances or potential issuances that will result in a change of control (Rule 5635(b)); (iii) issuances in connection with equity compensation arrangements (Rule 5635(c)); and (iv) 20% or greater issuances in transactions other than public offerings, as defined in the Nasdaq rules (Rule 5635(d)). Notwithstanding this general requirement, Nasdaq Stock Market listing rule 5615(a)(3)(A) permits foreign private issuers to follow their home country practice rather than these shareholder approval requirements. The Cayman Islands do not require shareholder approval prior to any of the foregoing types of issuances. Our Company, therefore, is not required to obtain such shareholder approval prior to entering into a transaction with the potential to issue securities as described above. Our board of directors has elected to follow our home country rules as to such issuances and will not be required to seek shareholder approval prior to entering into such a transaction

Item 16H. MINE SAFETY DISCLOSURE

Not applicable.

Item 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

Item 16J. INSIDER TRADING POLICIES

Our board of directors has adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules, and regulations, and any listing standards applicable to us.

Item 16K. CYBERSECURITY

We continuously assess, identify, and manage cybersecurity risks as part of our overall risk management framework. We have engaged external experts as needed to incorporate the latest insights and strengthen our security measures. Additionally, we have taken appropriate steps to manage risks associated with third-party service providers. While no significant impact on our business has been identified as of the date of this annual report, we remain committed to ongoing monitoring and enhancing our cybersecurity practices to ensure safe operations.

Part III

Item 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of BloomZ Inc., and its operating entities are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1	Amended and Restated Memorandum of Association (incorporated by reference to Exhibit 3.1 of our Registration Statement on Form F-1 (File No. 333-275223), as amended, filed with the Securities and Exchange Commission on December 27, 2023)
2.1	Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 (File No. 333-275223), filed with the Securities and Exchange Commission on October 31, 2023)
2.2	Form of Representative’s Warrants (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-265635), as amended, initially filed with the Securities and Exchange Commission on June 15, 2022)
2.3*	Description of Securities
4.1	Form of Employment Agreement by and between executive officers and the Registrant (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-275223), as amended, initially filed with the Securities and Exchange Commission on October 31, 2023)
4.2	Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-275223), as amended, initially filed with the Securities and Exchange Commission on October 31, 2023)
4.3	Form of Director Offer Letter between the Registrant and its directors (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-275223), as amended, initially filed with the Securities and Exchange Commission on October 31, 2023)
4.4	English Translation of Form of Service Agreement (incorporated by reference to Exhibit 10.5 of our Registration Statement on Form F-1 (File No. 333-275223) initially filed with the Securities and Exchange Commission on October 31, 2023)
4.5	English Translation of the Loan Agreement by and between the Registrant and CyberStep dated August 29, 2024 (incorporated by reference to Exhibit 10.1 of our Form 6-K (File No. 001-42186) filed with the Securities and Exchange Commission on September 5, 2024)
4.6	Ordinary Share Purchase Agreement, dated as of October 1, 2024, by and between the Registrant and White Lion Capital, LLC (incorporated by reference to Exhibit 99.1 of our Form 6-K (File No. 001-42186) filed with the Securities and Exchange Commission on October 4, 2024)
4.7	Registration Rights Agreement, dated as of October 1, 2024, by and between the Registrant and White Lion Capital, LLC (incorporated by reference to Exhibit 99.2 of our Form 6-K (File No. 001-42186) filed with the Securities and Exchange Commission on October 4, 2024)
8.1*	List of subsidiaries of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-265635), as amended, initially filed with the Securities and Exchange Commission on June 15, 2022)
11.2*	Insider Trading Compliance Manual of the Registrant
12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1*	Compensation Recovery Policy of the Registrant
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BloomZ Inc.

	By:	/s/ Kazusa Aranami
Kazusa Aranami
Chief Executive Officer, Director, and
Chairman of the Board of Directors (Principal Executive Officer)

Date: February 14, 2025

BLOOMZ INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the board of directors of BloomZ Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of BloomZ Inc. and its subsidiary (the “Company”) as of September 30, 2024, the related consolidated statements of operations, stockholders’ equity (deficit) and cash flows for the year ended September 30, 2024, and the related notes (collectively referred to as the “Financial Statements”). In our opinion, the financial statements present fairly, in all material respects, the consolidated balance sheet of the Company as of September 30, 2024, and the consolidated statements of operations, stockholders’ equity (deficit) and cash flows for the year ended September 30, 2024, in conformity with accounting principles generally accepted in the United States.

Explanatory Paragraph - Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (the “PCAOB”) and are required to be independent with respect to the Company in accordance with the United States federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Assentsure PAC

We have served as the Company’s auditor since 2024.

Singapore

February 14, 2025

PCAOB ID number: 6783

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Shareholders of BloomZ Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of BloomZ Inc. and its subsidiary (the Company) as of September 30, 2023, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for years ended September 30, 2023 and 2022, and the related notes (collectively referred to as the financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial positions of the Company as of September 30, 2023, and the results of its operations and its cash flows for the years ended September 30, 2023 and 2022, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company’s Ability to Continues as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ TAAD LLP

We have served as the Company’s auditor from 2023 through October 2024.

Diamond Bar, California

March 19, 2024, except for note 14 as to which date is June 14, 2024

BLOOMZ INC.
CONSOLIDATED BALANCE SHEETS
As of September 30, 2024 and 2023
(Yen in thousands, except share data)

	At September 30,
	2024	2023
ASSETS
Current assets:
Cash and cash equivalents	¥148,639	¥59,955
Accounts receivable	7,292	14,487
Other receivable	7,209	9,573
Related party receivables	555	3,214
Short-term loan receivable - Related party	200,362	-
Prepaid expenses	61,508	478
Income tax receivable	637	2,338
Deferred costs	176,264	27,628
Deferred offering costs	-	171,893
Other current assets	10,103	1,089
Total Current Assets	612,569	290,655
Non-current assets:
Right-of-Use assets	10,465	2,774
Property and equipment, net	361	559
Intangible assets, net	105,278	20,185
Other assets	330	146
Total Assets	¥729,003	¥314,319

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	¥79,096	¥28,396
Other payable	5,843	6,640
Related party payables	2,041	49
Deferred revenue	119,335	33,839
Current portion of lease liabilities	5,414	2,774
Current portion of long-term debt	6,240	2,040
Total Current Liabilities	217,969	73,738
Non-current liabilities:
Long-term debt	23,400	11,730
Lease liabilities	4,375	-
Total liabilities	245,744	85,468
SHAREHOLDERS’ EQUITY:
Share capital	¥-	¥-
Ordinary shares, $0.00000002 par value – 2,500,000,000,000 shares authorized and 13,429,800 shares and 11,185,000 shares issued and outstanding as of September 30, 2024 and 2023, respectively*
Additional paid-in capital	720,771	245,340
Accumulated deficit	(237,512)	(16,489)
Total shareholders’ equity	483,259	228,851
Total Liabilities & Equity	¥729,003	¥314,319

*	The number of shares presented above is adjusted retrospectively to reflect the reorganization described in Note 1 of the accompanying notes and the 1-for-5,000 sub-division effected on December 11, 2023.

The accompanying notes are an integral part of the consolidated financial statements.

BLOOMZ INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Fiscal Years Ended September 30, 2024, 2023, and 2022
(Yen in thousands, except share and per share data)

	Fiscal Years Ended September 30,
	2024	2023	2022
Revenue:
Revenue	¥206,213	¥111,555	¥126,896
Revenue - Investment distribution	8,798	1,982	847
Revenue - Related party	5,017	14,776	17,660
Total Revenue	220,028	128,313	145,403
Costs and Expenses:
Cost of revenue	135,266	77,317	95,702
Cost of revenue - Related party	18,613	5,991	11,916
Selling, General and Administrative Expenses	238,412	50,776	27,808
Selling, General, and Administrative Expenses - related party	59	850	-
Depreciation and amortization	13,580	8,264	3,156
Total Costs and Expenses	405,930	143,198	138,582
Operating (Loss)/Income	(185,902)	(14,885)	6,821
Interest income - related party	362	-
Other income	51	814	8
Other income - related party	78	-	-
Interest expenses	(212)	(90)	(78)
Interest expenses - related party	(281)	(1,633)	-
Miscellaneous expenses	(35,119)	(2)	-
(Loss)/Income before income taxes	(221,023)	(15,796)	6,751
Income tax expense	-	-	6,510
Net (Loss)/Income	¥(221,023)	¥(15,796)	¥241
Net (loss)/income per share attributable to common stockholders, basic and diluted	¥(19.19)	¥(1.87)	¥0.05
Weighted-average shares outstanding used to compute net (loss)/income per share, basic and diluted*	11,515,090	8,456,250	4,500,000

*	The number of shares presented above is adjusted retrospectively to reflect the reorganization described in Note 1 of the accompanying notes and the 1-for-5,000 sub-division effected on December 11, 2023.

The accompanying notes are an integral part of the consolidated financial statements.

BLOOMZ INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY/(DEFICIT)
For the Fiscal Years Ended September 30, 2024, 2023, and 2022
(Yen in thousands, except share data)

	Stock Class		Additional		Total
	Ordinary Shares		Paid-In	Accumulated	Stockholders’
	Shares*	Amount	Capital	Deficit	Equity
Balance, September 30, 2021	4,500,000	¥—	¥11,740	¥(934)	¥10,806
Net income	—	—	—	241	241
Balance, September 30, 2022	4,500,000	—	11,740	(693)	11,047
Shares issued for cash	6,685,000	—	233,600	—	233,600
Net loss	—	—	—	(15,796)	(15,796)
Balance, September 30, 2023	11,185,000	—	245,340	(16,489)	228,851
Issuance of shares upon initial public offering, net off offering costs	1,250,000	—	639,667	—	639,667
Issuance of shares in connection with consulting agreement	994,800	—	(164,236)	—	(164,236)
Net loss	—	—	—	(221,023)	(221,023)
Balance, September 30, 2024	13,429,800	¥—	¥720,771	¥(237,512)	¥483,259

*	The number of shares presented above is adjusted retrospectively to reflect the reorganization described in Note 1 of the accompanying notes and the 1-for-5,000 sub-division effected on December 11, 2023.

The accompanying notes are an integral part of the consolidated financial statements.

BLOOMZ INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Fiscal Years Ended September 30, 2024, 2023, and 2022
(Yen in thousands)

	Fiscal Years Ended September 30,
	2024	2023	2022
Cash flows from operating activities:
Net (loss)/profit	¥(221,023)	¥(15,796)	¥241
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	13,580	8,264	3,122
Foreign currency translation losses	34,649	-
Changes in operating assets and liabilities:
Accounts receivable	12,217	(13,326)	7,215
Short-term loan Receivable	(200,362)	-	-
Prepaid expenses and other current assets	(68,673)	(3,716)	3,372
Deferred costs	(148,636)	(19,757)	15,723
Other Assets	(182)	-	(148)
Accounts payable	51,894	(24,993)	21,119
Other current liabilities	85,496	27,499	2,175
Net cash (used in)/provided by operating activities	(441,040)	(41,825)	52,819
Cash flows from investing activities:
Purchase of property, plant and equipment	-	(319)	(366)
Purchase of intangible assets	(95,250)	(19,828)	(6,068)
Net cash used in investing activities	(95,250)	(20,147)	(6,434)
Cash flows from financing activities
Proceed from issuance of shares	715,446	233,600	-
Payment of deferred offering costs	(68,122)	(171,893)	-
Proceed from long-term debt	17,930	-	-
Repayments of long-term debt	(2,060)	(2,040)	(2,040)
Repayment under lease liabilities	(3,571)	(3,220)	(200)
Net cash provided by/(used in) financing activities	659,623	56,447	(2,240)
Effect of exchange rate change on cash and cash equivalents	(34,649)	-	-
Net increase/(decrease) in cash and cash equivalents	88,684	(5,525)	44,145
Cash and cash equivalents at beginning of period	59,955	65,480	21,335
Cash and cash equivalents at end of period	¥148,639	¥59,955	¥65,480

Supplemental disclosures of cash flow information:
Cash paid for interest	¥493	¥1,723	¥78
Cash paid for income taxes	-	6,510	-
Issuance of shares in connection with consulting agreement	164,236	-	-

BLOOMZ INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Fiscal Years Ended September 30, 2024, 2023, and 2022

1. Nature of Operations

BloomZ Inc. (“the Company”) was incorporated on April 14, 2023 to act as the holding company of Kabushiki Kaisha BloomZ, which is a joint-stock corporation with limited liability organized under the laws of Japan and an operating entity in Japan (“BloomZ Japan”). BloomZ Japan is an audio producing and voice actor managing company, which aims to promote voice acting to the world stage, as an essential component of animation and an aspect of Japanese culture. Since BloomZ Japan’s inception in 2017, it has been devoting itself to providing audio production services as well as voice acting educational services to Japanese youths who wish to become professional voice actors.

At incorporation, the Company issued 5,000 ordinary shares with a par value of $0.00000002 per share (“Ordinary Shares”). On April 24, 2023, as part of its reorganization, the Company entered into a share exchange agreement with BloomZ Japan and its shareholders and acquired 1,570 shares of BloomZ Japan’s ordinary shares from its shareholders in exchange for the Company’s 7,845,000 Ordinary Shares. After the share exchange, BloomZ Japan became a wholly owned subsidiary of the Company.

The reorganization involves entities under common control. Under the guidance in ASC 805-50, for transactions between entities under common control, the assets, liabilities, and results of operations are recognized at their carrying amounts on the date of the share exchange agreement, which required retrospective combination of BloomZ Japan and BloomZ Inc. The Company’s consolidated financial statements have been prepared as if the existing corporate structure had been in existence throughout all periods presented rather than from the incorporation. This includes a retrospective presentation for all equity related disclosures, including issued shares and earnings per share. This presentation reflects the economic substance of the companies, which were under common control throughout the relevant period as a single economic enterprise although legal parent-subsidiary relationships were not established.

Initial Public Offering

In July 2024, the Company completed its initial public offering (“IPO”) of 1,250,000 Ordinary Shares at a public offering price of $4.30 per share. The net proceeds to the Company from the IPO, after deducting underwriting discounts and estimated offering expenses payable by the Company, were ¥475,431 thousand.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements are presented in Japanese yen, the currency of the country in which the Company is incorporated and primarily operates. The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Going concern

The Company had a loss of ¥221,023 thousand, a loss of ¥15,796 thousand, and a profit of ¥241 thousand for the fiscal years ended September 30, 2024, 2023, and 2022, respectively. This operating loss has resulted in an accumulated deficit of ¥237,512 thousand, ¥16,489 thousand, and ¥693 thousand as of September 30, 2024, 2023, and 2022, respectively.

The Company’s consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the liquidation of liabilities in the normal course of business. The Company’s ability to continue as a going concern is dependent upon the Company’s ability to attract and retain revenue generating customers, acquire new customer contracts, and secure additional financing.

The Company may consider obtaining additional financing in the future through the issuance of the Company’s Ordinary Shares, through other equity or debt financings, or other means. The Company, however, is dependent upon its ability to obtain new revenue generating customer contracts and secure equity and/or debt financing, and there are no assurances that the Company will be successful. The consolidated financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts, or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the reporting date, and the reported amounts of revenue and expense during the reporting period. These estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future and include, but are not limited to, useful lives of property and equipment and intangible assets, the impairment of long-lived assets and deferred costs, and valuation allowance against net deferred tax assets. Actual results could differ from those estimates.

Segment Information

The Company operates as one operating segment. The Company’s chief operating decision maker (“CODM”) is its Chief Executive Officer (“CEO”), who reviews financial information for purposes of making operating decisions, assessing financial performance, and allocating resources. The Company’s CODM evaluates financial information on a consolidated basis. As of September 30, 2024, 2023, and 2022, there was no revenue derived or long-lived assets held outside of Japan.

Concentration of Customers and Vendors

For the fiscal years ended September 30, 2024, 2023, and 2022, there were three customers, four customers, and three customers who accounted for more than 10% of the Company’s total revenue, respectively. As of September 30, 2024 and 2023, there were three customers and two customers who accounted for more than 10% of the Company’s total accounts receivable, respectively.

For the fiscal years ended September 30, 2024, 2023, and 2022, there were three suppliers, zero supplier, and one supplier who accounted for more than 10% of the Company’s total purchase, respectively. As of September 30, 2024 and 2023, there was zero supplier and one supplier who accounted for more than 10% of the Company’s total accounts payable, respectively.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an initial maturity date of three months or less to be cash equivalents.

Trade Accounts Receivable, Net

Accounts receivable primarily consist of amounts billed and currently due from customers, net of an allowance for credit losses, if recorded. When the Company has an unconditional right to payment, subject only to the passage of time, the right is treated as receivable. Fees billed in advance of the related contractual term represent contract liabilities and are presented as deferred revenue. Typical payment terms provide for customer payment within 30 days of the contract date.

Accounts receivable are subject to collection risk. The Company performs evaluations of its customers’ financial positions and generally extends credit on account, without collateral.

The estimate for the allowance for credit losses is based on the Company’s historical loss data and the aging of receivables. This estimate is adjusted for management’s assessment of current conditions, reasonable and supportable forecasts regarding future events, and any other factors deemed relevant by the Company. The Company believes that historical loss information is a reasonable starting point to calculate the expected allowance for credit losses, given that the composition of the Company’s customers has remained constant. The Company recorded ¥517 thousand and ¥17 thousand as the allowance for credit loss at September 30, 2024 and 2023, respectively. Provisions for the allowance for expected credit losses are recorded in selling, general and administrative expenses in the Consolidated Statements of Operations. The Company did not record any bad debt expenses for the fiscal years ended September 30, 2024, 2023, and 2022.

Deferred Offering Costs

The Company capitalizes certain legal, accounting and other third-party fees that are directly related to equity financing that is probably of successful completion until such financing is consummated. After the consummation of equity financing, these costs are recorded as a reduction of the proceeds received as a result of the financing. Should planned equity financing be abandoned, terminated or significantly delayed, the deferred offering costs are immediately written off to operating expenses in the Statements of Operations in the period of determination.

The Company capitalized nil and ¥171,893 thousand as deferred offering costs as of September 30, 2024 and 2023, respectively.

Property and Equipment, Net

Property and equipment are recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method, depending on the pattern of consumption of the economic benefits by asset class, over the estimated useful lives of the assets. The estimated useful lives are four years for computers and three years for furniture and fixtures. Repair and maintenance costs are expensed as incurred. The Company records depreciation expenses in selling, general, and administrative expenses on the Consolidated Statements of Operations.

Intangible assets, Net

Intangible assets with finite lives primarily consist of joint investments used to participate in future productions of anime. During the fiscal year ended September 30, 2024, the Company acquired 65% right in one project and 5% right in another project. During the fiscal year ended September 30, 2023, the Company acquired 32% right in one project and 4% right in another project. During the fiscal year ended September 30, 2022, the Company acquired 1% right in three projects. The total project value was determined based on the estimated total production costs of the projects for voice recording and animation. Intangible assets with finite lives are generally amortized using the straight-line method over their estimated useful lives, which is generally two years.

Impairment or Disposal of Long-Lived Assets

Long-lived assets used in operations are reviewed for impairment whenever events or changes in circumstances indicate that carrying amounts may not be recoverable. For long-lived assets to be held and used, the Company recognizes an impairment loss only if the carrying amount is not recoverable when compared to the Company’s undiscounted cash flows and the impairment loss is measured based on the difference between the carrying amount and fair value. Long-lived assets held for sale are reported at the lower of cost or fair value less costs to sell.

Leases

Leases are comprised of operating leases for office space. In accordance with FASB ASC Topic 842, Leases, the Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use assets (“ROU”), current portion of operating lease liabilities, and non-current operating lease liabilities in the Balance Sheets. Operating lease ROU assets and operating lease liabilities are recognized based on the present value of future minimum lease payments over the lease term at commencement date.

For leases with terms greater than 12 months, the Company records a right-of-use asset and a lease liability representing the present value of future lease payments. The discount rate used to measure the lease asset and liability is determined at the beginning of the lease term using the rate implicit in the lease, or the Company’s collateralized incremental borrowing rate. The implicit rate within the Company’s leases is generally not determinable and, therefore, the incremental borrowing rate at lease commencement is utilized to determine the present value of lease payments. The Company estimates its incremental borrowing rate based on third-party lender quotes to obtain secured debt in a like currency for a similar asset over a timeframe similar to the term of the lease. For those contracts that include fixed rental payments for both the use of the asset (“lease costs”) as well as for other occupancy or service costs relating to the asset (“non-lease costs”), the Company generally includes both the lease costs and non-lease costs in the measurement of the lease asset and liability.

The Company has elected the “package of practical expedients” and as a result is not required to reassess its prior accounting conclusions about lease identification, lease classification and initial direct costs for lease contracts that exist as of the transition date. The Company accounts for each lease and any non-lease components associated with that lease as a single lease component for all asset classes. Lease expenses for the Company’s operating leases are recognized on a straight-line basis over the lease term except for variable lease costs, which are expensed as incurred.

Foreign Currency

The Company uses Japanese yen as its reporting currency. The Company’s functional currency is Japanese yen. Monetary assets and liabilities denominated in currencies other than the functional currency are remeasured into the functional currency of the Company at the fiscal year end foreign exchange rate, and gains and losses resulting from such remeasurement are included in foreign exchange gains (losses). Foreign currency denominated income and expenses are remeasured using the average exchange rate for the period.

Revenue Recognition

The Company applies ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”) for all periods presented in the consolidated financial statements. To determine the appropriate amount of revenue to be recognized in accordance with ASC 606, the Company follows a five-step model as follows:

1 — Identification of the contract with a customer

2 — Identification of the performance obligation in the contract

3 — Determination of the transaction price

4 — Allocation of the transaction price to the performance obligation in the contract

5 — Recognition of revenue when, or as, a performance obligation is satisfied

The Company’s revenue is primarily derived from audio production and the talent management business, the Internet business, the workshop business, and investment distribution. The Company assesses the contract term as the period in which the parties to the contract have enforceable rights and obligations. Customer contracts are generally standardized and noncancellable for the duration of the stated contract term. Consumption taxes collected and remitted to tax authorities are excluded from revenue.

The Company may use third-party vendors to provide certain goods or services to its customers. The Company evaluates those relationships to determine whether revenue should be reported gross or net. The Company recognizes revenue on a gross basis where it acts as principal and controls the goods and services used to fulfill the performance obligations to the customer and on a net basis where it acts as an agent.

Regarding revenue derived from audio production and talent management business, the Company did not act as an agent during the fiscal years ended September 30, 2024, 2023, and 2022. During the fiscal year ended September 30, 2023, the Company started sales of novel games as part of their Internet business. The Company evaluated the relationship with retailers and recognized revenue on a gross basis when the Company acted as principal and recognized in net when the Company acted as an agent.

Audio production and talent management business:

Revenue from sounds production and talent management business is recognized when promised goods or services are delivered to customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services.

The transaction price is generally fixed at contract inception. However, the transaction price might change when the actual amount of work performed by the voice actor differs from what was originally agreed due to retake and extra word count. The Company and the voice actor or voice actor’s management company negotiate and agree on the price. The Company records audio production and talent management business revenue on a gross basis as a principal versus on a net basis as an agent in the presentation of revenue and expenses. The Company has concluded that gross reporting is appropriate because the Company (i) has the risk of identifying and hiring qualified vendors, (ii) has the discretion to select the vendors and establish their price and duties, and (iii) bears the risk for services that are not fully paid for by customers.

VTuber Management (Internet) business:

Revenue from the internet business is primarily comprised of advertising revenue from voice actors’ real-time live streaming on various online platforms. Internet business revenue is recognized when advertisements are displayed on digital platforms. Revenue from the internet business also consists of sales of goods and merchandise featuring the virtual characters of voice actors. Revenue from sales of goods and merchandise is recognized upon delivery or when goods or merchandise are downloaded by the customer.

The transaction price for internet business is determined based on an agreed upon contractual rate applied to the number of advertisements displayed during live streamlining in the month. For sales of goods and merchandise, transaction prices are generally fixed and presented on the digital platforms.

Voice Actor (Workshop) business:

Revenue from the workshop business are primarily comprised of fees received for lessons and workshops conducted by the Company. Workshop business revenue is recognized over the duration of the lessons or workshops as the Company satisfies its performance obligation by conducting lessons or workshops.

The transaction price is generally fixed at contract inception for a specified number of lessons and duration.

Investment Distribution

Revenue from investment distribution is primarily comprised of distributions the Company receives from its investments to participate in the production of anime. Each month or quarter, the production management company calculates the distribution amount based on the earnings during the period and sends a notification letter to all participating companies. Investment distribution revenue is recognized when the amount of distribution is declared by the production company.

Transaction Price

The transaction price is the amount of consideration to which the Company expects to be entitled to for transferring goods and services to the customer.

Payments from customers are sometimes made in advance before satisfaction of the performance obligations. When payments are not due in advance, they are due within 30 days of delivery of the goods or service. In instances where the timing of revenue recognition differs from the timing of the right to invoice, the Company has determined that a significant financing component generally does not exist. Additionally, the Company has elected the practical expedient that permits an entity not to recognize a significant financing component if the time between the transfer of a good or service and payment is one year or less.

Disaggregation of Revenue

The table reflects revenue by major source for the following periods:

	Yen in Thousands
	For the fiscal years ended September 30,
	2024	2023	2022
Audio production and talent management business	¥114,987	¥63,835	¥120,121
Internet business	91,564	57,442	18,630
Workshop business	4,679	5,054	5,805
Distributions from investments	8,798	1,982	847
Total	¥220,028	¥128,313	¥145,403

Contract Balances

The timing of revenue recognition may not align with the right to invoice the customer. The Company records trade accounts receivable when it has the unconditional right to issue an invoice and receive payment regardless of whether revenue has been recognized. If revenue has not yet been recognized, then deferred revenue is also recorded. Deferred revenue classified as current on the Consolidated Balance Sheets are expected to be recognized as revenue within one year. If revenue is recognized in advance of the right to invoice, a contract asset is recorded.

Changes in deferred revenue were as follows:

	Yen in Thousands
	For the fiscal years ended September 30,
	2024	2023
Balance, beginning of year	¥33,839	¥6,341
Revenue earned	(31,639)	(3,617)
Revenue deferred	117,135	31,115
Balance, end of year	¥119,335	¥33,839

Changes in deferred revenue are primarily due to the timing of revenue recognition and cash collections.

Remaining Performance Obligations

Remaining performance obligations represent the aggregate amount of the transaction price allocated to the remaining obligations that the Company has not performed under its customer contracts. The Company has elected to use the optional exemption in ASC 606-10-50-14, which exempts an entity from such disclosures if a performance obligation is part of a contract with an original expected duration of one year or less.

As of September 30, 2024 and 2023, deferred revenue primarily represents the Company’s remaining performance obligations related to prepaid consideration for audio production and workshop businesses.

Deferred Contract Costs

The Company capitalizes certain costs to fulfill a contract related to its projects if they are identifiable, generate or enhance resources used to satisfy future performance obligations, and are expected to be recovered under ASC Topic 926-20 Entertainment — Films — Other Assets — Film Costs. Amortization of deferred contract fulfillment costs is included within cost of revenue in the Statements of Operations.

Deferred contract costs are amortized to be consistent with the timing of transfer to the customer of the goods or services to which the costs relate, either at a point in time or over time in proportion to the amount of the related goods and services transferred to the customer. The Company periodically reviews these capitalized contract costs to determine whether changes in events or circumstances have occurred that could impact the period of benefit of these assets. There were no impairment losses recorded for the periods presented.

Changes in deferred contact costs were as follows:

	Yen in thousands
	For the fiscal year ended September 30, 2024
	Beginning balance	Capitalization of costs	Amortization	Ending Balance
Total contract costs capitalized	¥27,628	¥170,764	¥(22,128)	¥176,264

	Yen in thousands
	For the fiscal years ended September 30, 2023
	Beginning balance	Capitalization of costs	Amortization	Ending Balance
Total contract costs capitalized	¥7,871	¥27,628	¥(7,871)	¥27,628

Cost of Revenue

Cost of revenue is comprised of outsourcing expenses which was paid for the Company’s vendors. The Company’s vendors are generally voice actors’ productions or voice actors and outsourcing expenses paid were for the services provided by voice actors.

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements. Under this method, deferred tax assets and liabilities are determined on the differences between the consolidated financial statement and tax basis of assets, liabilities and net operating loss by using enacted tax rate in effect for the year in which the differences are expected to reverse. The effect of a change in tax rate on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company recognizes deferred tax assets to the extent that these assets are believed to be more likely than not to be realized. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts that are more likely than not expected to be realized. In making such a determination, all available positive and negative evidence is considered, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies and results of recent operations.

The Company files tax returns in the tax jurisdictions of Japan. Tax benefits for uncertain tax positions are based upon management’s evaluation of the information available at the reporting date. To be recognized in the consolidated financial statements, a tax benefit must be at least more likely than not of being sustained based on technical merits. The benefit for positions meeting the recognition threshold is measured as the largest benefit more likely than not of being realized upon settlement with a taxing authority that has full knowledge of all relevant information.

Net (Loss)/Income per Share

Basic net (loss)/income per Ordinary Share is calculated by dividing the net (loss)/income by the weighted-average number of Ordinary Shares outstanding during the period, without consideration for potentially dilutive securities. Diluted net (loss)/income per Ordinary Share is computed by dividing the net (loss)/income by the weighted-average number of Ordinary Shares and potentially dilutive securities outstanding for the period determined using the treasury stock method.

Recently Issued Accounting Pronouncements

As an emerging growth company, the Jumpstart Our Business Startups Act allows the Company to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. The Company has elected to delay adoption of certain new or revised accounting standards. As a result, the Company’s consolidated financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective date for new or revised accounting standards that are applicable to public companies.

In December 2023, the Financial Accounting Standards Board (“FASB”) issued ASU 2023-09 Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The standard requires entities to disclose specific categories in the rate reconciliation and to provide additional information for reconciling items that meet a quantitative threshold. It also requires entities to disclose certain information about income taxes paid and other disclosures related to income and income tax expense from continuing operations. The standard is effective for fiscal years beginning after December 15, 2024 for public business entities and for fiscal years beginning after December 15, 2025 for all other entities. The Company is currently evaluating the impact that the adoption of this standard will have on its consolidated financial statements.

In November 2023, FASB issued ASU 2023-07 Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The standard requires entities to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The standard is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company is currently evaluating the impact that the adoption of this standard will have on its consolidated financial statements.

In October 2023, the FASB issued ASU 2023-06, “Disclosure Improvements: Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative” (“ASU 2023-06”). This ASU incorporates certain SEC disclosure requirements into the FASB Accounting Standards Codification (“ASC”). The amendments in the ASU are expected to clarify or improve disclosure and presentation requirements of a variety of ASC Topics, allow users to more easily compare entities subject to the SEC’s existing disclosures with those entities that were not previously subject to the requirements, and align the requirements in the ASC with the SEC’s regulations. The ASU has an unusual effective date and transition requirements since it is contingent on future SEC rule setting. If the SEC fails to enact required changes by June 30, 2027, this ASU is not effective for any entities. Early adoption is not permitted. The Company is currently evaluating the impact that the adoption of this standard will have on its consolidated financial statement

3. Acquisition

During the fiscal year ended September 30, 2022, the Company made payments totaling ¥1,000 thousand for the acquisition of Laughact, Inc, a VTuber business, which was formerly wholly owned by the Company’s principal shareholder, CyberStep, Inc. The assets the Company acquired primarily consist of the ownership of Google and YouTube accounts and the ownership of Booth and FANBOX accounts for content sales. The transaction was accounted as an asset acquisition. Related to the acquisition, the Company recognized the advertising expenses of ¥909 thousand in the Consolidated Statements of Operations.

4. Property and Equipment, Net

As of the dates specified below, property and equipment, net consisted of the following:

	Yen in thousands
	At September 30,
	2024	2023
Computers	¥366	¥366
Furniture and fixtures	319	319
Total property and equipment	685	685
Less: Accumulated depreciation	(324)	(126)
Total property and equipment, net	¥361	¥559

The Company recognized depreciation expenses on property and equipment of ¥198 thousand, ¥118 thousand, and ¥8 thousand for the fiscal years ended September 30, 2024, 2023, and 2022, respectively.

5. Intangible Assets, Net

As of the dates specified below, intangible assets consisted of the following:

	Yen in thousands
	At September 30,
	2024	2023
Participation Right, representing total intangible assets	¥123,986	¥28,736
Total intangible assets	123,986	28,736
Less: Accumulated Amortization	(18,708)	(8,551)
Total intangible assets	¥105,278	¥20,185

The Company has performed an impairment assessment and identified no triggering events or circumstances indicating that the carrying amount of the intangibles may be impaired. The Company also determined that no impairment was necessary.

The Company recognized amortization expenses on intangible assets of ¥10,157 thousand, ¥4,926 thousand, and ¥2,915 thousand for the fiscal years ended September 30, 2024, 2023, and 2022, respectively.

6. Leases

The Company has operating leases primarily for office space and equipment. Lease costs are generally fixed, with certain contracts containing variable payments for non-lease costs based on usage and escalations in the lessors’ annual costs.

Lease Period
Printer	March 26, 2018 to March 25, 2024
Office (Ichigaya)	September 17, 2022 to March 29, 2026
Office (Akasaka)	October 1, 2022 to March 31, 2026
Residence (Harumi)	September 18, 2024 to September 17, 2026

As of September 30, 2024 and 2023, the following amounts were recorded on the Consolidated Balance Sheets relating to the Company’s operating leases.

	Yen in thousands
	As of September 30,
	2024	2023
Right-of-Use Assets
Operating lease assets	¥10,465	¥2,774
Lease Liabilities
Operating lease liabilities - Current	¥(5,414)	¥(2,774)
Operating lease liabilities - Non-current	¥(4,375)	¥—

Supplemental balance sheet information related to leases consisted of the following:

	As of September 30,
	2024	2023
Remaining lease term and discount rate:
Weighted average remaining lease term (years)	1.8	0.9
Weighted average discount rate	1.45%	0.05%

Future minimum lease payments under non-cancelable leases as of September 30, 2024, were as follows (in thousand yen):

2025	¥5,520
2026	4,404
Total lease payments	9,924
Less amounts representing interest	(135)
Present value of lease payments	9,789
Less: current portion	(5,414)
Non-current lease liabilities	¥4,375

7. Fair Value of Financial Instruments

The Company reports financial assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis in accordance with ASC Topic 820 Fair Value Measurement (“ASC 820”). ASC 820 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities, which are required to be recorded at fair value, the Company considers the principal or most advantageous market in which the Company would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as inherent risk, transfer restrictions, and credit risk.

ASC 820 also establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three levels. U.S. GAAP established a hierarchy framework to classify the fair value based on the observability of significant inputs to the measurement.

The levels of the fair value hierarchy are as follows:

Level 1:	Determined using an unadjusted quoted price in an active market for identical assets or liabilities.

Level 2:	Estimated using inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly.

Level 3:	Estimated using unobservable inputs that are significant to the fair value of the assets or liabilities.

The carrying value of cash and cash equivalents, accounts receivable, other receivable, related party receivable, short-term loan receivable, income tax receivable, deferred costs, deferred offering costs, other current assets, accounts payable, other payable, related party payable, and deferred revenue approximate their fair value due to their short-term nature.

There were no assets or liabilities measured at fair value on “recurring” basis during the fiscal years ended September 30, 2024, 2023, and 2022. Since there is no material difference between the market interest rate and the contract rate, the carrying value of the Company’s debt approximates its fair value as of September 30, 2024 and 2023.

8. Commitments and Contingencies

Guarantees and Commitments

There were no commitments under certain purchase or guarantee arrangements as of September 30, 2024 and 2023.

Legal Matters

From time to time in the normal course of business, the Company may be subject to various legal matters such as threatened or pending claims or proceedings. There were no such material matters as of and for the fiscal years ended September 30, 2024, 2023, and 2022.

Indemnification

In the ordinary course of business, the Company often includes standard indemnification provisions in its arrangements with third parties. To date, the Company has not paid any material claims or been required to defend any material actions related to its indemnification obligations. However, the Company may record charges in the future as a result of these indemnification obligations.

9. Debt

The Company’s borrowings, including short-term and long-term portions consisted of the following:

			Yen in thousands
			At September 30,
	Interest Rate	Maturity	2024	2023
Term loan with Japan Finance Corporation	0.95 to 1.45%	10-Jun-29	¥29,640	¥13,770
Total long-term debt			29,640	13,770
Current portion of long-term debt, net of debt issuance costs			(6,240)	(2,040)
Long-term debt, excluding current portion, net of debt issuance costs			¥23,400	¥11,730

The term loan agreement does not contain any financial covenants.

Contractual maturities of long-term debt as of September 30, 2024 are as follows (yen in thousands):

2025	¥6,240
2026	6,240
2027	6,240
2028	6,240
2029	4,680
Total	¥29,640

10. Net (Loss)/Income per Share

The following table sets forth the computation of basic and diluted net (loss)/income per share:

	Yen in Thousands
	For the fiscal year ended September 30,
	2024	2023	2022
Basic and Diluted Net (Loss)/Income Per Ordinary Share:
Net (loss)/income attributable	¥(221,023)	¥(15,796)	¥241
Weighted average ordinary shares outstanding	11,515,090	8,456,250	4,500,000
Basic and diluted net (loss)/income per ordinary share	¥(19.19)	¥(1.87)	¥0.05

11. Income Taxes

The components of (loss)/income before income taxes, by geography, consisted of the following:

	Yen in thousands
	For the fiscal years ended September 30,
	2024	2023	2022
Japan	¥(221,023)	¥(15,796)	¥6,751

The components of income tax expense for the fiscal years ended September 30, 2024, 2023 and 2022 were as follows:

	Yen in thousands
	For the fiscal years ended September 30,
	2024	2023	2022
Current	¥—	¥—	¥6,510
Deferred	—	—	—
Total	¥—	¥—	¥6,510

The Company is subject to national and local income taxes in Japan which, in the aggregate, indicate a statutory rate of approximately 33.58%, 30.62%, and 34.6% for the fiscal years ended September 30, 2024, 2023, and 2022, respectively. The statutory tax rate in effect for the year in which the temporary differences are expected to reverse is used to calculate the tax effects of temporary differences that are expected to reverse in the future years.

A reconciliation of income tax expense to the amount of income tax (benefit)/expense at the statutory rate in Japan for the fiscal years ended September 30, 2024, 2023, and 2022 is as follows:

	Yen in thousands
	For the fiscal years ended September 30,
	2024	2023	2022
Income tax (benefit)/expense at the statutory rate	¥(74,219)	¥(4,837)	¥2,335
Increase (reduction) in taxes resulting from:
Change in valuation allowance	15,063	3,874	4,127
Permanent difference	60,061	—	—
Rate difference	(1,002)	745	—
Non-deductible expenses	97	339	111
Other	—	(121)	(63)
Income tax expense	¥—	¥—	¥6,510

Significant components of deferred tax assets and liabilities are as follows:

	Yen in thousands
	As of September 30,
	2024	2023
Deferred tax assets:
Deferred revenue	¥—	¥850
Lease liability	3,287	849
Net operating loss carryforwards	26,004	9,316
Other	2,334	1,315
Total deferred tax assets	31,625	12,330
Deferred tax liabilities:
Deferred costs	-	-
Lease asset	3,287	849
Other	2,910	1,116
Total deferred tax liabilities	6,197	1,965
Less: Valuation allowance	(25,428)	(10,365)
Net deferred tax assets/(liabilities)	¥—	¥—

Due to the Company’s history of net losses and the difficulty in predicting future results, the Company concluded it was not more likely than not that the deferred tax assets would be utilized. Accordingly, it has established a valuation allowance against net deferred tax assets. Significant management judgment is required in determining the Company’s deferred tax assets and liabilities and valuation allowances for the purpose of assessing its ability to realize any future benefit from its net deferred tax assets. The Company intends to maintain this valuation allowance until sufficient positive evidence exists to support the reversal of the valuation allowance. Income tax expense recorded in the future will be reduced to the extent that sufficient positive evidence materializes to support a reversal of, or decrease in, the Company’s valuation allowance. The net changes in the total valuation allowance for net deferred tax assets for the fiscal years ended September 30, 2024, 2023, and 2022 consist of the following:

	Yen in thousands
	For the fiscal years ended September 30,
	2024	2023	2022
Valuation allowance at beginning of year	¥10,365	¥6,491	¥2,364
Additions	15,063	3,874	4,127
Valuation allowance at end of year	¥25,428	¥10,365	¥6,491

The Company has net operating loss carryforwards of ¥77,438 thousand and ¥ 30,426 thousand in Japan as of September 30, 2024 and 2023, respectively.

For the fiscal years ended September 30, 2024, 2023, and 2022, the Company had no uncertain tax positions anticipated to significantly increase or decrease within 12 months.

Interest and penalties related to income tax matters are recognized as a component of selling, general and administrative expenses in the Consolidated Statements of Operations, if applicable. The Company did not have any interest or penalties associated with any uncertain tax benefits that have been accrued or recognized as of and for the fiscal years ended September 30, 2024, 2023, and 2022.

The Company files national and local income tax returns within Japan. As of September 30, 2024, the Company is not currently, nor has it been, under income tax examination but may be subject to examination in the future. The tax authorities could perform tax examinations on years as early as the tax year ended September 30, 2018.

12. Stockholders’ Equity

Ordinary Share

On August 26, 2024, the Company issued 994,800 Ordinary Shares in consideration of the services provided in connection with the Company’s initial public offering in July 2024. After the share issuance, the total number of issued and outstanding Ordinary Shares of the Company increased to 13,429,800.

In July 2024, the Company completed its IPO of 1,250,000 Ordinary Shares at a public offering price of $4.30 USD per share. The net proceeds to the Company from the IPO, after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company, were ¥475,431 thousand.

On May 5, 2023, BloomZ Japan’s board of directors approved an issuance of 667 new ordinary shares for an aggregate consideration of ¥200,100 thousand. On August 25, 2023, the Company issued an aggregate of 3,335,000 Ordinary Shares and entered into a share exchange agreement with BloomZ Japan and its shareholders and acquired 667 of BloomZ Japan’s ordinary shares from BloomZ Japan’s shareholders in exchange for 3,335,000 Ordinary Shares of the Company. After the share exchange, the total number of issued and outstanding Ordinary Shares of the Company increased from 7,850,000 to 11,185,000.

On December 22, 2022, BloomZ Japan’s board of directors approved an issuance of 670 new ordinary shares for an aggregate consideration of ¥33,500 thousand. On April 24, 2023, the Company issued an aggregate of 7,845,000 Ordinary Shares and entered into a share exchange agreement with BloomZ Japan and its shareholders and acquired 1,570 of BloomZ Japan’s ordinary shares from its shareholders in exchange for 7,845,000 Ordinary Shares of the Company. After the share exchange, the total number of issued and outstanding Ordinary Shares of the Company increased from 4,500,000 to 7,850,000.

As of September 30, 2023, the Company had authorized 2,500,000,000,000 Ordinary Shares. Each holder of Ordinary Shares shall be entitled to one vote for each Ordinary Share held as of the record date and shall be entitled to receive dividends, when, as and if declared by the shareholders’ meeting or the board of directors. The total number of Ordinary Shares issued and outstanding as of September 30, 2023 was 11,185,000.

13. Related Party Transactions

The related parties that had material balances and transactions as of and for the fiscal years ended September 30, 2024, 2023 and 2022 consist of the following:

Name of Related Party	Nature of Relationship at September 30, 2024
CyberStep, Inc.	The principal shareholder of the Company
Neko-neko Company	An affiliate of the Company
Kazusa Aranami	The director of the Company

The Company has the following related party transactions as of September 30, 2024 and 2023 and for the fiscal years ended September 2024, 2023, and 2022:

		Yen in thousands
		As of September 30,
		2024	2023
Amount due from related parties
CyberStep, Inc.	Sound production and talent management service to related party. Unsecured, interest-free and receivable on demand.	¥—	¥3,214
Neko-neko Company	Internet service to related party. Unsecured, interest-free and receivable on demand.	555	—
Short-term loan receivable
CyberStep, Inc.	Short-term loan and interest income to related party	200,362	—
Amount due to related parties
CyberStep, Inc.	Outsourcing services provided by related party. Unsecured, interest-free and repayable on demand.	973	—
Kazusa Aranami	Outsourcing services provided by related party. Unsecured, interest-free and repayable on demand.	1,068	49

		Yen in thousands
		For the fiscal years ended September 30,
		2024	2023	2022
Revenue
Laughact, Inc.	Internet (VTuber) income	¥—	¥—	¥1,011
CyberStep, Inc.	Sound production and talent management income and Internet income	5,017	14,776	6,649
Lode Runner Inc.	Audio production and talent management income	—	—	10,000
Outsourcing Expenses
CyberStep, Inc.	Outsourcing services provided by related party	15,538	4,033	11,916
Kazusa Aranami	Outsourcing services provided by related party	3,075	1,959	—
Selling, General and Administrative Expenses
CyberStep, Inc.	Commission fee to related party	59	850	—
Other Income
CyberStep, Inc.	Intrest income from related party	362	—	—
Kazusa Aranami	Residence rent coverage from related party	78	—	—
Interest expenses
CyberStep, Inc.	Interest expenses to related party	281	1,633	—

On August 20, 2024, the Company entered into a loan receivable agreement with CyberStep, Inc., one of the Company’s principal shareholders, for ¥200,000 thousand to provide working capital for the upcoming joint projects. The loan is unsecured, has an interest rate of 2% per annum, and matures on August 29, 2025.

14. Consulting Agreement

On January 11, 2023, the Company entered into a Consulting and Services Agreement, as amended on September 14, 2023, with HeartCore Enterprises, Inc (“HeartCore”). Pursuant to the agreement, the Company agreed to compensate HeartCore with cash consideration of US$500,000 for professional services to be provided by HeartCore in connection with the IPO.

15. Subsequent Events

The Company has evaluated subsequent events after the consolidated balance sheet date through February 14, 2025, the date the consolidated financial statements were available for issuance. Management has determined that no significant events or transactions have occurred subsequent to the balance sheet date that require both recognition and disclosure in the consolidated financial statements, except those disclosed below.

On September 14, 2024, the Company entered into the Finder’s Agreement with Network 1 Financial Securities, Inc. (“Network 1”). Pursuant to the Finder’s Agreement, the Company agreed to compensate Network 1 with the cash fee of 7.0% of the aggregate gross proceeds and the stock fee of 500,000 Ordinary Shares for professional services to be provided by Network 1 with the effective date of October 1, 2024.

On October 1, 2024, the Company entered into an ordinary share purchase agreement (the “White Lion Purchase Agreement”) and a Registration Rights Agreement with White Lion Capital, LLC, a Nevada limited liability company (“White Lion”). Pursuant to the White Lion Purchase Agreement, the Company has the right, but not the obligation, to require White Lion to purchase, from time to time, up to $30,000,000 in aggregate gross purchase price of newly issued Ordinary Shares, subject to certain limitations and conditions set forth in the White Lion Purchase Agreement.